Form 20-F
period 2014-06-30
Kofax Ltd
filed 2014-09-02
CIK 1556884

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-36221

Kofax Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(949) 783-1000

(Address of principal executive offices)

Reynolds C. Bish

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(949) 783-1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, without nominal value	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, without nominal value: 97,217,594 (as of June 30, 2014)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Including 5,068,374 treasury shares.

INTRODUCTION

We began operations in Switzerland in 1985 as a distributor of digital imaging hardware and maintenance services under the name Dicom AG. We listed the ordinary (i.e., common) shares of Kofax plc, Kofax Limited’s predecessor, on AIM (the London Stock Exchange’s market for smaller companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999. On December 5, 2013 we completed our initial public offering in the United States on the NASDAQ Global Select Market.

Pursuant to a scheme of arrangement approved by the shareholders of Kofax (U.K.) and sanctioned by the High Court of Justice of England and Wales, we migrated the jurisdiction of organization of our parent company from the United Kingdom to Bermuda by forming Kofax Limited, a Bermuda company.

Except as otherwise required by the context, references to “Kofax,” “the Company,” “we,” “us” and “our” are to (1) Kofax (U.K.) and its subsidiaries for all periods prior to the completion of the Migration, and (2) Kofax Limited, and its subsidiaries, for all periods after the completion of the Migration.

All references to “U.S. dollars” or “$” are to the legal currency of the United States; all references to “£,” “pound,” “British pound,” “pound sterling,” “p” or “pence” are to the legal currency of the United Kingdom (and “p” or “pence” shall mean one-hundredth of £1); all references to “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended; and all references to “Swiss franc” are to the legal currency of Switzerland.

We intend to make this report and other periodic reports publicly available on our web site (www.kofax.com) without charge immediately following our filing with the U.S. Securities and Exchange Commission (“SEC”). We assume no obligation to update or revise any part of this report, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “is/are likely to,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our acquisitions. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance to differ materially from what is described in such forward looking statements.

The forward-looking statements included in the report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under the “Risk Factors” section and elsewhere in this report, including, among other things:

•	our ability to meet anticipated revenue levels from sales of our software licenses;

•	our ability to develop, market and sell new products and adopt new technology platforms;

•	our ability to grow through acquisitions or investments in other companies or technologies;

•	our ability to realize the anticipated benefits of our consummated acquisitions or investments in other companies;

•	our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services;

•	our ability to attract and retain qualified personnel;

•	our ability to manage our growth;

•	our ability to manage risks related to competition;

•	our ability to maintain good relations with our channel partners;

•	our ability to manage risks associated with our international operations and fluctuations in currency values;

•	our ability to manage risks related to unanticipated performance problems or bugs in our software product offerings; and

•	our ability to protect our intellectual property and proprietary rights.

•	our ability to execute on expected sales during the latter part of any given quarter.

Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements speak only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless U.S. securities laws require us to do so.

INDUSTRY AND MARKET DATA

This report includes information with respect to market share and industry conditions from third-party sources, public filings and our good faith estimates, which are derived from management’s review of internal data and information, as well as the following third-party sources: Harvey Spencer Associates, an industry analyst firm focused on capture software and services; the Hackett Group, a global strategic business advisory and operations improvement consulting firm; Gartner, an information technology research and advisory company and Forrester Research, Inc., or Forrester, a global research and advisory firm. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from these third-party sources, including Harvey Spencer Associates, dated July 2013, The Hackett Group, dated December 2013, Harvey Spencer Associates, dated July 2013, Gartner—Market Snapshot, July, 2013, Forrester Research, Inc.—The Forrester WaveTM: Multichannel Capture, Q3 2012, Forrester Research, Inc.—Market Analysis of Multichannel Capture, Business Process Management, and Smart Process Applications, 2013 through 2016, January 2013, The Forrester Wave™ for Dynamic Case Management (DCM), March 2014, Forrester Research, Inc.—“Wave” for Smart Process Applications, April 2013, Gartner – Market Snapshot, July 2013, and Forrester Research, Inc.—Market Analysis of Multichannel Capture, Business Process Management, and Smart Process Applications, 2013 through 2016, January 2013.

Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of users, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon comparisons provided by third-party sources and on management estimates, as outlined above. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed in this report under the heading “Risk Factors.”

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

IFRS Financial Measures

The following table sets forth our selected consolidated financial data as of and for each of the years in the three-year period ended June 30, 2014. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), presented in “Item 18. Financial Statements” of this report.

	Fiscal Year Ended June 30,
	2014	2013	2012
	(in thousands, except per share data)
Software licenses	$117,791	$112,228	$117,255
Maintenance services	133,194	121,751	113,784
Professional services	38,725	32,339	31,442

Total revenues	289,710	266,318	262,481

Income from operations	10,270	25,128	22,138
Income from continuing operations, before income taxes	16,781	18,199	27,432
Net income	11,379	10,001	16,024

Earnings per Share:
Basic	$0.13	$0.12	$0.21
Diluted	$0.12	$0.11	$0.20

	As of June 30,
	2014	2013	2012
	(in thousands)
Cash and cash equivalents	$89,631	$93,413	$81,122
Working capital[1]	36,090	49,861	43,008
Total assets	429,461	379,143	357,777
Total shareholders’ equity	265,862	237,127	217,940
Cash flows from operations	$34,557	$30,523	$18,776

[1]	Working capital is defined as current assets less current liabilities.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and for making operational decisions. Our annual financial plan and our multiple-year strategic plan are prepared on both an IFRS and non-IFRS basis, both of which are approved by our board of directors (the “Board of Directors”). Historically, we have provided non-IFRS measures to our shareholders. The Board of Directors and management utilize both our IFRS and non-IFRS measures in a number of ways, including: to facilitate our determination of our allocation of resources, to measure our actual performance against budgeted and forecasted financial plans and to establish and measure management’s compensation. We believe that these non-IFRS measures are also useful to investors and other users of our financial statements in evaluating our performance because these non-IFRS financial measures may be used as additional tools to compare business performance across peer companies and across periods.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-IFRS measures and IFRS results, including providing a reconciliation of each non-IFRS measure to IFRS results, in order to enable investors to perform their own analysis of our operating results. Management’s assessment of certain non-IFRS measures is described in “Item 5. Operating and Financial Review and Prospects” in this report.

Adjusted Revenue

We defined adjusted revenue as revenue, as reported under IFRS, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a given period due to the effects of purchase accounting. In accordance with IFRS purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which generally reduces the deferred amount and revenues recognized subsequent to an acquisition.

On July 31, 2013, we acquired 100% of the shares of Kapow Technologies Holdings, Inc. (“Kapow”). Because of its term license business model, Kapow recognized its revenue ratably over the term of its sales arrangements, and accordingly had a large amount of deferred revenue at the date of acquisition impacted by this fair value adjustment. We include adjusted revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition related revenue adjustments are non-recurring we may incur similar adjustments in connection with any future acquisitions. The table below provides a reconciliation of IFRS revenue to adjusted revenue related to all of our historic acquisitions:

	For Year Ended June 30,
	2014	2013	2012
	(in thousands)
Non-IFRS Software licenses revenue
IFRS Software licenses revenue	$117,791	$112,228	$117,255
Acquisition fair value adjustment – Software licenses	6,069	156	366

Non-IFRS Software licenses revenue	$123,860	$112,384	$117,621

Non-IFRS Maintenance services revenue
IFRS Maintenance services revenue	$133,194	$121,751	$113,784
Acquisition fair value adjustment – Maintenance services	911	205	1,508

Non-IFRS Maintenance services revenue	$134,105	$121,956	$115,292

Non-IFRS Professional services revenue
IFRS Professional services revenue	$38,725	$32,339	$31,442
Acquisition fair value adjustment – Professional services	714	—	—

Non-IFRS Professional services revenue	$39,439	$32,339	$31,442

	For Year Ended June 30,
	2014	2013	2012
Total Adjusted Revenue
Total IFRS Revenue	$289,710	$266,318	$262,481
Total Acquisition fair value adjustment	7,694	361	1,874

Total Adjusted Revenue (non-IFRS)	$297,404	$266,679	$264,355

Adjusted software license revenue increased $11.5 million, or 10.2% in 2014 as a result of mobile and new or acquired products software license revenue grew 106.5%. Acquisition fair value adjustments increased $7.3 million as the result of the subsequent recognition of fair value adjustments to deferred income acquired in the acquisition of Kapow in July 2013.

Adjusted Income from Operations

We define adjusted income from operations as income from operations, as reported under IFRS, excluding the effect of acquisition fair value adjustments to revenue, share-based payment expenses, depreciation expenses, amortization of acquired intangible assets, acquisition-related costs, and other operating expenses, net. Share-based payment expense, depreciation expense and amortization of acquired intangible assets in our adjusted income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under IFRS, included in other expense lines. Accordingly, we exclude those amounts when assessing adjusted income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to adjusted income from operations as adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”).

We assess adjusted income from operations as a percentage of total adjusted revenue and in so doing, we are able to evaluate the relative performance of our revenue growth compared to the expense growth for those items included in adjusted income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

The table below provides a reconciliation of IFRS income from operations to adjusted income from operations and presents adjusted income from operations as a percentage of total adjusted revenue:

	For Year Ended June 30,
	2014	2013	2012
	(in thousands, except percentages)
Income from operations	10,270	$25,128	$22,138
Acquisition fair value adjustment to revenue	7,694	361	1,874
Share-based payment expense	4,867	1,393	3,905
Depreciation expense	5,323	6,009	5,913
Amortization of acquired intangible assets	8,933	6,707	5,190
Acquisition-related costs, excluding share-based payment expense	857	4,682	5,758
Restructuring costs	—	—	4,917
Other operating expense, net	4,172	2,395	669

Adjusted income from operations	42,116	$46,675	$50,476

Adjusted income from operations as a percentage of total adjusted revenue	14.2%	17.5%	19.1%

Adjusted Diluted Earnings Per Share

Adjusted diluted earnings per share is calculated using IFRS net income/(loss) excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Amortization of intangible assets, Acquisition-related costs, Net interest, Other income and expense, and the related tax effect, divided by fully diluted shares outstanding. Therefore, we include this non-IFRS measure in order to provide a more complete comparison of our earnings per share from one period to another. The table below provides a reconciliation of our adjusted diluted earnings (loss) per share, and our associated adjusted income (loss) from continuing operations, after tax:

	Fiscal Year Ended
	June 30, 2014		June 30, 2013		June 30, 2012
	Per diluted shares	In thousands	Per diluted shares	In thousands	Per diluted shares	In thousands
Diluted earnings per share and income from continuing operations, after tax	$0.12	$11,379	$0.11	$10,001	$0.20	$17,437
Acquisition fair value adjustment to revenue	0.08	7,694	0.00	361	0.02	1,874
Share-based payment expense	0.05	4,867	0.01	1,393	0.04	3,905
Amortization of intangible assets	0.10	8,933	0.08	6,707	0.06	5,190
Acquisition-related costs	0.01	857	0.06	4,682	0.07	5,758
Restructuring costs	0.00	—	0.00	—	0.06	4,917
Net finance and other income and expense, net	(0.03)	(2,339)	0.11	9,324	(0.06)	(4,625)
Tax effect of above adjustments	(0.07)	(6,936)	(0.05)	(4,300)	(0.04)	(3,324)

Adjusted diluted earnings per share	$0.26		$0.32		$0.33

	For Year Ended June 30,
	2014	2013	2012
	(shares in millions)
Diluted weighted average number of shares	94.1	91.0	90.8

Adjusted Cash Flows from Operations

We define adjusted cash flows from operations as net cash inflows from operating activities, as reported under IFRS, adjusted for income taxes paid or refunded and payments under restructurings. Income tax payments paid is included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations.

The table below provides a reconciliation of IFRS cash flows from operations to adjusted cash flows from operations:

	For Year Ended June 30,
	2014	2013	2012
	(in thousands)
Net cash inflow from operating activities	$34,557	$30,523	$18,776
Income taxes paid	13,165	10,749	12,172
Payments under restructuring-personnel	637	863	3,331

Adjusted cash flow from operations	$48,359	$42,135	$34,279

Supplemental Information

The following supplemental information is used to reconcile IFRS Income from operations to adjusted Income from operations:

Share based payment expense recognized by functional line in the Consolidated Income Statements is as follows:

	For Year Ended June 30,
	2014	2013	2012
	(in thousands)
Cost of maintenance services	$79	$14	$—
Cost of professional services	92	28	33
Research and development	884	274	348
Selling and marketing	2,607	579	1,494
General and Administrative	1,205	498	1,918
Acquisition-related costs	—	—	112

Total share-based payment expense	$4,867	$1,393	$3,905

Depreciation and amortization expense recognized by functional line in the Consolidated Income Statements is as follows:

	For Year Ended June 30,
	2014	2013	2012
	(in thousands)
Cost of software licenses	$32	$65	$69
Cost of professional services	484	576	543
Research and development	786	1,048	1,025
Selling and marketing	1,639	1,676	1,540
General and Administrative	1,651	1,745	1,824
Cost of professional services	731	899	912

Total depreciation and amortization expense	$5,323	$6,009	$5,913

Exchange Rates

The prices for our common shares traded on the London Stock Exchange are denominated in pounds. Fluctuations in the exchange rate between the pound and the U.S. dollar affect the dollar equivalent of the pound price of our common shares traded on the London Stock Exchange and, as a result, may affect the price of our common shares traded on the NASDAQ. In addition, if Kofax were to pay cash dividends, payments may be made in pounds. As a result, any exchange rate fluctuations will also affect the dollar amounts received by the holders of shares on the conversion into dollars of cash dividends paid in pounds on the ordinary shares.

The following table sets forth (i) the mid-market rates for the pound expressed as U.S. dollars per £1.00 for the past three years on an annual basis and (ii) the high and low mid-market rates on a monthly basis from January 2014 through August 31, 2014.

	Average(1)	High	Low
Year
2012	1.589	1.641	1.546
2013	1.567	1.616	1.516
2014	1.637	1.711	1.517

	High	Low
Month
2014
January	1.665	1.635
February	1.680	1.631
March	1.676	1.648
April	1.685	1.658
May	1.697	1.672
June	1.716	1.674
July	1.716	1.687
August	1.689	1.652

(1)	The average of the applicable mid-market rates on the last day of each month during the relevant period. The Noon Buying Rate on August 31, 2014 was $1.660 per £1.00.

A significant portion of our revenue and expense is denominated in currencies other than the pound and U.S. dollar. Therefore, fluctuations in the exchange rate between the U.S. dollar and other currencies in which we conduct business could materially affect our business, financial position, income or cash flows. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for details on the impact of these exchange rate fluctuations.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business and our industry, before making an investment decision. If any of the following risks actually occur, our business, financial condition and operating results could be harmed. In that case, the trading price of our common shares could decline and you might lose all or part of your investment in our common shares. In assessing these risks, you should also refer to the other information contained in this report, including our consolidated financial statements and the related notes thereto.

Risks Related To Our Business

Sales of our software licenses and the related revenue from those sales, particularly those sales made through our direct sales force, require significant time and effort and are therefore difficult to predict accurately. In addition, since the majority of our expenses are based on anticipated revenue levels, if those revenue levels are not met, we may not be able to reduce our expenses in a timely manner to offset a shortfall in revenue. This unpredictability in the timing or amount of our receipt of revenue may cause our quarterly results of operations to vary considerably and the market price of our common shares to be materially adversely affected.

Many of our contracts, particularly those sold through our direct sales force, are finalized in the latter portions of any given quarter. Additionally, our revenue may vary from quarter to quarter, depending on the timing and size of our license revenue, which may contain individually large contracts in any given period. Our first and third fiscal quarters have historically been weaker than our second and fourth quarters. If we fail to execute on expected sales during the latter part of any given quarter, we may be unable to offset any of the anticipated lost revenues from such expected sales for such quarter and our results of operations may be materially impacted.

Our direct sales force’s efforts to attract new customers require substantial time and effort, and we cannot assure you that we will be successful in establishing new relationships or maintaining or advancing our current relationships. Further, many of our customers typically require one or more internal levels of approval before they can purchase our products and services. As a result, during our sales efforts, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The breadth of our offerings often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations and benchmarking against other available offerings. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the latter stages of those efforts. Additionally, if we are unable to forecast market demand and conditions, we may not be able to expand or decrease our sales efforts at appropriate times and our revenue and related results of operations could be materially adversely affected.

We plan our expenditures based on anticipated future revenue. If the timing or amount of revenue fails to meet our expectations in any given quarter, our financial performance could be materially adversely affected because only small portions of expenses vary with revenue. Quarterly or annual operating results that are not in line with our own guidance or the expectations of public market analysts and other investors could materially adversely affect the market price of our common shares. As a result, period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon to predict future performance.

Our failure to successfully develop, market or sell new products or adopt new technology platforms could materially adversely affect our results of operations and financial condition.

Our software competes in a market characterized by rapid technological advances, evolving standards in software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. We cannot assure you that we will be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not be limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with a customer’s needs;

•	the need to educate our sales, marketing and services personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature and extent of customer demand. We may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with a competing supplier.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we may have expended substantial resources and capital without realizing sufficient offsetting or resulting revenue, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in research and development of our software and other intellectual property. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments for several years, if at all. In addition, as we or our competitors introduce new or enhanced products, the demand for our products, particularly older versions of our products, may decline. If we are unable to provide continued improvements in the functionality of our older products or move users that are using our older products to our newer products, our revenue may decline.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

We currently serve our customers from third-party data center hosting facilities located in the United States. Any damage to, or failure of, these facilities could result in interruptions to our service. Interruptions to our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility located in the United States. Companies and products added through acquisition may be temporarily served through alternate facilities. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions to our service. Even with the disaster recovery arrangements, our service could be interrupted.

In addition, as we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service.

Revenue from such services is not material in the current period, however significant growth is anticipated in future periods.

We may not be able to continue to grow through acquisitions or investments in other companies or technologies which could lead to our revenue not growing at an acceptable rate and may in turn harm our business.

Our business has expanded, in part, as a result of acquisitions of, or investments in, other companies. We intend to consider additional acquisitions of companies, products and technologies, as well as investments in other businesses. We cannot assure you that we will be able to identify other suitable acquisitions or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to purchase a company, technology or other assets, we cannot assure you that we will be successful in consummating the purchase. If we are unable to continue to expand through acquisitions, our revenue may fail to grow or may decline, and our business may be harmed.

Our ability to realize the anticipated benefits of our consummated acquisitions will depend on successfully integrating the acquired businesses. If we are unable to successfully integrate acquired businesses, or if an acquired business’ results of operations do not meet our expectations, we may record charges to earnings and our operating results and financial condition could be adversely affected.

Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	cultural challenges associated with integrating employees from an acquired company into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	additional financing required to make contingent payments;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	inability to maintain our standards, controls, procedures and policies;

•	litigation arising out of the activities of the acquired company, including claims from terminated employees, customers, former shareholders or other third-parties;

•	in the case of acquisitions made across multiple geographic areas, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	failure to successfully further develop the acquired technology; and

•	increased fixed costs.

While we have not experienced any material issues associated with integrating acquisitions completed to date, if we are unable to successfully integrate acquired businesses in the future, as a result of these and other risks, we may not realize the anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could adversely impact our business.

We will incur costs in connection with executing our acquisition strategy. Fees related to our acquisition strategy include amounts incurred during the evaluation of possible acquisition targets that may, or may not, ultimately be acquired by us. These costs, in addition to the time of our management and employees, include amounts payable to attorneys and other professional services firms. All fees relating to our acquisition strategy are expensed as incurred. In addition to costs to consummate an acquisition, we may record a significant amount of other charges to our operating results that are directly related to our acquisitions, including those acquisitions that are deemed to be operationally or strategically successful, including: the amortization of intangible assets acquired; charges to our operating results due to the accounting for contingent payments made in connection with acquisitions; costs incurred to combine the operations of companies we acquire, such as employee retention, redeployment or relocation expenses; charges to our operating results to eliminate certain duplicative pre-acquisition activities, to restructure our combined operations or to reduce our cost structure; charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period of any given acquisition has ended; and charges to our operating results due to the expensing of certain equity awards assumed in an acquisition.

The accounting for acquisitions requires assets and liabilities to be stated at their acquisition date fair value, which generally results in an increase being recorded to the historic value of net assets, including recording the fair value of assets such as acquired intangible assets and goodwill, and also including a reduction in the value of acquired deferred revenue. The increased value of net assets generally results in lower post-acquisition earnings when compared to the pre-acquisition earnings of the acquired businesses. These costs, when and if recorded, could be material and could differ substantially from costs recorded in prior years.

Continued uncertainty in the global financial markets and unfavorable global economic conditions may adversely affect our business, results of operations and financial condition.

Continued uncertainty in the global financial markets and unfavorable global economic conditions may adversely affect us. Our revenue was adversely affected in each of fiscal 2014, 2013 and 2012, in part due to unfavorable global economic conditions, including the recessionary economic environment in many southern European and other countries, as well as the slowdown in the financial services industry. These macroeconomic trends could continue to negatively affect our business, operating results or financial condition in a number of ways, which, in turn, could adversely affect our share price. A prolonged period of economic decline could have a material adverse effect on our results of operations and financial condition and exacerbate some of the other risk factors described herein. Our customers may defer or reduce purchases of our software licenses and services. Our customers may also not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us or ultimately cause the customer to file for protection from creditors under applicable insolvency or bankruptcy laws. In addition, a significant portion of our revenues are generated from users in the financial services, insurance and government markets, including the U.S. federal government. A decline in revenues generated from users in these sectors could have a material adverse effect on our results of operations and financial condition.

Our future revenue depends in part on our installed user base continuing to purchase software licenses, renew customer maintenance agreements and purchase additional professional services. If existing customers do not continue, or expand, the use of our products or services our results of operations could be materially adversely affected.

The success of a portion of our strategic plan depends on our ability to expand our installed base of customers’ usage of our products. Our ability to sell additional products to existing customers may depend, in part, on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product releases or the acquisition of new businesses or products. In future periods, customers may not necessarily license additional products or contract for additional maintenance or other services.

In addition, our customer maintenance agreements are generally annually renewable at the customer’s option, and generally do not include mandatory payment obligations or obligations to license additional software. Maintenance services revenue is primarily influenced by the renewal rate of existing maintenance contracts, the pricing of those renewals and the number and size of new maintenance contracts sold in connection with software licenses. We measure the renewal rates associated with our maintenance revenue, and during each of fiscal 2014, 2013 and 2012 those maintenance renewal rates were in excess of 90%. In the future, if we do not maintain a similarly high level of renewals of our customer maintenance contracts, or if our customers fail to license additional products or contract for additional professional services, our revenue and related results of operations could be materially adversely affected.

Because we recognize certain revenues from subscriptions for our service over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements, which are typically 12 to 36 months. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our attrition rate may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term. Revenue from such services is not material in the current period, however significant growth is anticipated in future periods.

We depend on the services of key personnel to execute our business strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to operate our business effectively.

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including, in particular, our direct sales personnel and our executive management team. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees. We face intense competition for qualified individuals from numerous technology, software and service companies. Competition for qualified personnel is particularly intense in many of the large, international metropolitan markets in which we have offices, including for example, Irvine, California and Boston, Massachusetts. Several positions require significant training and new hires may, in some cases, take more than a year before they achieve full productivity. Further, given the rapid pace of our expansion to date, we may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key management and operating personnel, including as a result of limitations on the size of stock awards that can be granted to such persons under our existing equity compensation plans (unless the availability of stock awards thereunder is approved for increase by our shareholders or our shareholders approve a new equity compensation plan), our ability to operate our business effectively could be negatively impacted and our business, operating results and financial condition would be materially adversely affected.

Our failure to adequately manage our growth may adversely affect our business.

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	implement additional management information systems;

•	further develop our operating, administrative, legal, financial and accounting systems and controls;

•	hire additional personnel;

•	develop additional levels of management within our company;

•	locate additional office space in various countries; and

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

Failure to accomplish any of these requirements could adversely affect our ability to deliver our product and service offerings in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

We compete in a highly competitive software product and services market, and any failure by us to compete effectively in such a market could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our operating results and financial condition.

The enterprise software industry in general, and our segments of the market in particular, are highly competitive. Certain of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader or more integrated product offerings, larger technical staffs and a larger installed customer base than we do. A number of companies offer products that are similar to our products and target the same markets that we do. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Accordingly, our current or potential competitors may develop or acquire products or services comparable or superior to those that we develop. Additionally, our competitors could combine or merge to become more formidable competitors or may adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. Failure by us to compete effectively could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our strategy, our business, results of operations and financial condition.

We rely on our channel partners for a significant portion of our revenue. If we are not successful in maintaining good relations with our channel partners, our ability to grow our business may be harmed, which could materially adversely affect our operating results and financial condition.

We sell a significant portion of our licenses and related services through our extensive network of channel partners, with 54%, 54% and 57% of total revenue being derived from channel partners in fiscal 2014, 2013 and 2012, respectively. These channel partners include authorized resellers, original equipment manufacturers and distributors. We may experience difficulty in maintaining or establishing third-party relationships with our channel partners. Once established, we need to maintain good relationships and communications with our channel partners, including ensuring that we are not competing with these channel partners through our direct sales force. Additionally, we are exposed to the risk that the parties through which we indirectly sell our products and services will not devote sufficient time, attention and resources to learning our products, markets and potential customers and may promote and sell competing products and services. If we are unable to maintain good relations with our channel partners, our ability to organically grow our business could be harmed, which may materially adversely affect our reputation, the reputation of our products in the market and our operating results and financial condition.

We have business operations located in many countries and a significant level of operations outside of the United States, which subjects us to additional costs and risks that could adversely affect our operating results.

A significant portion of our operations are located outside of the United States. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. We are subject to a variety of risks and challenges in managing an organization operating in various countries, including those related to:

•	challenges caused by distance as well as language and cultural differences;

•	general economic conditions in each country or region;

•	regulatory changes; including reduced protection for intellectual property rights in some countries.

•	political unrest, terrorism and the potential for other hostilities;

•	public health risks, particularly in areas in which we have significant operations;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	overlapping or changes in tax regimes;

•	difficulties in transferring funds from certain countries;

•	laws such as the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials; and

If we are unable to manage these and other international aspects of our business, our operating results and overall business could be adversely affected.

Our results of operations may be adversely affected by fluctuations in currency values.

The majority of our revenue is transacted in the U.S. dollar and the euro, and we incur the majority of our costs in the U.S. dollar, the euro and the British pound, and to a lesser extent in Swiss francs and other currencies. Changes in the relative value of major currencies, particularly the U.S. dollar as compared to each of the euro and the British pound, may significantly affect our operating results. In fiscal 2014, approximately 58%, 21%, 11% and 4% of our revenue were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively; in fiscal 2013, approximately 53%, 20%, 13% and 5% of our expenses were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively, and in fiscal 2012, approximately 53%, 17%, 17% and 5% of our expenses were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively. As we have a significant amount of our euro-denominated transactions associated with revenue, a devaluation of the euro relative to the U.S. dollar would adversely affect our results of operations reported in U.S. dollars. As the transactions in British pounds are primarily expenses, a decline of the U.S. dollar relative to the British pound would negatively impact our results of operations reported in U.S. dollars. We also maintain intercompany trade balances and cash balances that are subject to currency remeasurement, and for which a change in currency exchanges rates between U.S. dollars, euros, British pounds and Swiss francs could result in an adverse charge being recorded to our income statement. Our currency remeasurement gains and losses are charged against earnings in the period incurred.

At times we may enter into forward contracts for the purpose of hedging all, or a portion of, either our anticipated future currency transactions, or our net investments in, or assets and liabilities of, our subsidiaries located outside of the United States. We may not be able to enter into contracts to hedge our currency exposure in the future, or may not be able to do so on a cost effective basis, which may adversely affect our results of operations.

We have organized certain of our software development capabilities in locations outside of the United States, which subjects us to risks that may result in certain staffing and management difficulties. If these risks are not effectively addressed, it could delay development of upgrades and new products, which could materially adversely affect our results of operations.

In addition to our software development centers in Irvine, California and Bedford, Massachusetts, we have software development centers in Hanoi, Vietnam; St. Petersburg, Russia; Freiburg, Germany; Vienna, Austria; Derry, Northern Ireland; and Hyderabad, India. These foreign locations account for approximately two-thirds of our software development personnel. With certain of our software development activities being conducted at geographically dispersed locations, we are subject to various risks, including: language and other communications barriers; cultural differences; time zone differences, which make communications more difficult; and challenges related to the need to remotely manage developers and programmers, particularly when the persons most familiar with the needs of our customer base and the desired new functionality and features are not located there. If we are unable to expand or adequately staff and manage our existing research and development operations located outside of the United States, we may not realize, in whole or in part, the anticipated benefits from these initiatives (including lower research and development expenses), which in turn could materially adversely affect our business, financial condition, and results of operations.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us could materially adversely affect our business, operating results and financial condition.

Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology industry generally is characterized by extensive intellectual property litigation. Historically, many participants that own, or claim to own, intellectual property have aggressively asserted their rights. Many of our contracts provide our customers or partners with indemnification with respect to their use of our intellectual property. We cannot predict whether any existing or future third-party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

Future litigation may be necessary to defend ourselves, our customers or our partners in intellectual property lawsuits by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future customers or partners;

•	cause delays or stoppages in providing new sales of our products;

•	divert management’s attention and resources;

•	require technology changes that would cause us to incur substantial cost;

•	subject us to significant liabilities;

•	require us to enter into royalty or licensing agreements on unfavorable terms; and

•	require us to cease certain activities.

In addition to liability for monetary damages, which may be trebled and may include attorneys’ fees, or, in certain circumstances, our customers’ fees, we may be prohibited from developing, commercializing or continuing to provide new sales of our products unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, we could, for example, be required to cease or materially alter our product offerings and our business, operating results and financial condition could be materially adversely affected.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be materially adversely affected.

We regard the protection of our developed technologies and intellectual property rights, including trade secrets, as an important element of our business operations crucial to our success. Unauthorized use of our intellectual property and proprietary rights may reduce our revenue, devalue our brands and property and harm our reputation. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology.

We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third-parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key technical personnel.

The laws of many countries, including countries where we conduct business, do not protect our proprietary rights to as great an extent as do the laws of the United States and European countries. Further, the laws in the United States and elsewhere change rapidly, and any future changes could materially adversely affect us and our intellectual property. As of June 30, 2014, we have been issued 46 U.S. patents and have 42 pending U.S. patent applications, as well as having been issued 16 foreign patents and having 34 patent applications pending in jurisdictions outside of the United States.

We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our issued U.S. patents and our pending U.S. patent applications. Any “in process” or pending patent applications may or may not be issued and any existing or future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued for any of our current or any future applications. Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Restrictions in our revolving credit facility may limit our activities.

We have a $40.0 million revolving credit facility with Bank of America Merrill Lynch, which was initially entered into on August 22, 2011, and was amended and extended on October 14, 2013. The revolving credit facility, as amended, expires on June 30, 2016. As of June 30, 2014, we had $39.5 million available under our revolving credit facility. The revolving credit facility contains restrictions, including covenants limiting our ability to incur additional debt, grant liens, make certain investments, make restricted payments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, repurchase stock and enter into transactions with affiliates. There can be no assurance that we will be able to remain in compliance with the covenants to which we are subject in the future and, if we fail to do so, that we will be able to obtain waivers from our lenders or amend the covenants.

In the event of a default under our revolving credit facility, we could be required to immediately repay all then-outstanding borrowings, which we might not be able to do. In addition, certain of our subsidiaries are required to guarantee amounts borrowed under the revolving credit facility, and we have pledged the shares of certain of our subsidiaries as collateral for our obligations under the revolving credit facility. Any such default could have a material adverse effect on our ability to operate, including allowing lenders under the revolving credit facility to enforce guarantees of our subsidiaries, if any, or exercise their rights with respect to the shares of our subsidiaries pledged as collateral.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to issue debt or equity, if prevailing market conditions are favorable and we are permitted to do so under the terms of our current revolving credit facility. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

Our business and products are dependent on the availability, integrity and security of our and other third-party information technology systems.

Our information technology (“IT”) systems (including our telecommunications) and related software applications are integral to our business. We rely on controls and systems to ensure data integrity of critical business information. Lack of data integrity could create inaccuracies and hinder our ability to perform meaningful business analysis and make informed business decisions. Computer programmers and hackers may be able to penetrate our network security and misappropriate, copy or pirate our confidential information or that of third-parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. A number of websites have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the website to overload, resulting in a delay or disruption of service. Also, there is a growing trend of advanced persistent threats being launched by organized and coordinated groups against corporate networks to breach security for malicious purposes. If successful, any of these events could damage our computer or telecommunications systems or those of our customers and could disrupt or prevent us from providing timely maintenance services for our products. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution and other critical functions.

In the course of our regular business operations and providing maintenance services to our customers, we process and transmit proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches in security could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, resulting in potential regulatory actions, litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation.

Despite network security, disaster recovery and systems management measures in place, we may encounter unexpected general systems outages or failures that may affect our ability to conduct research and development, provide maintenance services for our products, manage our contractual arrangements, accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management and prepare our financial statements. Additionally, these unexpected systems outages or failures may require additional personnel and financial resources, disrupt our business or cause delays in the reporting of our financial results. We may also be required to modify, enhance, upgrade or implement new systems, procedures and controls to reflect changes in our business or technological advancements, which could cause us to incur additional costs and require additional management attention, placing burdens on our internal resources. We also outsource certain IT-related functions and support for our software as a service (“SaaS”) subscription offering to third-parties that are responsible for maintaining their own network security, disaster recovery and systems management procedures. If we, or our third-party IT vendors, fail to manage our IT systems and related software applications effectively, it could adversely affect our business operations, operating results and cash flows.

We could be subject to potential product liability claims and third-party litigation related to our products and services, which could materially adversely affect our operating results and financial condition.

Our products are used in connection with critical business functions and may result in significant liability claims if they do not work properly. Limitation of liability provisions included in our license agreements may not sufficiently protect us from product liability claims because of limitations in existing or future laws or unfavorable judicial decisions. The sale and support of our products may give rise to claims in the future that may be substantial in light of the use of those products in business-critical applications. Liability claims could require expenditure of significant time and money in litigation or payment of significant damages which could materially adversely affect our operating results and financial condition.

Our future results of operations could be materially adversely affected by unanticipated performance problems or bugs in our software product offerings.

If the software products that we offer and continue to introduce are not accepted in the marketplace, our future financial results could be materially adversely affected. Most of our products are continually being enhanced or further developed in response to general marketplace demands. Accordingly, any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from our other development efforts, negative publicity regarding us and our products, harm to our customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success, our long-term business strategy could be affected, which could materially adversely affect our business, operating results and financial condition.

We may be restricted as to how we use or distribute our technologies or may be required to release the source code of certain technologies that may be subject to open source licenses.

We have incorporated open source software into our products. Certain open source licenses require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary technologies, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary technologies are not combined with, or do not incorporate, open source software in ways that would require our proprietary technologies to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. While our end-user license agreement prohibits the use of our technologies in any way that would cause them to become subject to an open source license, our customers could, in violation of our end user license agreement, combine our technologies with technologies covered by an open source license.

In addition, we rely on multiple software engineers to design our intellectual property. Although we take steps to ensure that our engineers do not include open source software in the technologies they design without our permission, we may not exercise complete control over the product development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technologies are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our products. Also, our ability to market our products depends in part on the existence of proprietary operating systems. If freely distributed operating systems like Linux become more prevalent, the need for our products may diminish and our revenue could be adversely affected.

Our business could be adversely affected by the loss of licenses to use third-party intellectual property or the lack of support or enhancement of such software.

We currently utilize a limited number of third-party software providers for inclusion of their intellectual property in our product offerings. If such third-party intellectual property were not available from these or alternative providers, we might experience delays or increased costs in the development of our products. These third-party intellectual property licenses may not continue to be available to us on commercially reasonable terms, and the intellectual property may not continue to be appropriately supported, maintained, or enhanced by the licensors. The loss by us of the license to use, or the inability by licensors to support, maintain, and enhance any of such intellectual property, could result in increased costs or in delays or reductions in product shipments until equivalent intellectual property is developed or licensed and integrated with internally developed intellectual property. Such increased costs or delays or reductions in product shipments could adversely affect our business.

We may have exposure to greater than anticipated tax liabilities which could adversely affect our operating results.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we are subject to lower statutory tax rates and higher than anticipated in jurisdictions where we are subject to higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, there is a risk that amounts paid or received in transactions between us and our various international subsidiaries in the past and/or the future could be deemed for transfer pricing purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any negative outcome of such a review could have an adverse effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could adversely affect our operating results.

Our business, financial condition and results of operations may be materially impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions, global terrorism, natural disasters and political unrest are among the factors that may adversely impact regional and global economic conditions and, concomitantly, our client’s ability, capacity and need to invest in our services. In addition to the potential impact of any of these events on the business of our clients, these events could pose a threat to our global operations and people. Specifically, our operating headquarters are located in a known seismic area. Unanticipated catastrophes, both in the United States and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients’ businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business, financial condition and results of operations.

Risk Related to Ownership of Common Shares

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to a domestic U.S. issuer. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in the United Kingdom under applicable securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Further, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which would result in significant additional costs and expenses.

Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2014. We may lose our foreign private issuer status in the future. We will lose our foreign private issuer status if, for example, a majority of our shareholders and a majority of our directors or management are U.S. citizens or residents. If we lose our foreign private issuer status, we will have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, if we lose our status as a foreign private issuer we will become subject to the NASDAQ corporate governance requirements, which are more strenuous than the corporate governance requirements under Bermuda law and those applicable to companies with shares admitted to trading on the London Stock Exchange. As a result, the regulatory and compliance costs to us may be significantly higher if we cease to qualify as a foreign private issuer.

We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company,” we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our financial statements may not be comparable to other companies that comply with all public company accounting standards.

We will remain an “emerging growth company” until the earliest to occur of any of the following: our revenue exceeds $1.0 billion; the date we issue more than $1.0 billion in non-convertible debt in a three year period; the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or June 30, 2019.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

As a result of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because, if we convert to U.S. GAAP, we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Future equity issuances or sales of our common shares in the public market could cause our share price to decline.

If we issue equity securities in the future, including as consideration for future acquisitions or investments, the ownership interests of our existing shareholders will be diluted, and the market price of our common shares could decline. Additionally, if our shareholders sell a substantial number of our common shares in the public market, or if there is a perception that these sales or issuances might occur, the market price of our common shares could decline.

Our common shares are listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

Our common shares are listed and traded on the NASDAQ and the London Stock Exchange. While our shares are traded on both markets, price and volume levels for our common shares could fluctuate significantly on either market, independent of our share price or trading volume on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange and in the volumes of shares available for trading on either market. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. In addition, we may decide to delist our shares from the London Stock Exchange in the future, in which case shareholders on the London Stock Exchange may seek to sell their shares on the NASDAQ as the date for our delisting on the London Stock Exchange draws near, which could cause the trading price of our common shares on the NASDAQ to decline. Furthermore, following such de-listing, trading in our shares will be available only on the NASDAQ. If we are unable to continue to meet the regulatory requirements for listing on the NASDAQ, we may lose our listing on the NASDAQ, which could further impair the liquidity of our shares.

Certain of our executive officers, directors and principal shareholders may be able to exercise significant influence over matters subject to shareholder approval.

One of our directors, William T. Comfort III beneficially owned approximately 6.4% of our outstanding common shares as of June 30, 2014 and James A. Urry, one of our directors and Mr. Comfort’s brother-in-law, beneficially owned approximately 2.9% of our outstanding common shares as of such date. Messrs. Comfort and Urry are two of the three directors of each of The Natasha Foundation and the NPC Foundation, each a Bermuda formed entity, that owned approximately 8.3% and 2.7%, respectively, of our outstanding common shares as of June 30, 2014. Sales by Mr. Comfort and/or Mr. Urry of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common shares. In aggregating these directors’ beneficial ownership (including for this purpose the shares owned by The Natasha Foundation and the NPC Foundation, if Messrs. Comfort and Urry acted in concert as directors of those entities), with all of our executive officers and directors, together with their respective affiliates, they collectively beneficially owned approximately 20.4% of our utstanding shares as of June 30, 2014 (taking into account shares held by our employee benefits trust).

Accordingly, Messrs. Comfort and Urry, either alone or in combination with other executive officers and directors, together with their respective affiliates, if they act together, may be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our common shares. For information regarding the ownership of our outstanding common shares by our executive officers and directors and their affiliates, please see “Item 7. Major Shareholders and Related Party Transactions.”

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Bermuda, a British overseas territory that is an island located off the coast of the United States, we are a resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. Should we cease to be tax resident in the United Kingdom, we may have exposure related to unexpected tax liabilities, such as a charge of United Kingdom capital gains tax on a deemed disposal at market value of our assets and of unexpected tax charges in other jurisdictions on our income. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge of local capital gains tax on the assets. Furthermore, while we expect we and certain of our non-U.S. subsidiaries will qualify for the benefits of the Convention between the United States of America and the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains (the “U.S.-U.K. Treaty”), we have not sought or obtained a ruling from the U.S. Internal Revenue Service (“IRS”) or an opinion of counsel addressing the issue, and there can be no assurances that we or our non-U.S. subsidiaries will qualify for the benefits of the U.S.-U.K. Treaty.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law as are our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Bermuda legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Bermuda law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors. Most of our directors and some of the named experts referred to in this report are not residents of the United States, and a substantial portion of our assets are located outside the United States As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. We have been advised by our special Bermuda counsel that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Furthermore, we have been advised by our special Bermuda counsel that Bermuda courts will not recognize or give effect to U.S. federal securities laws that such Bermuda courts consider to be procedural in nature, are revenue or penal laws or the application of which would be inconsistent with public policy in Bermuda. Certain remedies available under the laws of United States jurisdictions, including certain remedies under U.S. federal securities laws, will not be recognized or given effect to in any action brought before a court of competent jurisdiction in Bermuda where the application of such remedies would be inconsistent with public policy in Bermuda. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because those laws do not have the force of law in Bermuda.

A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. Shareholders of a Bermuda company may have a cause of action against us or our directors for breach of any duty in the bye-laws or any shareholders’ agreement owed personally by us to the shareholder. Directors of a Bermuda company may be liable, to the company for breach of their duties as directors to that company under the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”), and at common law. Such actions must, as a general rule, be brought by the company. Where the directors have carried on an act which is ultra vires or illegal, then the shareholder has the right, with leave of the court, to bring a derivative action to sue the directors on behalf of the company with any damages awarded going to the company itself. Shareholders are also able to take action against a company if the affairs of the company are being conducted in a manner which is oppressive or unfairly prejudicial to the shareholders or some number of them, and to seek either a winding-up order or an alternative remedy if a winding-up order would be unfairly prejudicial to them.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director or any claims of violations of the Securities Act or the Exchange Act the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act.

We have provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our Board of Directors. These provisions include, among others:

•	restrictions on the time period in which directors may be nominated;

•	provisions substantially equivalent to those contained in the UK Takeover Code, including limitations on the acquisition of additional shares above a 30% threshold, as further set out in the bye-laws;

•	restrictions on cumulative voting in the election of directors; and

•	a requirement that shareholders wishing to propose a person for election as a director (other than persons proposed by our Board of Directors) give advance written notice of nominations for the election of directors.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

U.S. Holders of our common shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our common shares and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, “U.S. Holders” include individuals and various entities that are subject to U.S. federal income tax. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of all its assets produces or are held for the production of passive income. For this purpose, passive income includes among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in any previous taxable year, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any of these years. If we were classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. holder of our common shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

Our management will be required to devote substantial time to new compliance initiatives.

As a company whose shares are publicly traded in the U.S., the Sarbanes-Oxley Act, the rules of the SEC and NASDAQ impose various requirements on us, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives as well as investor relations activities. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. This assessment will need to include disclosure of any material weaknesses identified by management or our independent registered public accounting firm in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an independent audit of the effectiveness of our internal control over financial reporting by our independent registered public accounting firm. Because we are an “emerging growth company” under the JOBS Act, however, so long as we retain our status as an “emerging growth company,” we are not required to comply with the audit requirements of Section 404 of the Sarbanes-Oxley Act.

Our compliance with Section 404 of the Sarbanes-Oxley Act requires that we incur substantial accounting expense and expend significant management efforts. We may determine that our current internal audit function may be insufficient, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We also expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective or we are unable to obtain an unqualified audit report on our internal control over financial reporting from our independent registered public accounting firm as required under Section 404 of the Sarbanes-Oxley Act, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Moreover, even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of U.S. public companies, could also restrict our future access to the capital markets.

We may, but do not anticipate, paying dividends in the foreseeable future.

We do not currently pay dividends. We last declared and paid cash dividends during our fiscal year ended June 30, 2009, when we paid approximately $2.0 million in dividends. We stopped paying dividends after fiscal 2009 and have since retained all available funds and earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under our revolving credit facility, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We may, but do not anticipate, paying any dividends for the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

ITEM 4.	INFORMATION ABOUT THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We began operations in Switzerland in 1985 as a distributor of digital imaging hardware and maintenance services under the name Dicom AG. We listed the ordinary (i.e., common) shares of Kofax plc, Kofax Limited’s predecessor, on AIM (the London Stock Exchange’s market for smaller companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999. On December 5, 2013 we completed our initial public offering in the United States on the NASDAQ Global Select Market.

Pursuant to a scheme of arrangement approved by the shareholders of Kofax (U.K.) and sanctioned by the High Court of Justice of England and Wales, we migrated the jurisdiction of organization of our parent company from the United Kingdom to Bermuda by forming Kofax Limited, a Bermuda company.

Information regarding our principal capital expenditures and divestitures over the past three years and currently in progress can be found in “Item 5. Liquidity and Capital Resources” in this report.

Our principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618. Our telephone number there is (949) 783-1000 and our web address is www.kofax.com. We do not incorporate the information on our website into this report and you should not consider any such information that can be accessed through our website as part of this report.

B.	BUSINESS OVERVIEW

We are a leading provider of smart process applications software and related maintenance and professional services for the business critical First Mile™ of interactions between businesses, government agencies and other entities (collectively, organizations) and their customers, citizens, vendors, employees and other parties (collectively, constituents). Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents, and is intended to enable our customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance. We operate on a global basis, and as of June 30, 2014, we had 1,381 employees located in 32 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2014. We had more than 20,000 active installations of our software with users in financial services, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 80 of the Fortune Global 100 companies.

During the fiscal year ended June 30, 2008, as a result of a strategic review by the Board of Directors and our executive management team, we began the implementation of a broad array of strategic initiatives in order to focus our resources on the software portion of our business, as well as the transition to a more performance-oriented culture. These included:

•	leveraging the name of our most successful software product by renaming the company Kofax plc, and relocating our operating headquarters to Irvine, California;

•	recruiting a new executive management team with software business experience;

•	transitioning from a purely indirect channel sales model to a hybrid go-to-market model by restructuring our sales organization and adding direct sales and service employees;

•	making significant capital expenditures to upgrade our information and telecommunications technology and systems infrastructure;

•	acquiring OptiInvoice Digital Technology AB, 170 Systems, Inc., Atalasoft, Inc., Singularity Limited, Altosoft, Corp., Altosoft Corporation and Kapow Technologies Holdings, Inc.—all software businesses—to enhance our competitive position, increase our addressable market and broaden our market reach; and

•	disposing of our hardware business.

On December 5, 2013 we completed our initial public offering in the United States on the NASDAQ Global Select Market. Concurrent with the initial public offering in the U.S., we put in place a new parent company, Kofax Limited, a Bermuda-incorporated company that is tax resident in the U.K. We maintained our premium listing on the London Stock Exchange and our shares are now traded on both the London Stock Exchange’s main market and the NASDAQ.

Our annual total revenue grew from $170.0 million for the fiscal year ended June 30, 2009, to $289.7 million for the fiscal year ended June 30, 2014, representing a compound annual growth rate (CAGR) of 11.3%. During this same period, our income from operations grew from $3.4 million to $10.3 million, representing a CAGR of 24.8%, and our income from operations as a percentage of total revenue increased from 2.0% to 3.6%. On a non-IFRS basis, our adjusted income from operations grew from $18.0 million to $42.1 million, representing a CAGR of 18.6%, and our adjusted income from operations as a percentage of total revenue grew from 10.6% to 14.2%. For a reconciliation of IFRS income from operations to non-IFRS adjusted income from operations, see “Summary Historical Consolidated Financial Data—Non-IFRS Measures.”

THE CHALLENGE

The business challenge arising in First Mile interactions is that their flow is often controlled by inflexible systems of record, which can make them labor intensive, slow and prone to errors and can adversely affect a constituent’s perception of the business. Systems of record are generally large scale, expensive and typically rigid enterprise applications and repositories (ERP, CRM, ECM, records management and other systems) that organizations use to manage their internal operations. Systems of engagement are the ways in which organizations interact with their customers. They range from face to face interactions at “brick and mortar” branch offices to web portals to demand generating activities that drive customers to an organization’s web or social media sites. An organization’s systems of engagement generate an enormous amount and variety of real time, information intensive communications from constituents on a daily basis via paper, faxes, emails, internet portals, mobile devices, Electronic Data Interchange and eXtensible Markup Language data streams, short message services, multimedia messaging services and other sources, all of which need to be processed in an accurate, timely, and cost effective manner. These communications arrive as both structured and unstructured information in the form of letters, resumes, new account enrollments, loan applications, insurance claims, purchase orders, invoices, regulatory filings and many other interactions.

The information in these communications must be captured, extracted, validated, analyzed and acted upon, and then delivered into an organization’s systems of record for additional processing, use and storage in repositories for archive and retrieval purposes. Delays and errors caused by invalid information and inconsistent processing can adversely impact an organization’s competitive positioning, finances, financial reporting and relations with its constituents and regulatory agencies.

Traditional methods for accomplishing the tasks referenced above typically begin with the aggregation of paper-based documents in a central location or mailroom. The documents are then distributed to relatively highly paid workers who manually enter information into systems of record, before storing the documents in cabinet based filing systems. The continued use of these paper-based processes is substantiated by data from numerous independent sources.

Using an invoice as an example, organizations typically receive paper-based invoices, or print invoices received in an electronic format, from their systems of engagement with vendors and then route them to accounts payable specialists who visually review them and manually enter information into accounting or ERP systems (their systems of record). This data entry would typically include the invoice number, date, vendor name and address, payment terms, payment discounts available, purchase order number, individual line item details (such as each item’s product number and description, the number of units shipped, etc.), sales tax and freight charges, and the total invoice amount. If any of this information is incorrectly entered, not entered, or entered correctly but nonetheless invalid for any number of reasons, then downstream processes will be suspended until an accounts payable specialist has corrected or otherwise addressed the issues. Downstream processes may also be suspended when an accounts payable specialist has to resolve the inevitable inconsistencies that arise between the invoice information entered and the related purchase order and receiving information. As with most manual, labor-intensive processes, these are time-consuming, expensive, and prone to error. They can also delay the processing of invoices, limit or preclude an organization’s ability to take advantage of prompt payment discounts, hinder cash management, and jeopardize valuable vendor relationships. Finally, at the end of these processes, someone has to manually file and, when necessary, retrieve the paper source documents.

The time required for and cost of such manual, labor-intensive processes can be significant. In July 2013, Harvey Spencer Associates, and industry analyst firm, estimated that organizations globally spend approximately $25-30 billion a year manually keying information from paper documents.

The demand for shorter response time, increased use of mobile devices, desire for a paperless office, and mounting pressure to reduce costs require management of an organization to constantly evaluate and improve an organization’s operations. All of this becomes even more challenging as organizations contend with increasing volumes of information, globally distributed operations, and more intense global competition. In addition, as external compliance requirements and internal governance processes continue to grow in breadth and complexity, it is difficult for knowledge workers to remember and consistently apply business rules.

Some organizations do not view these processes as part of their core competencies so they turn to business process outsourcers to perform them as a service. Because of a business process outsourcer’s singular focus and scale, they are able to often provide that service at a lower cost. Unfortunately, this approach frequently suffers from unreliable information and reduced accuracy levels and turnaround times. These factors, coupled with an overall loss of control and security have limited the adoption of this approach. This is particularly true for confidential or time sensitive communications as well as communications whose dissemination is legally restricted.

As a result of these challenges, we believe there is a significant opportunity to automate these processes and thereby address these challenges and limitations.

OUR SOLUTION

We provide a comprehensive smart process applications software solution that automates the labor-intensive processes needed to capture and extract information from critical interactions, and then understand, act upon and deliver that information to systems of record. Our solution automatically captures business critical interactions regardless of how, where and when they arise. Once captured, the content of those interactions is automatically extracted and perfected. The solution then initiates and executes the downstream business processes needed to collaborate with customers to resolve the inconsistencies that inevitably arise, capture missing or trailing information, obtain necessary approvals, act upon and export the results into the appropriate systems of record, all while ensuring the consistent application of business rules needed for regulatory compliance and internal governance purposes.

Smart process applications are a relatively new category of software designed to support business activities that are people and information-intensive, highly variable, loosely structured and subject to frequent change. Smart process applications typically have the following core capabilities: awareness of relevant data and content, information capture, workflow, collaboration both inside and outside an organization, and analytics.

Again, using an invoice as an example, our software allows users to scan paper-based invoices using desktop scanners, high volume, production level scanners and multi-function peripherals. Further, invoices received in an electronic format can be imported and pictures of invoices can be captured using cameras in mobile devices to produce digital images. Regardless of how the invoices are captured, any related images are then automatically enhanced for better viewing and information extraction purposes.

Regardless of origin, the captured invoices are separated into logical parts such as pages, documents and attachments. A variety of optical character recognition, intelligent character recognition, barcode recognition, mark sense, parsing algorithms, and other extraction technologies are then automatically applied. Accounts payable specialists only have to manually correct or enter any erroneous or suspicious information or any additional content that cannot be effectively captured using automated information extraction technologies. “Check box” and complex custom business rules can also be automatically applied to all extracted information to ensure its accuracy and validity.

Next, the extracted information is automatically compared to the related purchase order and receiving information. Additional business rules are applied to resolve any inconsistencies. If exceptions arise, accounts payable specialists can be prompted to manually correct inconsistencies, with all relevant information displayed in order to increase productivity. Accounts payable specialists can collaborate with vendors to obtain missing or trailing documents, and treasury management staff can view and manipulate graphical reports produced by our analytics software in order to make more intelligent decisions sooner than otherwise possible. The resulting information is then automatically delivered into accounting or enterprise resource planning systems, and the information and images are delivered to content repositories for future retrieval. The entire process is automatically directed and controlled by predefined workflows and incorporates dynamic case management capabilities to deal with unpredictable workflow requirements.

As demonstrated by the above example, our smart process applications software transforms and simplifies the entire accounts payable process by accelerating the processing of invoices. Our software is designed to reduce costs and improve the ability of customers to take advantage of prompt payment discounts, optimize its cash management and better manage valuable vendor relationships.

According to industry analyst The Hackett Group’s December 2013 report, organizations with high levels of accounts payable automation save 39% of invoice processing costs and enjoy 15-20% faster processing times compared to peer groups that use manual processes. Similar benefits are available for new customer on-boarding in financial services and insurance, benefit enrollment processes in government, new patient enrollment processes in healthcare and other processes in these and other vertical markets.

We believe our products are uniquely positioned to address these opportunities and vertical markets. Industry analysts have recognized our leadership and products. In its July 2013 report, “The 2013-2014 Worldwide Market for Document Capture Software,” Harvey Spencer Associates reported that in 2012 Kofax was the leading revenue vendor with 14% share. In August 2012, Forrester published its “Wave” for Multichannel Capture, or the ability to capture information from a wide variety of different sources, and ranked Kofax as the “Leader” in providing those capabilities. In addition, in January 2013, Forrester published the results of a study commissioned by Kofax, and reported that in 2012 Kofax had a market leading 15% share of the Multichannel Capture market.

Kofax TotalAgility™ 7 platform received a “strong performer” ranking in The Forrester Wave™ for Dynamic Case Management (DCM) published in March 2014. In addition, in April 2013, Forester published its “Wave” for Smart Process Applications and ranked Kofax as a “Leader” in providing those capabilities. As a result of this independent recognition and our business strengths, we believe we can secure a meaningful share of the software markets that we serve.

OUR OPPORTUNITY

We believe that the size of the market for our smart process applications software can be best estimated by combining the market for capture software and services, the market for BPM software and the market for vertically oriented information-intensive smart process applications that fit Kofax’s strength in addressing the First Mile challenge of business. Capture software automates the labor intensive processes needed to enter business critical information into enterprise applications and repositories. BPM software automates the labor intensive processes needed to understand and act upon that business critical information. Smart process applications software combines awareness, capture, business process and dynamic case management, collaboration, and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record.

A July 2013 Harvey Spencer Associates report estimated that the market for capture software and services will grow from approximately $2.7 billion in 2012 to approximately $4.2 billion in 2017, a CAGR of almost 9.2%. In July 2013, Gartner stated that the total market value for BPM suites in 2012 was $2.3 billion and that through 2017 that market is expected to grow at a compound annual growth rate of 10%. These reports suggest that these markets totaled $5.0 billion in calendar 2012.

In January 2013 Forrester published the results of a study commissioned by Kofax, and estimated that the software and maintenance services market for capture, BPM and vertically-oriented information-sensitive smart process applications totaled and will grow from $7.1 billion in 2012 to $14.0 billion in 2016, at a CAGR of approximately 18%.

OUR BUSINESS STRENGTHS

We believe the following business strengths position us to capitalize on the opportunity for our smart process applications software and compete effectively in the market:

Comprehensive Solutions

Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents and is intended to enable our customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance. In addition to our software, we offer a wide range of related professional and maintenance services to better address the deployment and support needs of our users and channel partners, which helps us achieve a greater level of customer satisfaction.

Large and Diversified User Base

We had more than 20,000 active installations across more than 100 countries as of June 30, 2014. We serve users in the financial services, insurance, government, healthcare, supply chain, business process outsourcing and other vertical markets. Most users initially license our software to automate one or several processes in a single geographic region, business unit, line of business, function, or department. Over time, many users license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe we are well positioned to take advantage of additional opportunities within the same organizations. In addition, we believe our large number of users effectively gives us preferential access to a greater share of the market. We have minimal user concentration, with no user having accounted for more than 5% of our total revenue for the fiscal year ended June 30, 2014.

Global Reach and Hybrid Go-to-Market Model

We operate on a global basis, with 1,381 employees located in 32 countries as of June 30, 2014. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2014. Our direct sales and service employees focus their attention on large corporations and government entities, while our indirect channel allows us to better reach small and medium sized organizations and departments of larger organizations. This hybrid go-to-market strategy allows us to penetrate a much broader portion of the market.

Recurring Revenue Streams

We have significant recurring revenue streams attributable to our maintenance services, our license revenue generated from sales by our channel partners and our recurring license revenue from a small, but growing BPM and subscription licensing business. We have historically had a significant portion of our users renew their maintenance service agreements with us, typically on an annual basis. Our maintenance services revenue was $133.2 million and $121.8 million, representing 46.0% and 45.7% of our total revenue, for the fiscal years ended June 30, 2014 and 2013, respectively. Due to the large number of our channel partners, there is a significant level of predictability in the sales made by our channel partners in each period. Our channel partners, many of whom are long-standing partners, generally transact sales that are limited to a single geographic region, business unit, line of business, function, or department. Sales made to the small and medium-sized businesses targeted by our channel partners, on average, have smaller overall transaction sizes as compared to sales made by our direct sales force. The volume of licenses sold by our channel partners is larger than the volume sold by our direct sales force, which makes our revenue from channel partner sales less reliant on any particular customer. We also receive royalty revenue from a number of original equipment manufacturers, many of whom are also long-standing channel partners, who include our software in the offerings that they sell to their customers. Term license revenue was $4.3 million in fiscal 2014 but is expected to grow exponentially in future fiscal years due to organic growth and due to being able to recognize license revenue that was previously excluded as part of the fair value adjustment to acquired deferred revenue in fiscal year ended June 30, 2014.

Experienced Management Team

Our executive management team and other senior management employees have, on average, over 25 years of software industry experience. We believe that our management team has been, and will continue to be, instrumental in growing our business, both organically and through acquisitions.

OUR GROWTH STRATEGY

Our objective is to extend our position as a leading provider of smart process applications software and related services. We intend to pursue this objective by executing these key strategies:

Broaden Our Software Offerings and Markets

We believe mobile devices will rapidly transform the way in which interactions occur between organizations and their constituents. Our recently introduced mobile software offers patented functionality that pushes capture, BPM, collaboration and analytics capabilities to the “Point of Origination™” where constituent interactions occur. We intend to continue to extend and improve the functionality of these capabilities to take advantage of this opportunity.

We have historically offered our software under a perpetual license model for on-premise or private cloud deployments, and recently began offering portions of it through both a public cloud-based hosted SaaS subscription offering and through term-based on premise software licenses. We believe that the SaaS offering will allow users to avoid significant capital expenditures and other on-premise deployment costs, while providing immediate access to the benefits of our software. We additionally believe that our SaaS offering and term-based licenses will attract customers that otherwise may not license our software on a perpetual basis. We also intend to continue to enhance and further develop our proven technologies and introduce new software for sale to our existing users, new users in existing vertical markets and new users in new vertical markets. We believe these new product initiatives offer significant opportunities to grow both our addressable market and revenue.

Further Penetrate Our Installed User Base

Most users initially license our software to automate one or several processes in a single geographic region, business unit, line of business, function or department rather than doing so on an enterprise-wide basis. The value we can provide to users over time can be summarized in the stairway to business value as demonstrated in the diagram below:

Over time many users license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe that there are significant opportunities to expand our revenue by selling additional software and services into our large and growing installed user base. As evidence of this, in the fiscal year ended June 30, 2014, our existing user base generated more than half of our software license revenue.

Expand and Optimize Our Hybrid Go-To-Market Model

In the fiscal year ended June 30, 2014, we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel, in the fiscal year ended June 30, 2013 we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel, and in the fiscal year ended June 30, 2012 we derived approximately 43% of our total revenue from direct sales and approximately 57% from sales made through our indirect channel. We intend to grow our revenue by improving the execution and productivity of both of these “routes to market” and by adding new direct sales and service employees and channel partners.

Pursue Strategic Acquisitions

We believe that strategic acquisitions have and will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. Our executive management team has substantial experience in successfully effecting acquisitions of software businesses and integrating these entities into our business operations. Recent examples of executing on this strategy include our acquisitions of OptiInvoice Digital Technology AB in October 2008 (electronic invoice capabilities), 170 Systems, Inc. in September 2009 (accounts payable automation solutions), Atalasoft, Inc. in May 2011 (web capture capabilities), Singularity Limited in December 2011 (BPM and dynamic case management capabilities), Altosoft, Corp. in March 2013 (business intelligence and analytics capabilities) and Kapow Technologies Holdings, Inc. in July 2013 (data integration capabilities). In the future we intend to evaluate and pursue similar opportunities.

OUR SOFTWARE PRODUCTS AND RELATED SERVICES

Our smart process applications software and related services include a broad array of offerings.

Software

Our smart process applications software combines industry leading capture, business process and dynamic case management, collaboration and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record. Users typically need to capture and extract information in high volumes in an efficient, productive and consistent manner in order to be more responsive to their constituents. It also allows users to provide better service levels, gain competitive advantage and grow while reducing a user’s costs and improving its regulatory compliance. We have optimized our software to provide a high level of system performance and availability. Most of our software uses complex queuing algorithms to ensure sub-second response times and minimize the number of system calls required to complete tasks, and typically include some or all of the following steps and capabilities:

•	controlling and directing scanners, multi-function peripherals, mobile devices and other hardware that transform paper-based communications into digital images;

•	importing communications received in an electronic format;

•	enhancing images for better viewing and information extraction purposes;

•	identifying and classifying communication types;

•	separating individual communications into logical parts such as pages, documents and attachments;

•	applying various information extraction technologies;

•	applying appropriate business rules against the extracted information to ensure its consistent accuracy and validity;

•	comparing the extracted information to relevant sources such as databases in other enterprise software applications;

•	routing erroneous or suspicious extracted information to knowledge workers to correct, enter or resolve;

•	routing the validated information extracted to knowledge workers and constituents to act upon as required to complete the processes;

•	using dynamic case management capabilities to deal with unpredictable workflow requirements;

•	collaborating with and enabling constituents to obtain missing or trailing documents;

•	Viewing and manipulating graphical reports produced by our analytics software and enables users to make more intelligent decisions sooner than otherwise possible;

•	repurposing or properly formatting the extracted information and images for delivery; and

•	delivering the extracted information and images to other enterprise software applications and repositories.

Our software can be used on standalone personal computers, client-server platforms and Microsoft Windows Azure as a SaaS offering. Much of our software includes modules that function as servers, which means that their resources can be shared by multiple users and that additional modules can be added as required to address more complex processing or greater throughput requirements.

Our software is generally licensed and priced on either a per-image, per-server or per-user basis, with the server based processes typically configured to support a specified throughput capability. Our software typically uses Microsoft SQL Server to store information while maintaining high throughput rates.

Most of our software is available in United States English, French, German, Italian, Portuguese, Spanish, Russian, Chinese and Japanese. We expect to provide additional localized versions as needed over time to expand our international presence.

Services

We offer a variety of services that allow us to address the deployment and support needs of our users and to a lesser extent our indirect channel in order to achieve a greater level of customer satisfaction. These include a comprehensive range of services provided by our professional and technical services staff, which consisted of 317 employees as of June 30, 2014.

Our professional services staff provides training, project management, functional and detailed specification preparation, configuration, testing, and installation services, to our users. While our channel partners can and do provide these services to their customers, we sometimes provide these services on their behalf to their customers on a sub-contract basis. We generally charge for professional services on a time and materials basis, but we also charge on a fixed fee basis for projects with milestone payments utilizing mutually agreed upon functional and detailed specifications.

Our technical services staff provides maintenance for the dependable and timely resolution of technical inquiries via telephone, email and the Internet. We offer several levels of maintenance, with the most comprehensive covering 24 hours a day, seven days a week. We generally charge for maintenance as a percentage of the related software license fee that varies, depending upon the related level of service and other factors. While we offer multiple year maintenance agreements, most of our customers prefer annual maintenance agreements. We measure the renewal rates associated with our organic maintenance revenue and during each of fiscal 2014, fiscal 2013 and fiscal 2012, those maintenance renewal rates were in excess of 90%. As a result of our large installed user base, our maintenance revenues represent a significant portion of our total revenue.

SALES AND MARKETING

We utilize a hybrid go-to-market model that delivers our software and services through our direct sales and service employees, as well as through an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2014. During the fiscal years 2014, 2013, and 2012 approximately 54%, 54%, and 57%, respectively, of our total revenue came from our indirect channel, and none of our channel partners accounted for more than 5% of our total revenue for that year. We believe our ability to successfully work through these diverse and sometimes competing channels, coupled with our global market reach, is a significant competitive advantage.

Our software is designed to address the smart process applications needs of users in a broad range of vertical markets, including financial services, insurance, government, healthcare, supply chain, business process outsourcing and others. As of June 30, 2014 we had more than 20,000 active installations of our software with a broad base of users, including 80 of the Fortune Global 100 companies. During the fiscal year ended June 30, 2014, no single user accounted for more than 5% of our total revenue.

As part of a sales process, we, or our channel partners, typically explain the benefits of our software to prospective users, communicate an ability to deliver a solution that meets their needs, and often provide a “proof of concept” pilot demonstration prior to receiving an order. Many of our prospective users typically require one or more internal levels of approval before they can purchase our products and services. We must therefore identify multiple people involved in the purchasing decision and process. As a result, sales cycles can vary significantly between prospective users in different geographies and vertical markets, and can typically take anywhere from 60 days to 18 months. All of this can consume significant resources without the assurance of success.

Our marketing strategy uses a variety of programs to build awareness of Kofax and the need for our software within our user base and with prospective users, including market research, communicating and interacting with industry analysts, public relations activities, email and Internet based marketing programs, seminars, trade shows, speaking engagements and a variety of user and partner conferences. Our marketing staff also produces collateral materials to support our selling efforts including brochures, data sheets, white papers, presentations, videos and demonstrations.

Our sales and marketing staff consisted of 423 employees as of June 30, 2014. We intend to expand this staff as well as our marketing programs to increase our market reach and add new channel partners. We intend to devote significant resources to accomplishing these objectives.

SEASONALITY

Many contracts, particularly those sold through the direct sales force, are finalized in the latter portions of any given quarter. If we fail to execute on expected sales during the latter part of any given quarter, we may be unable to offset any of the anticipated lost revenues from such expected sales for such quarter and our results of operations may be materially impacted. Additionally, our revenue may vary from quarter to quarter, depending on the timing and size of license revenue, which may contain individually large contracts in any given period. The first and third fiscal quarters have historically been seasonally weaker than the second and fourth quarters. This information is provided to allow for a proper appreciation of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34 Interim Financial Reporting.

COMPETITION

We compete in the smart process applications, capture, BPM and software markets. The market for our products is highly fragmented, competitive, evolving, and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services offered. Our principal competitors are companies addressing various segments of the capture, BPM and smart process applications markets, including EMC, IBM, Lexmark, Nuance, OpenText, , and many other smaller companies, as well as certain of our existing users and prospective users pursuing in-house development efforts.

We believe the principal competitive factors in the smart process applications, capture and BPM market are product offerings, service and pricing. We believe our competitive advantages include:

•	our large installed user base and access to prospective new users;

•	our sufficiently comprehensive, flexible, scalable, and quality software that is capable of addressing each customer’s requirements in a predictable and reliable manner;

•	our software’s ability to automate the processing of all types of information flowing into an organization;

•	the vertical market experience we and our channel partners have in providing the complete solutions users desire;

•	our proven track record of successful user deployments and having users willing to provide positive references to prospective users;

•	our ability to sell, market and deploy solutions on a global basis and having channel partners who can also do so; and

•	our financial strength and stability, which instills buying confidence on the part of users and our channel partners.

GOVERNMENTAL REGULATION

Our operations and the activities of our employees, contractors, and agents around the world are subject to the laws and regulations of numerous countries, including the United States These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions, and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

Our foreign operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in foreign jurisdictions. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of our policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

LEGAL PROCEEDINGS

We are, and from time to time may be, party to various pending and threatened claims, suits, and complaints. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or result of operations.

C.	ORGANIZATIONAL STRUCTURE

Kofax Limited is a holding company that operates its business through its subsidiaries, which are set forth along with their country of incorporation, in Note 13 Principal Subsidiary Undertaking in the Notes to the consolidated financial statements.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own no real estate. As of June 30, 2014 our significant leased facilities were as follows:

Location	Square Feet (Approx.)	Lease Expiration Date	Primary Use

Irvine, California	91,000	April 2016	Operating headquarters, technical and professional services, research and development, sales and marketing and administration.

Bedford, Massachusetts	25,000	March 2018	Technical and professional services, research and development and sales.

Mechelen, Belgium	19,000	July 2016	Sales and marketing

Rotkreuz, Switzerland	17,000	January 2016	Administration, sales and professional services.

Vienna, Austria[1]	17,000	September 2016	Technical and professional services, research and development and sales.

Houten, Netherlands	15,000	March 2015	Sales and marketing

Hyderabad, India	15,000	November 2017	Research and development, technical and professional services.

Basingstoke, England	14,000	June 2023	Registered corporate headquarters, sales and technical and professional services.

Derry, Northern Ireland	13,000	July 2020	Research and development, sales and marketing, technical and professional services.

Freiburg, Germany	11,000	December 2014	Research and development, sales and marketing

[1]	Lease renews annually at the Company’s option.

We believe that our premises are sufficient for our current and anticipated needs in the near future and that additional space will be available on commercially reasonable terms as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Key Financial and Operational Metrics

Revenue

We generate revenue from licensing the right to use our software products as well as from maintenance and professional services. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of authorized resellers, original equipment manufacturers and distributors. We have employees located in 32 countries, including sales and service personnel in most of those countries. Our indirect channel is composed of more than 800 authorized resellers, original equipment manufacturer partners and distributors located in more than 75 countries. Our channel partners, many of whom are long-standing partners, make sales that are limited to a single geographic region, business unit, line of business, function, or department. Our direct sales force often sells software and services that often encompass multiple regions, business units, lines of business, functions or departments, including, at times, enterprise-wide arrangements. Sales made to the small and medium-sized businesses targeted by our channel partners, on average, have smaller overall transaction sizes as compared to sales made by our direct sales force. Additionally, the volume of licenses sold by our channel partners is larger than the volume sold by our direct sales force, which makes our revenue from channel partner sales less reliant on any particular customer. Because they sell a higher volume of software, the revenue generated by these channel partners is generally subject to less volatility than the revenue generated by our direct sales force. We also receive royalty revenue from a number of original equipment manufacturers, many of whom are also longstanding channel partners, who include our software in the offerings that they sell to their customers.

In the fiscal year ended June 30, 2014 we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel, and in the fiscal year ended June 30, 2013 we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel. In the fiscal year ended June 30, 2012 we derived approximately 43% of our total revenue from direct sales and approximately 57% from sales made through our indirect channel.

Software licenses revenue has historically fluctuated on a quarterly basis, and we expect that it will continue to fluctuate on a quarterly basis, due to seasonality, which historically has resulted in higher software license revenue in our second and fourth fiscal quarters as well as uncertain and inconsistent timing of large transactions. In order to recognize software licenses revenue, the following conditions must be met: evidence of the arrangement must exist; the fees are fixed and determinable; collectability is probable; the fair value attributable to the undelivered products or services can be measured reliably; and delivery of the software licenses must have occurred.

Maintenance services include software license updates and upgrades, including bug fixes, on a “when and if available” basis, as well as our providing support of customer inquiries. Our maintenance service agreements typically cover a one-year period. We measure the renewal rates associated with our organic maintenance revenue and during each of fiscal 2014 and fiscal 2013, those organic maintenance renewal rates were in excess of 90%. We generally price our maintenance services, and the associated renewals, on a consistent percentage of the associated software license fee. Payments for maintenance services are generally made at the outset of the maintenance service period and are non-refundable. Maintenance services revenue is earned ratably over the period of maintenance agreement.

Professional services revenue is derived from the provision of software implementation services, including data migration and business process assessments, from follow on services that our customers purchase from us from time to time, as well as from customer training. Our professional service engagements are predominantly sold on a time and materials basis with some sold on a fixed price basis. Fees for professional services are charged separately from fees for software licenses and maintenance services. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, we have significant experience in providing these services and are able to estimate the stage of completion. Accordingly, we realize the revenue and profit on fixed price professional service engagements on a milestone basis.

Our operations and our customers are located around the world. Our global presence allows our local operating subsidiaries to contract with and service customers in their local market. We monitor our sales based on the following regions: the Americas, which is composed predominantly of the United States; Europe, including the Middle East and Africa (collectively, EMEA); and Asia Pacific (APAC). The geographic mix of our revenue in fiscal 2014, based on the locations of our customers, was as follows: Americas 55.8%, EMEA 37.1% and APAC 7.1%.

Income from Continuing Operations and Earnings per Share Data

In addition to the assessment of revenue as discussed above, management and the Board of Directors also review certain results from operations, including our income from continuing operations and earnings per share data.

	Fiscal Year Ended June 30,
	2014	2013	2012
Total revenue	$289,710	$266,318	$262,481
Income from operations	$10,270	$25,128	$22,138
Income from operations as a percentage of total revenue	3.5%	9.4%	8.4%
Income from continuing operations, after tax	$11,379	$10,001	$16,024
Income from continuing operations, after tax as a percentage of total revenue	3.9%	3.8%	6.1%

Income from continuing operations, after tax increased $1.4 million or 13.8% in fiscal 2014 compared to fiscal 2013. This increase was primarily attributable to our “finance income (expense), net” having increased by $13.4 million, “income tax expense” declined $2.8 million less in fiscal 2014, offset by a decrease of $14.8 million in income from operations. The change in “finance income (expense), net” was primarily due to the impact of changes in foreign exchange rates in fiscal 2014 compared to fiscal 2013. When excluding both “finance (income), expense, net” and “income tax expense,” our “income from operations” decreased by $14.8 million, or 59.1%, as we invested in research and development, and sales and marketing, ahead of sales growth. As a percentage of total revenue our “income from operations” was 3.5% and 9.4% in fiscal 2014 and fiscal 2013, respectively. Refer to results of operations below for further discussion of individual components of that change.

Income from continuing operations, after tax decreased $6.0 million or 42.6% in fiscal 2013 compared to fiscal 2012. This decrease was primarily attributable to our “finance income (expense), net” having decreased by $12.2 million, offset in part by our “income tax expense” being $1.8 million less in fiscal 2013. The change in “finance income (expense), net” was primarily due to the impact of changes in foreign exchange rates in fiscal 2013 compared to fiscal 2012. When excluding both “finance (income), expense, net” and “income tax expense,” our “income from operations” increased by $3.0 million, or 13.5%. As a percentage of total revenue our “income from operations” was 9.4% and 8.4% in fiscal 2013 and fiscal 2012, respectively. Refer to results of operations below for further discussion of individual components of that change.

Adjusted Income from Operations and Adjusted Cash Flows from Operations

In addition to “income from operations” discussed above, we evaluate our performance based on a non-IFRS metric, “adjusted income from operations.” Adjusted income from operations is our income from operations, excluding the effect of share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, and other operating expense, net. This financial measure is used by us to evaluate our financial operating performance, both in terms of absolute dollars and as a percentage of revenue. The Board of Directors and management utilize IFRS and non-IFRS measures to facilitate our determination of our allocation of resources, to measure our actual performance against budgeted and forecasted financial plans and to establish and measure management’s compensation. The following table presents our total revenue, adjusted income from operations and adjusted income from operations as a percentage of total adjusted revenue:

	Fiscal Year Ended June 30,
	2014	2013	2012
	(in thousands, except percentages)
Total adjusted revenue	$297,404	$266,679	$264,355
Adjusted income from operations	$42,116	$46,675	$50,364
Adjusted income from operations as a percentage of total adjusted revenue	14.2%	17.5%	19.1%

Adjusted income from operations as a percentage of total adjusted revenue is used when assessing period to period performance or to allow comparison with companies of varying size as it compares our performance as a percentage of the associated revenue during any given period. Adjusted income from operations, decreased $4.6 million, or 9.8%, in fiscal 2014 compared to fiscal 2013, and our adjusted income from operations as a percentage of total adjusted revenue decreased to 14.5% compared to 17.5%. Our adjusted income from operations, and the related adjusted income from operations as a percentage of total adjusted revenue, decreased in fiscal 2014 compared to fiscal 2013 as a result of us having invested in research and development and sales and marketing ahead of revenue growth. Total adjusted revenue increased $30.8 million, or 11.5%, due to 106% growth in our mobile, new or acquired products including Altosoft and Kapow.

Adjusted income from operations as a percentage of total adjusted revenue is used when assessing period to period performance or to allow comparison with companies of varying size as it compares our performance as a percentage of the associated revenue during any given period. Adjusted income from operations, as expressed in dollars, decreased $3.7 million in fiscal 2013 compared to fiscal 2012, and our adjusted income from operations as a percentage of total adjusted revenue decreased to 17.5% compared to 19.1%. Our adjusted income from operations, and the related adjusted income from operations as a percentage of total adjusted revenue, decreased in fiscal 2013 compared to fiscal 2012 as a result of our having committed expenses in fiscal 2013 based on a forecasted level of revenue that we were not able to achieve, particularly in the first half of fiscal 2013. We experienced only a minor increase in total adjusted revenues of $2.3 million due to sales execution issues and weakened economic conditions while our operating expenses, excluding items not measured in our adjusted income from operations, increased $6.0 million primarily due to investing more into our sales and research and development organizations as well as incurring professional service costs that did not experience the anticipated level of revenue during the year. Refer to results of operations below for further discussion.

We closely monitor our cash balances and the sources and uses of our cash flows, including our adjusted cash flows from operations. Our adjusted cash flows from operations generated $48.4 million, $42.1 million and $34.3 million in fiscal 2014, fiscal 2013, and fiscal 2012, respectively. Our adjusted income from operations comprises the majority of our adjusted cash flows from operations, with the primary difference arising from changes in working capital. Additional discussion of our cash flows from operations, including changes in components of our working capital is discussed below in “—Liquidity and Capital Resources”.

Critical Accounting Policies, Judgments and Estimates

Our financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS comprise international accounting standards, or IASs, that are issued to address specific accounting matters. The preparation of our financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of sales, operating expenses and related disclosures. We consider an accounting policy to be critical if it is important to our financial condition and/or results of operations, and if it requires significant judgment and estimates on the part of management in its application. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and we evaluate our estimates on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. If actual results or events differ materially from the judgments and estimates that we have made in reporting our financial position and results of operations, our financial position and results of operations could be materially affected.

While our significant accounting policies are more fully described in Note 1 in the notes to the audited consolidated financial statements appearing elsewhere in this report, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We generate revenue from the sale of licenses to use our software license products, including royalty arrangements and from maintenance and professional services. Our typical initial sale to a customer consists of: (i) a perpetual software license, (ii) a maintenance service arrangement that includes technical support and access to product updates, generally for an initial period of one year, and (iii) in some cases, a separate professional services engagement for software implementation, education, training and other services.

We recognize revenue in accordance with IAS 18, “Revenue,” which includes our interpretations of other literature that constitutes IFRS. In addition to a transaction being evidenced in customary form, each of the following must be met in order for the recognition of revenue: the fees are determinable, collectability is probable, the amount of revenue attributable to undelivered products or services can be measured reliably based on their fair value, and delivery has occurred.

Subscription arrangements are recognized ratably over the period of subscription. The Company’s subscription software licenses are generally offered for one-year base subscription periods. The base subscription entitles the end user to the technology itself and maintenance consisting of a specified level of customer support, bug fixes, functionality enhancement to the technology, and upgrades to new versions of the license, each on a when-and-if available basis, during the term of subscription.

Our transactions with customers are documented by written agreements, generally taking the form of a sales contract and a purchase order for direct sales. Sales through our indirect channel are made via a master agreement with the applicable channel partner, under which the key legal terms and conditions are noted, and each order is then evidenced by a purchase order or other written evidence of the order provided to us from our channel partner. When products are sold through channel partners, title and risk of loss generally pass upon delivery, at which time the transaction is invoiced and payment is due. We do not offer a right of return on sales to our channel partners and, accordingly, revenue is recognized upon delivery (the sell-in method), provided all other revenue recognition criteria are met. Arrangements involving the resale of our software products by our original equipment manufacturer customers do not include any undelivered elements. We receive quarterly royalty reports from our original equipment manufacturer customers, and recognize the value of those sales in license revenue each quarter, provided that all other revenue recognition criteria have been met.

We evaluate the elements of a transaction to identify the appropriate accounting elements so that revenue recognition criteria may be applied to separately identifiable elements of a single transaction, and when appropriate, the recognition criteria may be applied to two or more transactions when their economic substance cannot be understood individually.

For those transactions with multiple elements, if we have determined that the undelivered elements of that contract have fair value, we record the revenue associated with the delivered elements (generally the software license) at an amount that represents the fee for the transaction, less the fair value of any undelivered element and defers the undelivered elements of the transaction (generally the maintenance and professional services) based on their fair values. We have determined the fair values of our maintenance service and professional services based on an evaluation of the pricing, delivery costs and margins for each of those elements. Fair values are set such that the revenue deferred will cover cost plus a reasonable margin. We have assessed the level of margin by reference to our own performance and that of other companies in the software industry.

Our maintenance services revenue is recorded on a straight-line over the life of the maintenance contract. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, we have significant experience in providing these services and we are able to estimate the effort to complete. Accordingly, we recognize the revenue and profit on fixed price professional service engagements on a percentage of completion basis, except when there is customer acceptance criteria, in which case we recognize revenue upon customer acceptance.

Income Tax Expense

Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity. Current income tax expense is based on the best estimate of taxable income or loss for the year for each country in which we have operations, using tax rates that have been enacted or substantively enacted at the balance sheet date, and adjustments for current taxes payable (receivable) for prior years. Future operational changes or acquisitions could affect the tax rate if there is a shift in the mix of operations between higher tax rate countries and lower tax rate countries. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all temporary differences, except to the extent that a deferred tax liability arises from the initial recognition of goodwill. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. Current income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The ultimate tax effects of some transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. We recognize liabilities for uncertain tax positions when it is ‘more likely than not’ that additional taxes will be due. We classify liabilities for uncertain tax positions as noncurrent liabilities unless the uncertainty is expected to be resolved within one year. These liabilities are presented as current income taxes payable, except in jurisdictions where prior tax losses are being carried forward to be used to offset future taxes that will be due. In these instances the liabilities are presented as a reduction to deferred tax assets. To the extent that we incur penalties or interest related to income taxes, we record those amounts as a component of our income tax expense.

As a company with global operations, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. An example of an uncertainty requiring such judgment is assessing the transfer pricing for transactions with, and among, our subsidiaries and the calculation of tax attributes and the associated limitations related to companies that we acquire. We estimate our exposure to unfavorable outcomes related to uncertainties and estimate the probability for such outcomes. Although we believe our estimates are reasonable, no assurance can be given that the final outcome will not be different from what is reflected in our previously recorded income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our previously recorded income tax provisions and operating results in the period in which such a determination is made.

See Note 9 “Income Tax Expense” in the notes to the accompanying audited consolidated financial statements of Kofax Limited, appearing elsewhere in this annual report, for further information.

Business Combinations

The accounting for business combinations is predicated on assessing the fair value, as of the date of the business combination, of a number of items, including the consideration paid for an acquisition, and the allocation of the consideration paid to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values.

Depending on the structure of each business combination, the determination of the fair value of the consideration transferred may include a number of factors including, but not limited to: an assessment of the value of equity interests issued; the likelihood and amount of future contingent payments, being paid; the attribution of contingent payments to purchase price or to future compensation; and the valuation of assumed stock options or other equity interests. The determination of many of these factors may require significant management estimates and assumptions.

The allocation of the consideration to acquired intangible assets requires us to make significant estimates and assumptions, relating to the acquired business, including assumptions about future revenue, operating expenses, the fair values of certain assets and liabilities based on appraisals, industry trends and other market participant data, discount rates based on our weighted average cost of capital, and assumptions regarding the period of time the acquired technology, customer relationships and other assets will continue.

The fair value of other acquired assets and assumed liabilities may also require us to exercise significant estimates and assumptions, including fair value estimates, as of the date of the business combination, including: estimated fair value of the assumed contractual commitments to customers (deferred revenue), estimated fair value of income tax assets acquired and liabilities assumed, and estimated fair value of pre-acquisition contingencies assumed from the acquiree. If during the initial allocation of the consideration, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the allocation. If we are unable to determine the fair value of a pre-acquisition contingency at the end of the allocation period, we will evaluate whether to include an amount in the allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Accordingly, assumptions made by us, and facts known by us, at the date of a business combination may be incomplete or inaccurate. Additionally, unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates. At the end of the allocation period, any adjustment to amounts recorded for a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined.

Intangible Assets, including Impairment Assessments

We maintained intangible assets (excluding goodwill) with a carrying value of $38.2 million as of June 30, 2014, of which $36.1 million represents the carrying value of intangible assets recorded from our acquisitions, and $2.1 million represents the carrying value of licenses and similar rights which have been licensed from unrelated third-parties. Intangible assets relating to historic acquisitions are recorded at their fair value as of the date of acquisition. Inbound licenses are valued based on the arm’s length payments made to the third-party provider. Based on our review of the nature and timing of our software development efforts relative to that of the underlying products, we have not historically capitalized any software development expenditures. Each of our intangible assets is amortized over its expected useful life on a straight-line basis.

We assess at each reporting date whether there are any indications that an intangible asset, other than goodwill, which is discussed below, may be impaired. If any such indication exists, or when annual impairment testing for an intangible asset is required, we calculate an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s fair value, less costs to sell and its value in use. Each asset is assessed individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case an aggregated group of assets is assessed. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Whether impaired or not, the assessment of the future useful life of an intangible asset may cause that life to be revised prospectively.

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses of intangible assets, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is determined. A previously recognized impairment loss for intangible assets is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the income statement, and would affect the timing of the future periods’ amortization.

Goodwill, including Impairment Assessments

We maintained goodwill with a carrying value of $190.4 million as of June 30, 2014. Goodwill represents the excess of the consideration over the fair value of net assets acquired. Goodwill is not amortized. Goodwill is tested for impairment annually at each reporting date or whenever indicators of impairment exist. Factors that could trigger an impairment review include significant negative industry or economic trends, exiting an activity in conjunction with a restructuring of operations, or current, historical or projected losses that demonstrate continuing losses associated with an asset. Goodwill is tested for impairment based on the cash generating units, or CGUs, that form the basis for management reporting. Subsequent to the disposition of the hardware business on May 31, 2011, we operate under one CGU. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is first allocated to goodwill and is then allocated pro rata to the other assets of the CGU. Once an impairment charge is recorded against goodwill, there is no future recovery for previous impairment charges allowed in later periods.

The recoverable amounts of the CGU have been derived from a value in use calculation, using a three year cash flow projection from financial budgets approved by senior management. These forecasts have then been extrapolated for a further two years using management’s best estimate of expected growth rates derived from both past performance and expectations within the software industry. Forecasted operating cash flows for the value in use calculation are based on the following key assumptions: past experience of expected revenues and associated margins; future market inflation; tax rates; discount rates; and terminal growth rates. We perform a sensitivity analysis to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero. As of our fiscal 2014 annual impairment assessment, our estimated fair value of the CGU significantly exceeded its carrying value.

Share-Based Payments

We account for share-based awards, including grants of employee stock options and awards in the form of restricted shares, through the amortization of the grant date fair value of the share-based awards as a charge against earnings over the requisite service period. We use the Black-Scholes option pricing method in determining the fair value of share-based awards, which requires us to assess of a number of factors, some of which require management’s judgment. Our shares have been traded on the London Stock Exchange since 1997, and we use the market price for our common shares, on the date of grant, as an input into our assessment of the fair value of our share-based awards. Additional factors include: grant date estimates of expected dividends, expected life of the share-based payment, risk-free interest rates, and share price volatility. We also are required to continue to estimate the portion of share-based awards that are expected to be forfeited. See Note 24 “Share-Based Payments” in the notes to the accompanying audited consolidated financial statements of Kofax Limited, appearing elsewhere in this annual report, for further information.

Pensions

We operate a number of defined contribution pension schemes on behalf of the employees of different subsidiary undertakings. See Note 22 “Employee Benefits” in the notes to the accompanying audited consolidated financial statements of Kofax, Limited, appearing elsewhere in this report, for further information.

Contingent Liabilities

We regularly assess the estimated impact and probability of various uncertain events, and account for such events in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Assets”. Provisions are recognized when a present obligation (legal or constructive) exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingencies arise from conditions or situations where the outcome depends on future events.

We are subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Additionally, our acquisitions may be structured to include contingent consideration whereby the amount payable is determinable based on future events. Management judgment is required in deciding the amount and timing of the accrual of provisions or contingencies. Depending on the timing of when conditions or situations arise, the timing of provisions or contingencies becoming probable and estimable is not necessarily determinable. The amount of the provisions or contingencies may change in the future as incremental knowledge, factors or other matters change or become known.

Recently Issued Accounting Standards

See Note 2 “Changes in Accounting Policies” in the notes to the accompanying audited consolidated financial statements of Kofax, Limited, appearing elsewhere in this report, for a discussion of new accounting standards that have been issued by the IASB but not yet adopted by us.

Our 2014 Results Compared to our 2013 Results (IFRS)

Revenue

Total revenue increased $23.4 million, or 8.8% in the fiscal year ended June 30, 2014 compared to the fiscal year ended June 30, 2013 reflecting growth across all geographies.

The following tables present revenue by financial statement line, as well as in total for each of our geographic regions:

	Fiscal Year Ended June 30,				% of Total Revenue
	2014	2013	$ Change	% Change	Fiscal 2014	Fiscal 2013
	( in thousands, except percentages)
Revenue
Software licenses	$117,791	$112,228	$5,563	5.0%	40.7%	42.2%
Maintenance services	133,194	121,751	11,443	9.4%	46.0%	45.7%
Professional services	38,725	32,339	6,386	19.7%	13.3%	12.1%

Total revenue	$289,710	$266,318	$23,392	8.8%	100.0%	100.0%

Revenue by geography
Americas	$160,412	$141,872	$18,540	13.1%	55.4%	53.3%
EMEA	108,186	104,906	3,280	3.1%	37.3%	39.4%
Asia Pacific	21,112	19,540	1,572	8.0%	7.3%	7.3%

Total revenue	$289,710	$266,318	$23,392	8.8%	100.0%	100.0%

Software licenses revenue increased $5.6 million, or 5.0% in the fiscal year ended June 30, 2014, due to a 69.4% increase in our mobile and new or acquired products software license revenue, which was assisted by revenues from our acquisition of Altosoft and Kapow, offset by a 5.4% decline in core capture revenues. The decline in core capture was due to sales execution issues in the fourth quarter delaying three seven-figure transactions through the pipeline to timely closure. License revenue increased $5.0 million in the Americas and $1.9 million in Asia Pacific offset by a $1.3 decrease in EMEA.

Maintenance services revenue increased $11.4 million, or 9.4%, in the fiscal year ended June 30, 2014 due to an increase of $6.0 million in the Americas and $5.8 million in EMEA, offset by a $0.4 million decrease in Asia pacific. Our maintenance services revenue increased due primarily to continued high maintenance contract renewal rates as well as the expansion of our installed base from new license transactions.

Professional services revenue increased $6.4 million, or 19.7%, in the fiscal year ended June 30, 2014 due to an increase of $7.4 million in the Americas and $0.2 million in Asia Pacific offset by a $1.2 million decrease in EMEA. The increase in professional services revenue is primarily due to incremental professional services arising from our acquisition of Kapow as well as several large capture projects in the Americas.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and overhead charges. The following table reflects cost of software license revenue, in dollars and as a percentage of software license revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Cost of software licenses	$9,877	$10,688	$(811)	(7.6)%

As a percentage of software licenses revenue	8.4%	9.5%

Cost of software licenses decreased by $0.8 million, or 7.6%, in the fiscal year ended June 30, 2014, which is primarily related to a change in product mix resulting in lower royalty expense. Royalty costs vary by product and accordingly, the cost of software licenses as a percentage of the software license revenue can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs such as facilities and related overhead charges. The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Cost of maintenance services	$20,241	$18,194	$2,047	11.3%

As a percentage of maintenance services revenue	15.2%	14.9%

Cost of maintenance services increased $2.0 million, or 11.3%, in the fiscal year ended June 30, 2014 as we invested to insure we maintain high service levels, increasing our technical support organization to service a larger installed base and as a result of our acquisitions of Altosoft and Kapow.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Cost of professional services	$32,625	$28,343	$4,282	15.1%

As a percentage of professional services revenue	84.2%	87.6%

Cost of professional services increased $4.3 million, or 15.1%, in the fiscal year ended June 30, 2014 due to increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow. Our gross margin on professional services increased from 12.4% in the twelve months ended June 30, 2013 to 15.8% in the twelve months ended June 30, 2014 as we were able to better manage and deploy our resources.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well as associated costs such as facilities and related overhead charges. Research and development expenses are expensed as incurred. The following table shows research and development expense, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Research and development expenses	$40,428	$34,686	$5,742	16.6%

As a percentage of total revenue	14.0%	13.0%

Research and development expenses increased $5.7 million, or 16.6%, in the fiscal year ended June 30, 2014 due to an increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow, and associated with incremental personnel to develope Kofax Total Agility and related solutions offset by a decrease in costs for core capture products, which we have continued moving offshore where we have found talented resources at lower labor costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, travel costs, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and overhead charges. The following table shows sales and marketing expense, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing expenses	$122,925	$98,209	$24,716	25.2%

As a percentage of total revenue	42.4%	36.9%

Sales and marketing expenses increased $24.7 million, or 25.2%, in the fiscal year ended June 30, 2014 due to an increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow and our increased investment in growing the sales organization. In fiscal year 2014, we continued the sales enhancement program started in the second half of fiscal year 2013, which has resulted in quota carrying sales staff increasing by approximately 35% in fiscal year 2014 as well as implementing changes to continue improving our sales and marketing execution.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees. The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
General and administrative expenses	$39,382	$37,286	$2,096	5.6%

As a percentage of total revenue	13.6%	14.0%

General and administrative expenses increased $2.1 million, or 5.6%, in the fiscal year ended June 30, 2014 due to increased legal, accounting and tax fees , related to the changes in the Company’s regulatory and reporting requirements during 2013 and increased share-based payment expense, primarily driven by the increase in the value of awards granted in 2014, as a result of increases in share price.

Amortization of Acquired Intangible Assets

We recognize amortization expense relating to our acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business combination. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Amortization of acquired intangible assets	$8,933	$6,707	$2,225	33.2%

As a percentage of total revenue	3.1%	2.5%

Amortization of acquired intangible assets increased $2.2 million, or 33.2%, in the twelve months ended June 30, 2014, due to $2.7 million of additional amortization of acquired intangible assets arising from our acquisitions of Altosoft and Kapow which was offset by a decrease in amortization expense of previously acquired intangible asset which were fully amortized as of June 30, 2014.

Acquisition-related Costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy, including the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs. The following table shows acquistion-related costs, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Acquisition-related costs	$857	$4,682	$(3,825)	(81.7%)

As a percentage of total revenue	0.3%	1.8%

Acquisition-related costs decreased $3.8 million, or 81.7%, to $0.9 million in the fiscal year ended June 30, 2014 due to a $6.9 million decrease in the fair value of contingent consideration and retention related to our acquisition of Singularity, offset by $1.5 million increase in the fair value of the contingent consideration related to the acquisition of Altosoft. The remaining offsetting acquisition related costs were associated with direct acquisition costs associated with the July 31, 2013 acquisition of Kapow.

Other Operating Expenses, Net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Other operating expenses, net	$4,172	$2,395	$1,777	74.2%

As a percentage of total revenue	1.4%	0.9%

Other operating expenses, net increased $1.8 million, or 74.2% to $4.2 million in the fiscal year ended June 30, 2014 primarily due to professional fees incurred for attorneys, accountants and other advisors associated with the work needed for us to complete a NASDAQ listing of our common shares and to support the July 1, 2014 change in the basis of preparation of our financial statements from IFRS to U.S. GAAP.

Finance Income (Expense), Net

Finance income (expense), net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments and to a lesser extent to interest income (expense). The following table shows finance income (expense), net, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Finance income (expense), net	$6,511	$(6,929)	$13,440	194.0%

As a percentage of total revenue	2.2%	(2.6%)

Finance income (expense) net, fluctuated $13.4 million in the fiscal year ended June 30, 2014 and represents a swing from an expense to income primarily due to a switch to unrealized foreign exchange gains related to revaluing non-functional currency denominated intercompany positions. The movement was largely due to the strengthening of the Euro and British pound against the dollar. Many of the intercompany positions have been settled during fiscal year 2014 thus reducing our future exposure to large swings in exchange rates.

Income Tax Expense

The following table shows income tax expense, in dollars and as a percentage of profit from continuing operations:

	Fiscal Year Ended June 30,
	2014	2013	$ Change	% Change
	(in thousands, except percentages)
Income from continuing operations	$16,781	$18,199	$(1,418)	(15.6%)

Income tax expense	$5,402	$8,198	$2,796	(34.1%)

Effective income tax rate	32.2%	45.0%

Income tax expense decreased by $2.8 million, or 34.1%, to $5.4 million during the fiscal year ended June 30, 2014. This decrease was primarily the result of incremental increases to the utilization of previously unrecognized tax losses and lower in pre-tax net income. Effective tax rates decreased, due to the effect of expenses during the year that are not deductible for tax purposes.

Our 2013 Results Compared to our 2012 Results (IFRS)

Revenue

The following table presents revenue for each fiscal year, along with the percentage change compared to the prior fiscal year. Revenue is presented for each financial statement line, as well as in total for each of our geographic regions.

	Fiscal Year Ended June 30,				% of Total Revenue
	2013	2012	$ Change	% Change	Fiscal 2013	Fiscal 2012
			( in thousands, except percentages)
Revenue
Software licenses	$112,228	$117,255	$(5,027)	(4.3%)	42.2%	44.7%
Maintenance services	121,751	113,784	7,967	7.0%	45.7%	43.3%
Professional services	32,339	31,442	897	2.9%	12.1%	12.0%

Total revenue	$266,318	$262,481	$3,837	1.5%	100.0%	100.0%

Revenue by Geography
Americas	$141,872	$140,125	$1,747	1.2%	53.3%	53.4%
EMEA	104,906	103,789	1,117	1.1%	39.4%	39.5%
Asia Pacific	19,540	18,567	973	5.2%	7.3%	7.1%

Total revenue	$266,318	$262,481	$3,837	1.5%	100.0%	100.0%

Total revenue increased $3.8 million, or 1.5%, in the twelve months ended June 30, 2013 compared to the twelve months ended June 30, 2012 due to a $5.8 million increase associated with our acquisition of Singularity and Altosoft offset by a $2.0 million or 0.8% decrease in organic revenue.

Software licenses revenue decreased $5.0 million, or 4.3%, in fiscal 2013, due to a $4.2 million increase associated with our acquisitions of Singularity and Altosoft offset by a $9.2 million decrease in organic software licenses revenue. Organic license revenue decreased $4.1 million in the Americas and $3.8 million in EMEA, offset by a $1.3 million increase in Asia Pacific. The net decline was due to a combination of sales execution issues, including not progressing transactions through the pipeline to timely closure and continued economic weakness in many parts of EMEA. Software licenses revenue increased $17.9 million in the second half of fiscal 2013 as compared to the first half of fiscal 2013, and $5.3 million, or 8.9%, against the second half of fiscal 2012 as we started to improve our sales execution.

Maintenance services revenue increased $8.0 million, or 7.0%, in fiscal 2013 due to a $5.3 million, or 4.8%, increase in organic maintenance services and a $2.6 million increase associated with our acquisitions of Singularity and Altosoft. Our maintenance services revenue increased due primarily to higher maintenance contract renewal rates as well as the expansion of our user base.

Professional services revenue increased $0.9 million, or 2.9%, in fiscal 2013 due to a $1.2 million and $0.4 million increase associated with our acquisitions of Singularity and Altosoft, respectively, partially offset by a $0.7 million, decrease in our organic professional services revenue. Professional services revenue was relatively flat in EMEA and declined in the Americas and Asia Pacific.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and related overhead charges. The following table reflects cost of software license revenue, in dollars and as a percentage of software licenses revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of software licenses	$10,688	$11,301	$(613)	(5.4)%

As a percentage of software licenses revenue	9.5%	9.6%

Cost of software licenses decreased $0.6 million, or 5.4%, in fiscal 2013, as a result of the decrease in software licenses revenue as well as a change in product mix resulting in lower royalty expense. As royalty costs vary by product, as applicable, the cost of software licenses as a percentage of the software licenses revenue can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs, such as facilities and related overhead charges. The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of maintenance services	$18,194	$16,420	$1,774	10.8%

As a percentage of maintenance services revenue	14.9%	14.4%

Cost of maintenance services increased $1.8 million, or 10.8%, in fiscal 2013 due to an increase of $0.6 million associated with our acquisitions of Singularity and Altosoft, and an increase of $1.2 million, or 7.2%, for our organic maintenance services as we invested to ensure we maintain high service levels.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of professional services	$28,343	$26,784	$1,559	5.8%

As a percentage of professional services revenue	87.6%	85.2%

Cost of professional services increased $1.6 million, or 5.8%, in fiscal 2013 due to $2.0 million of costs associated with our acquisition of Singularity partially offset by a $0.4 million decrease in our organic professional services revenue. Our gross margin on professional services decreased from 14.8% in fiscal 2012 to 12.4% in fiscal 2013 as we were not able to deploy our resources as efficiently because professional services revenue did not increase as fast as we expected and investments in headcount were made to maintain the anticipated level of service.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well as associated costs such as facilities and related overhead charges. Our research and development expenses are expensed as incurred. The following table shows research and development expenses, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Research and development expenses	$34,686	$33,804	$882	2.6%

As a percentage of total revenue	13.0%	12.9%

Research and development expenses increased $0.9 million, or 2.6%, in fiscal 2013 due to $3.0 million of costs associated with our acquisitions of Singularity and Altosoft and our new mobile product, partially offset by a $2.2 million, decrease in research and development expenses for our organic products. We have continued to assemble certain of our research and development staff in offshore facilities, which allows us to access and utilize talented but lower cost resources in our research and development efforts.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges. The following table shows sales and marketing expenses, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing expenses	$98,209	$96,292	$1,917	2.0%

As a percentage of total revenue	36.9%	36.7%

Sales and marketing expenses increased $1.9 million, or 2.0%, in fiscal 2013 with a $2.2 million increase resulting from the integration of Singularity and Altosoft sales and marketing operations into our organic operations partially offset by savings from effecting efficiencies in our sales and marketing operations. In the second half of fiscal 2013 we began investing in sales and marketing, particularly in quota carrying sales staff, and we implemented enhancements to continue improving our sales execution.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees. The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
General and administrative expenses	$37,286	$39,096	$(1,810)	(4.6)%

As a percentage of total revenue	14.0%	14.9%

General and administrative expenses decreased $1.8 million, or 4.6%, in fiscal 2013 primarily from a decrease in legal, accounting and tax fees and share-based payment expense.

Amortization of Acquired Intangible Assets

We recognize amortization expense relating to our acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business combination. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Amortization of acquired intangible assets	$6,707	$5,190	$1,517	29.2%

As a percentage of total revenue	2.5%	2.0%

Amortization of acquired intangible assets increased $1.5 million, or 29.2%, in fiscal 2013, due to $1.2 million of additional amortization of acquired intangible assets arising from our acquisition of Singularity and $0.3 million of additional amortization of acquired intangible assets arising from our acquisition of Altosoft.

Acquisition-related costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs. The following table shows acquisition-related costs, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Acquisition-related costs	$4,682	$5,870	$(1,188)	(20.2%)

As a percentage of total revenue	1.8%	2.2%

Acquisition-related costs decreased $1.2 million, or 20.2%, in fiscal 2013 due to a decrease in direct acquisition diligence costs offset by an increase in contingent consideration expense. The acquisition of Kapow was completed subsequent to year end.

Restructuring Costs

Restructuring costs consist of expenses related to plans of restructuring that we have undertaken to reorganize and streamline certain of our operations in EMEA following our sale of our former hardware business, and in response to a weak global economic environment. The following table shows restructuring costs, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Restructuring costs	$—	$4,917	$(4,917)	(100.0%)

As a percentage of total revenue	—%	1.9%

In fiscal 2012, due to a weak global economic environment, we recorded a charge of $4.9 million for staff redundancy payments associated with headcount reductions of approximately 60 personnel, and future payments for excess unused facility leases.

The staff redundancy payments related to our fiscal 2012 staff redundancy were mostly paid in fiscal 2012 and fiscal 2013, with $0.6 million remaining as of June 30, 2013, which is expected to be paid in fiscal 2014. Additionally, payments related to $0.6 million of onerous lease charges expensed prior to fiscal 2012 are being paid through fiscal 2015, with $0.4 million and $0.2 million being paid in fiscal 2014 and fiscal 2015, respectively.

Other Operating Expenses, net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Other operating expenses, net	$2,395	$669	$1,726	258.0%

As a percentage of total revenue	0.9%	0.3%

Other operating expenses, net increased $1.7 million, or 258.0%, in fiscal 2013 primarily due to professional fees incurred for attorneys, accountants and other advisors associated with the preliminary work needed for us to complete an initial public offering (IPO) in the United States.

Finance Income (Expense), net

Finance income (expense), net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments and to a lesser extent to interest income (expense). The following table shows finance income (expense), net, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Finance income (expense), net	$(6,929)	$5,294	$(12,223)	(230.9%)

As a percentage of total revenue	(2.6%)	2.0%

During fiscal 2013, the U.S. dollar weakened against each of the euro and the Swiss franc and strengthened against the pound sterling. During fiscal 2012, the U.S. dollar strengthened against the euro and the Swiss franc and weakened against the pound sterling.

Income Tax Expense

The following table shows income tax expense, in dollars and as a percentage of profit from continuing operations:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Income from continuing operations	$18,199	$27,432	$(9,233)	(33.7%)

Income tax expense	$(8,198)	$(9,995)	$(1,797)	(18.0%)

Effective income tax rate	45.0%	36.4%

We are a tax resident of the United Kingdom, and retained that status after the Migration. The standard income tax rate in the United Kingdom has been decreasing according to a scheduled reduction. During fiscal 2013 our standard United Kingdom income tax rate was 23.75%, and for fiscal 2012 it was 25.5%. The standard income tax rate in the United Kingdom is further scheduled to decrease to 21%. We are subject to tax based on the income earned from sales of our products and services in the country from which we sell our products or in which we provide our services. Certain of these jurisdictions other than the United Kingdom have tax rates that exceed the United Kingdom rate and have a significant impact on our effective tax rate. Our income tax expense is most notably affected by the higher rate in the United States, which carries a federal statutory rate of 35% (before incremental state income taxes), and where a considerable portion of our pre-tax income was generated in fiscal 2013 and fiscal 2012. Deferred tax assets and liabilities, including net loss carryforwards, are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Income tax expense as a percentage of income from continuing operations increased from 36.4% in fiscal 2012 to 45.0% in fiscal 2013, primarily due to non-tax deductible expenses including amortization of intangible assets, acquisition-related costs and professional fees in connection with the US IPO. Those items reduce the pre-tax profit but provide no tax relief, thus increasing the effective tax rate.

Loss from Discontinued Operations, net of tax

On May 31, 2011, we completed the sale of our hardware business. In fiscal 2012, we recorded associated expense of $1.4 million, which included transaction fees, legal fees, asset values, and other administrative and transition costs. We had no such costs in fiscal 2013.

B.	LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2014 compared to Fiscal 2013

Historically, we have financed our business primarily through our cash on hand as well as cash flows from operations. We had $89.6 million of cash and cash equivalents at June 30, 2014, compared to $93.4 million at June 30, 2013. The majority of our cash is held in U.S. dollars, Euros and to a lesser extent, British Pounds. We have no outstanding debt as of June 30, 2014. The following table sets forth the summary of our cash flows as of June 30, 2014:

	Fiscal Year Ended June 30,
	2014	2013	$ Change
	(in thousands)
Cash generated from (used in):
Operating activities	$34,557	$30,523	$4,034
Investing activities	(48,995)	(19,075)	(29,920)
Financing activities	9,417	1,120	8,297
Effect of exchange rate fluctuations	1,239	(274)	1,513

Net increase (decrease)	$(3,782)	$12,294	$(16,076)

Operating Activities

Net cash generated from operating activities was $34.6 million in fiscal 2014, compared to $30.5 million in fiscal 2013, an increase of $4.0 million. This increase was attributable primarily to increased cash inflows from the collection of account receivables during the year.

Investing Activities

Net cash used in investing activities was $49.0 million in fiscal 2014, compared to $19.1 million in fiscal 2013, representing an increase of $29.9 million. The primary use of cash in both years was associated with our acquisitions. We paid $39.2 million in fiscal 2014 associated with the acquisition of Kapow and $11.7 million in fiscal 2013, related to the acquisition of Altosoft, representing an incremental increase related to acquisitions of $27.5 million. Additionally, during 2014 we paid $1.0 million of contingent consideration and $1.3 million of deferred consideration, during 2014 related to the acquisition of Altosoft in 2013, as well as additional purchases of computer equipment to support increases in headcount.

Financing Activities

Net cash generated from financing activities was $9.4 million in fiscal year 2014, compared to $1.1 million in fiscal year 2013, representing an increase of $8.3 million primarily due to $12.4 million in net proceeds from the NASDAQ listing, offset by an incremental decreases of $2.6 million from purchases of employee benefit trust shares, net of proceeds from stock option exercises.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In 2014 cash and cash equivalents increased by $1.2 million, primarily resulting from changes in foreign exchange rates, while in 2013 cash and cash equivalents decreased by $0.3. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary.

Fiscal 2013 compared to Fiscal 2012

The following table sets forth the summary of our cash flows as of June 30, 2013:

	Fiscal Year Ended June 30,
	2013	2012	$ Change
	(in thousands)
Cash generated from (used in):
Operating activities	$30,523	$18,776	$11,747
Investing activities	(19,075)	(27,642)	8,567
Financing activities	1,120	(1,992)	3,112
Effect of exchange rate fluctuations	(277)	(6,291)	6,014

Net increase (decrease)	$12,291	$(17,149)	$29,440

We had $93.4 million of cash and cash equivalents at June 30, 2013, compared to $81.1 million at June 30, 2012.

Operating Activities

Net cash generated from operating activities was $30.5 million in fiscal 2013, compared to $18.8 million in fiscal 2012, an increase of $11.7 million. That increase was attributable primarily to a reduction of $4.0 million for our working capital requirements and a $3.9 million increase in our net income, adjusted for reconciling items such as depreciation and amortization, share based payments, finance income and expense in fiscal 2013 as compared to fiscal 2012. In addition, in fiscal 2013 we paid $2.5 million and $1.4 million less in restructuring charges and income tax payments, respectively.

Investing Activities

Net cash used in investing activities was $19.1 million in fiscal 2013, compared to $27.6 million in fiscal 2012, a decrease of $8.6 million. The primary use of cash in both years was associated with our acquisitions. We used $16.8 million in fiscal 2013 and $30.3 million in fiscal 2012, a difference of $13.6 million. Our fiscal 2013 payments included $11.7 million for our March 2013 acquisition of Altosoft and $5.1 million of contingent payments related to prior years’ acquisitions of Singularity and Atalasoft. Our fiscal 2012 payments included $28.5 million related to our acquisition of Singularity and $1.9 million of contingent payments related to our acquisition of Atalasoft. The payments associated with these acquisitions were partially offset by a number of other items, primarily by our receipt of $4.5 million less in fiscal 2013 than 2012 of proceeds from our May 2011 sale of our hardware business.

Financing Activities

Net cash generated from financing activities was $1.1 million in fiscal 2013 compared to $2.0 million used in fiscal 2012, an incremental change of $3.1 million. There was an incremental $0.5 million issuance of share capital, offsett by an incremental decrease of $1.9 million from purchases and proceeds of employee benefit trust shares during the twelve months ended June 30, 2013.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In fiscal 2013 our cash and cash equivalents decreased by $0.3 million due to changes in foreign exchange rates, while in fiscal 2012, our cash and cash equivalents decreased by $6.3 million due to changes in foreign exchange rates. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency” below for further discussion.

Future Cash Requirements and Sources of Liquidity

As discussed above, we have funded our business primarily with cash flows from our operating activities, and to a lesser extent from proceeds received from our stock option schemes. We expect that our future operating requirements will continue to be funded from cash flows from these sources. We expect that our liquidity needs relating to our operations will arise primarily from costs associated with expanding our direct and indirect sales channels; research and development expenses; capital expenditures; working capital; incremental costs associated with being a public company listed on both the NASDAQ and the London Stock Exchange; cash taxes; and acquisitions.

We believe that our cash and cash equivalents, and our working capital, each as of June 30, 2014, and our future net cash flows from operating activities, together with our borrowing capacity under our revolving credit facility, will be sufficient to fund our currently anticipated uses of cash relating to our organic operations for the next twelve months. Other than commitments of $0.4 million relating to several standby letters of credit, we had no borrowings outstanding under our $40.0 million revolving credit facility as of June 30, 2013 and therefore we had $39.5 million of borrowing capacity under this revolving line of credit as of June 30, 2013. Our revolving credit facility matures on June 30, 2016, and is secured by certain of our assets, including those of certain of our subsidiaries. The revolving credit facility is subject to certain affirmative and negative covenants, including meeting defined EBITDA milestones, leverage and liquidity ratios, and also contains a non-committed $10.0 million expansion feature. As of June 30, 2013, we were in compliance with these covenants. Thereafter, our ability to fund these expected uses of cash will depend on our future results of operations, performance, and cash flows, which will be affected by prevailing economic conditions, and on financial, business, regulatory, legislative and other factors, many of which are beyond our control.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to issue debt or equity, if the market and if the terms of our current revolving credit facility permit. In addition to cash requirements relating to our current organic operations, our strategy includes future acquisitions and/or investments. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

We believe our future success depends in large part on our ability to enhance our current software, develop new software, maintain technological competitiveness, implement industry standards as they emerge and satisfy an evolving range of requirements for existing and prospective users. Our research and development employees are responsible for achieving these objectives, and we have and intend to continue to devote substantial resources to these efforts.

We have assembled a team of skilled research, development, quality assurance, and documentation engineers with substantial and relevant experience. Some members of this team work from offices in Hyderabad, India; Hanoi, Vietnam; and St. Petersburg, Russia, which allows us to access and utilize talented but lower cost resources in our research and development efforts.

Our research and development expenditures were $40.4 million and $34.7 million for the fiscal years ended June 30, 2014 and June 30, 2013, respectively. As of June 30, 2014, our research and development staff consisted of 447 employees. All research and development expenditures are expensed as incurred.

Intellectual property

We have invested, and intend to continue to invest, significantly in the development of proprietary technology and information. We believe our success and ability to compete is dependent on our ability to protect this intellectual property. We rely on a combination of patent, trademark, trade secret and copyright laws and confidentiality, non-disclosure and other contractual arrangements to protect these rights.

The laws of many countries, including countries where we conduct business, do not protect our proprietary rights to as great an extent as do the laws of the United States and European countries. Further, the laws in the United States and elsewhere change rapidly, and any future changes could materially adversely affect us and our intellectual property. As of June 30, 2014, we have been issued 46 U.S. patents and have 42 pending U.S. patent applications, as well as having been issued 16 foreign patents and having 34 patent applications pending in jurisdictions outside of the United States.” Our U.S. patents will expire at different times in the future, with the earliest expiring in 2014 and the latest expiring in approximately 2034. Our currently pending U.S. patent applications, if ultimately granted, will generally remain in effect for twenty years from the earliest priority date to which the application is entitled.

Our users’ use of our software products is governed by shrink-wrap or executed license agreements. We also enter into written agreements with each of our channel partners governing the sale, marketing and licensing of our software. In addition, we seek to avoid disclosure of our proprietary technology and information by requiring each of our employees and others with access to our intellectual property to execute confidentiality and non-disclosure agreements with us. We protect our software, documentation, and other written materials under trade secret, trademark and copyright laws. All of these measures can only afford limited protection.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding off-balance sheet arrangements or commitments. In our on-going business, we have not entered into transactions involving, or otherwise formed relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements, commitments or other contractually limited purposes.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of June 30, 2014:

	Payments Due by Fiscal Year Ended June 30,
	Total	2014	2015 and 2016	2017 and 2018	Thereafter
	(in thousands)
Operating leases	$15,250	$7,533	$6,346	$652	$719

Total contractual cash obligations	$15,250	$7,533	$6,346	$652	$719

Contingent Liabilities and Commitments

In connection with our acquisitions of Atalasoft, Singularity, Altosoft and Kapow, we agreed to make certain contingent cash payments, based on the achievement of certain financial and operational metrics, and in some cases, based on the continuing employment of the recipients of those payments. A summary of the contingent payments for each of these acquisitions follows, and additional information related to each of these can be found in Note 4, “Acquisitions” in the notes to the accompanying audited consolidated financial statements appearing elsewhere in this report.

In connection with our acquisition of Singularity, we agreed to make certain contingent cash payments, denominated in British pounds, based on the achievement of certain financial and operational metrics, and further dependent on the continuing employment of certain of the recipients of those payments. As of June 30, 2014, after first year payments, the range of those contingent payments was $0 to $14.7 million (based on the exchange rate between the British pound and U.S. dollar as of June 30, 2014). On December 31, 2012, the Singularity share purchase agreement was amended to extend the time period in which contingent consideration may be earned by one year. We estimate that we will be required to pay additional cash obligations of $0.4 million in fiscal 2015. To the extent that the estimates relating to our cash obligations change, we will be required to adjust the amount of each of our acquisition-related expenses, and the associated cash payments.

In connection with our acquisition of Altosoft, we agreed to make certain contingent cash payments based on the achievement of certain financial and operational metrics. As of June 30, 2014, the range of those contingent payments was $0 to $3.4 million, excluding $1.0 million in payments made upon achievement of calendar year 2013 targets and $2.0 million that was considered deferred consideration at the time of acquisition of $0.3 million and $1.7 million subsequently released during fiscal 2014. We estimate that we will be required to pay cash obligations of $3.2 million, with $1.8 million and $1.5 million of that amount payable in fiscal 2015 and fiscal 2016, respectively. The discounted fair value of $2.8 million related to these payments is included in provisions on our June 30, 2014 consolidated statement of financial position, which was included as part of the purchase consideration at the time of acquisition. To the extent that the estimates relating to our cash obligations change, we will be required to adjust the amount of each of our acquisition-related expenses, and the associated cash payments.

In relation to the acquisition of Kapow, an additional $6.6 million of deferred consideration is included in provisions, of which $1.9 million was paid during the third quarter of 2014, with an additional $2.2 million to be paid one year from closing and $2.5 million to be paid two years from closing, with said amounts being subject to certain indemnification terms and conditions.

Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

We operate our business in countries throughout the world and transact business in various foreign currencies. Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. We established this program so that gains and losses from remeasurement or settlement of these assets and liabilities are offset by gains or losses on the forward exchange contracts thus mitigating the risks and volatility associated with our foreign currency transactions. Generally, we enter into contracts with terms of 180 days or less, and at June 30, 2014 we had outstanding contracts with a total notional value of $0.8 million and $12.4 million related to the South African Rand and Euro, respectively.

G.	SAFE HARBOR

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age, position and a brief account of the business experience of each of our directors and executive officers as of August 31, 2014.

Name	Age	Position
Reynolds C. Bish	62	Chief Executive Officer and Director
James Arnold, Jr*.	58	Chief Financial Officer and Director
Howard Dratler	54	Executive Vice President of Field Operations
Grant Johnson	56	Chief Marketing Officer
Anthony Macciola	52	Chief Technology Officer
Jim Nicol	61	Executive Vice President of Products
Karl Doyle	50	Senior Vice President of Corporate Development
Lynne Scheid	56	Senior Vice President of Human Resources
Bradford Weller	56	Executive Vice President of Legal Affairs, General Counsel and Company Secretary
Greg Lock	67	Non-Executive Chairman of the Board of Directors
William T. Comfort III	48	Director
Chris Conway	69	Director
Wade W. Loo	54	Director
Bruce Powell	65	Director
Joe Rose	64	Director
Mark Wells	59	Director
James A. Urry	60	Director

*	Subsequent to the end of fiscal year 2014, Jamie Arnold, Chief Financial Officer, gave notice of his intention to resign for personal reasons, when a successor is appointed by the Board and to resign as an employee on or before September 30, 2015.

The address of each of our executive officers and directors is c/o Kofax Limited, 15211 Laguna Canyon Road, Irvine, CA 92618.

Biographical Information

Reynolds C. Bish is our Chief Executive Officer and a member of Kofax’s Board of Directors, roles he has held since November 2007. Mr. Bish has been active in enterprise software markets for more than 20 years. In 1989, he co-founded Captiva Software Corporation, a provider of input management solutions. He served as Captiva’s President and Chief Executive Officer until its acquisition by EMC Corporation in December 2005. He then served as a Vice President of EMC’s Enterprise Software Group until June 2006, when he resigned to take a sabbatical until joining us. Prior to Captiva, Mr. Bish was President and Chief Executive Officer of Unibase Systems, Inc., a company that provided data entry systems on industry standard, open platforms. He has served on the board of directors of two publicly held companies and many industry organizations, including AeA and AIIM. He holds a Bachelor of Science in Business Administration from the Pennsylvania State University.

James Arnold, Jr. is our Chief Financial Officer and a member of Kofax’s Board of Directors, roles he has held since June 2010. He has almost 30 years of executive financial management experience. Most recently, he was with Nuance Communications, Inc., a leading provider of speech and imaging solutions, where he was Senior Vice President and Chief Financial Officer from September 2004 to August 2008, and then a consultant until September 2009, at which point he resigned to take a sabbatical until joining us in June 2010. From 2003 to 2004, Mr. Arnold was Vice President and Corporate Controller at Cadence Design Systems, Inc. From 1997 to 2003, he held several senior financial management roles at Ascential Software (formerly Informix Software, Inc.), including Vice President and Chief Financial Officer. Mr. Arnold began his career at PricewaterhouseCoopers. He holds a Bachelor of Business Administration in Finance from Delta State University and a Master of Business Administration from Loyola University.

Howard Dratler is our Executive Vice President of Field Operations, a role he has held since July 2012. Mr. Dratler is responsible for Kofax’s customer-facing functions on a global basis, including all sales, professional services, maintenance services, channel management, business development and sales operations activities. Mr. Dratler joined us in July 2012. Prior to joining us, Mr. Dratler was the CEO of Panzura, an early stage, venture capital funded cloud based storage service provider from April 2011 to April 2012. Mr. Dratler took a sabbatical for the period prior to joining us and after he left Panzura. Before that, he was the Chief Executive Officer of Anacomp, a publicly listed company and leading global provider of SaaS based document management services from February 2007 to April 2011. Before that, he was the Executive Vice President of Worldwide Field Operations at EMC/Captiva, a leading provider of input management software, and its predecessor, Captiva Software Corporation, until its acquisition by EMC in December 2005. Mr. Dratler has a Bachelor of Science degree in computer science from The Ohio State University.

Grant Johnson is our Chief Marketing Officer, a role he has had since September 2013. He is responsible for all marketing functions on a global basis, including product marketing, demand generation, marketing operations, and corporate communications, as well as related activities. Prior to joining Kofax, Mr. Johnson was Chief Marketing Officer of SLD plc from April 2013 to September 2013. He also served as Chief Marketing Officer for Pegasystems Inc., a leading provider of BPM and CRM software, from November 2009 to April 2013. He was previously a Vice President of Marketing at Guidance Software, Inc. from October 2008 to November 2009. Mr. Johnson earned a Bachelor of Science degree in political science from the University of California, Santa Barbara and a Master of Business Administration from Pepperdine University.

Anthony Macciola is our Chief Technology Officer, a role he has held since July 2008. Mr. Macciola has more than 26 years of experience in the document imaging industry and has extensive experience in the areas of software, hardware and algorithm development and holds several patents. Mr. Macciola has been with Kofax since 1990, except for a brief period from 2000 to 2002 when he was Vice President of Worldwide Marketing for Lantronics, Inc., a company focused on the network enabling market. Prior to becoming Kofax’s Chief Technology Officer, Mr. Macciola held several senior level positions with Kofax, including EVP of Products and SVP of Marketing and Engineering. Prior to Kofax, Anthony was with Xionics. He holds a Bachelor of Arts in Management Information Systems from California State University, Fullerton.

Jim Nicol is our Executive Vice President of Products, a role he has held since September 2008. Prior to joining us, Mr. Nicol served as the Vice President and General Manager of the Captiva Product Business Unit at EMC from June 2006 to September 2008, where he was responsible for product strategy, product management and marketing, engineering, quality assurance, mergers and acquisitions, and strategic initiatives. Mr. Nicol holds a Bachelor of Sciences degree in Computer Science and a Master of Sciences degree in Biology from the California State University, Chico.

Karl Doyle is our Senior Vice President of Corporate Development responsible for executing inorganic growth strategies, a role he has held since December 2011. Mr. Doyle has been in the ECM industry for more than 20 years as an industry analyst, business development executive and consultant. From November 2010 to December 2011, Mr. Doyle acted as an external consultant providing acquisition advisory services for many companies in the ECM space, as well as Kofax. Prior to November 2010, Mr. Doyle spent 15 years at IBM FileNet, where he held a variety of executive leadership, product management and business development positions, including Director of Business Development and Strategy, and VP Business Development, where he was instrumental in the IBM acquisition of FileNet. Mr. Doyle started his ECM career in 1988 as an industry analyst covering the European document imaging and workflow markets. Mr. Doyle holds a Bachelor of Commerce in Business and a Masters in Business Services from University College Dublin.

Lynne Scheid is our Senior Vice President of Human Resources, a role she has held since July 2012. Ms. Scheid previously served as our Vice President of Human Resources from August 2008 to July 2012. From July 1996 to August 2008, Ms. Scheid served as our Director of Human Resources. Ms. Scheid attended Fullerton College and studied Human Resources at the University of California, Irvine.

Bradford Weller is our Executive Vice President of Legal Affairs, General Counsel and Company Secretary, roles he has held since January 2008. Prior to joining us, Mr. Weller served as General Counsel and Company Secretary of St. Bernard Software from July 2006 to October 2007. Mr. Weller took a sabbatical for the period prior to joining us and after he left St. Bernard Software. Mr. Weller has had a successful career both working as an attorney at a law firm and as an in house attorney at a number of publicly held technology companies, including Captiva Software Corporation, where he served as General Counsel, Vice President of Legal Affairs and Secretary. Mr. Weller has complete responsibility for the management of all of our in-house attorneys, our use of any and all external law firms and our Corporate Secretary function. He holds a Bachelor of Arts in Economics from Stanford University and a Juris Doctor from Hastings College of Law.

Greg Lock was appointed as Non-Executive Chairman of the Kofax Board of Directors on March 15, 2007. In addition to serving on our Board, Mr. Lock serves as a director for two public companies, Computacenter (where he is also board chairman), and UBM plc. Mr. Lock holds a Master of Arts degree in Natural Sciences from Churchill College, Cambridge and is a Fellow of the Royal Society of Arts, Manufacturers and Commerce.

William T. Comfort III was appointed to the Kofax Board of Directors on August 24, 2007. In 2003, Mr. Comfort founded Conversion Capital Partners Ltd, an investment partnership with offices in London and New York. Prior to founding Conversion, Mr. Comfort worked for CVC Capital Partners and advised Citicorp Venture Capital in London, focusing on European mid to large management buyouts. Mr. Comfort currently serves as the Chairman of the board of directors of Lyris, Inc., a marketing technology solutions company, and is a member of the New York University Board of Trustees. Mr. Comfort holds a Bachelor of Science in Business Administration from Boston University and a Juris Doctor and Master of Laws degree in tax law from the New York University School of Law. Mr. Comfort is also a member of the New York State Bar. Mr. Comfort is the brother-in-law of Mr. Urry.

Chris Conway was appointed to the Kofax Board of Directors on December 15, 2004 and is the Chairman of the Remuneration Committee. Mr. Conway currently serves as a Non-Executive Director of Artificial Solutions Ltd., a private equity backed company that provides customer service optimization solutions to a wide range of European clients. Mr. Conway holds a Bachelor of Arts degree in History and Philosophy from the University of South Africa.

Wade W. Loo was appointed to the Kofax Board of Directors on February 4, 2011 and is the Chairman of Kofax’s Audit Committee and nominating committee. From 1980 until his retirement in September 2010, Mr. Loo worked for KPMG LLP, ultimately serving as the senior partner in charge of KPMG’s Northern California audit practice. Mr. Loo is a member of the board of directors of JobTrain, a not-for-profit organization located in Menlo Park, California dedicated to helping individuals find meaningful employment in the local community. Mr. Loo also serves on the Board of Directors of the Northern California Chapter of Ascend, a not-for-profit organization providing job training and mentorship to young professionals. Mr. Loo is a CPA and holds a Bachelor of Sciences degree in Accounting from the University of Denver.

Bruce Powell was appointed to the Kofax Board of Directors on March 16, 1996. Mr. Powell brings years of experience with the preparation of financial statements and accounting matters to our Board gathered through his professional background as a Chartered Accountant and chief financial officer of listed and unlisted U.K. companies. From 2009 to the present, Mr. Powell has served as the Non-Executive Chairman of Threadless Closures Ltd., a designer of packaging materials. Mr. Powell also currently serves as Chairman of Treloar Trust, a not-for-profit charity providing education to the young disabled and as a director of The Worshipful Company of Haberdashers. Mr. Powell holds a Master of Arts degree in Economics and History from the University of Cambridge.

Joe Rose was appointed to the Kofax Board of Directors on April 1, 2009 and is a member of the Audit Committee. From 2003 to the present, Mr. Rose is the founder and president of Rosetta Partners, LLC, a company providing business advisory, executive management and investment support services to information technology, computer software and business process outsourcing companies. Mr. Rose also currently serves as a director of Paperless Transaction Management, Inc., as well as a director of its wholly owned subsidiary, eOriginal, Inc. Mr. Rose holds a Bachelor of Arts degree in Business, Liberal Arts and Architecture from Texas Tech University and a Director Education Program Certificate in Public Board Service from the University of California, Los Angeles’s Anderson School of Management.

Mark Wells was appointed to the Kofax Board of Directors on December 15, 2004. Mr. Wells currently serves as a Non-Executive Director for INVU plc, Romax Technology Limited, Execview Limited, and as a director of Cortexplus Limited. Mr. Wells is also a trustee of the Stoke Poges Parochial Church Council. Mr. Wells holds a Bachelor of Sciences degree in Electronic Engineering from the University of Bath and a Master of Business Administration from Cranfield University.

James A. Urry has been a Partner at Augusta Columbia Capital Group, LLC since May 2011. Prior to that, Mr. Urry was a Partner at Court Square Capital Partners, which was spun off from Citigroup Venture Capital Ltd. in 2007. From 1989 to 2007, Mr. Urry was a Partner at Citigroup Venture Capital Ltd. He currently serves on the Board of Directors of Intersil Corporation, and has previously served on the board of AMIS Holdings a subsidiary of AMI Semiconductor. Mr. Urry holds a Bachelor of Arts degree from Brown University and a Masters of Business Administration from the University of Pennsylvania.

B.	COMPENSATION

Director Compensation

The following table sets forth information concerning the compensation earned during the year ended June 30, 2014 by each of our non-employee directors:

Name	Cash Compensation	Share-Based Compensation
William T. Comfort III*	$69,763	—
Chris Conway*	$80,665	—
Greg Lock*	$221,622	—
Wade W. Loo	$84,079	—
Bruce Powell*	$79,000	—
Joe Rose	$80,000	—
Mark Wells*	$73,098	—
James A. Urry	$30,581	—

*	Cash compensation received was converted from British pounds to U.S. dollars using the exchange rate as of June 30, 2014 of 1.6278.

We do not maintain any service contracts with our directors that provide monetary benefits, such as cash termination payments, upon our directors’ termination of service with us. Pursuant to the new indemnification agreements we plan to enter into with our directors, our directors will be provided with additional protection regarding the scope of the indemnification set forth in our post-offering bye-laws, which will include indemnification against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity.

Executive Officer Compensation and Employment Agreements

The following table sets forth information concerning the cash compensation earned during the fiscal year ended June 30, 2014 by our Chief Executive Officer and Chief Financial Officer:

Name and Principal Position	Salary	Bonus	All Other Compensation(1)	Total
Reynolds C. Bish	$500,000	$482,540	$18,383	$1,000,923
Chief Executive Officer and Director
James Arnold, Jr.	$357,500	$204,356	$18,383	$580,239
Chief Financial Officer and Director

(1)	Includes (i) medical, dental, vision, life insurance and long-term disability coverage benefits of $16,383 and $16,383 for Mr. Bish and Mr. Arnold, respectively, and (ii) $2,000 in defined contribution payments made by Kofax (U.K.) for each of Messrs. Bish and Arnold.

Equity Compensation Plans

Kofax Limited maintains the Kofax Limited 2012 Equity Compensation Plan (the “2012 Plan”). All officers (other than in a non-executive capacity) and employees of the Company and its subsidiaries are eligible to be selected to participate in the 2012 Plan. The 2012 Plan is administered by the Remuneration Committee of the Company (the “Committee”). Under the terms of the 2012 Plan, options (both incentive stock options (within the meaning of Code Section 422) and non-qualified stock options), conditional share awards and other share-based awards may be granted. The right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may, and in the case of members of the executive management team (the “EMT”) will, be subject to such performance requirements as may be determined by the Committee. The maximum level of award (being the aggregate market value of shares subject to the award at the grant date of such award) that can be granted to a participant under the 2012 Plan in any calendar year is limited to 250% of such individual’s base salary (based on the higher of the current year’s base salary or the prior year’s base salary) or 400% of such individual’s base salary in the case of new hires.

The exercise price of a stock option may not be less than the higher of the fair market value of a share at the grant date and the nominal value of a share. Stock options granted to the Company’s executive directors shall be subject to a 3 year minimum vesting period. In respect of awards made to other employees (including members of the EMT other than executive directors of the Company), in the absence of relevant provisions within the award agreement, 25% of the shares subject to an option will vest and become exercisable one year from the grant date, with the balance vesting pro rata over the next three years, 6.25% per three month period, until the option is fully vested and exercisable. The term of an option granted under the 2012 Plan generally will be ten years from the grant date. Unless otherwise provided in an award agreement, or as may be determined by the Committee, upon a participant’s termination of employment the unvested portion of such participant’s options will cease to vest and will be forfeited and the vested portion of such participant’s options shall remain exercisable for a period equal to between 90-365 days (but not in excess of the general term of the option), depending on the reason for such termination of employment.

A conditional share award entitles the participant to receive, upon settlement, one share for each share underlying the portion of the conditional share award that becomes vested. The award agreement will specify when the conditional share award will become vested. In the absence of relevant provisions within the award agreement, a conditional share award will be released upon vesting. Unless otherwise provided in an award agreement, or as may be determined by the Committee, if a participant ceases to be employed or engaged by the Company or its subsidiaries for any reason, a conditional share award that has not been settled will lapse with no further compensation due the participant.

Cash Incentive Plan

Performance bonuses rewards the achievement of key annual financial targets and the delivery of personal and strategic business objectives. Targets are set annually and then assessed on a quarterly basis during the course of the fiscal year. Up to 20% of executive bonuses are paid out in each of the first three quarters of the fiscal year, and 40% in the fourth quarter, provided in each case that actual results equaled or exceeded 75% of the year to date budget for EBITDA or 90% of the year to date budget for total revenue. The full 20% (or 40% in the fourth quarter) is paid, in respect of a quarter, only if the year to date actual results equal or exceed100% of the minimum achievement for both targets. Bonus payments are not pensionable. There is a clawback provision from future payments during the current fiscal year.

Bonuses are capped at 110% of the Executive Director’s target bonus (with the target bonus for the Chief Executive being 110% of salary compensation and for the Chief Financial Officer, 66% of salary), with an incremental 5% of bonus being paid for each 1% of overachievement. At threshold performance 50% of target bonus can be earned (excluding portions tied to personal objectives).

Performance targets will be set by the Committee annually based on a range of financial and personal objectives, including but not limited to, total revenue budget, EBITDA Budget, Personal objectives. The Committee has the discretion to vary the measures, weightings and targets on an annual basis depending on the strategy and focus of the Company and Executive Directors. Specific targets have not been disclosed as these are deemed commercially sensitive because they relate directly to the future plans of the business.

The Executive Directors receive a 401k contribution matching scheme. The Company matches 50% of amount contributed to a 401K plan by Executive Directors up to $2,000 annually.

Employment Agreements

The Company does not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter.

Reynolds C. Bish

We entered into an employment agreement with Reynolds C. Bish, our Chief Executive Officer, in November 2007. Pursuant to Mr. Bish’s employment agreement he is entitled to an annual base salary of $500,000 (subject to review and adjustment by the Board under certain conditions) and an annual incentive bonus of up to $500,000 based on achievement of performance goals as established by the Remuneration Committee. Mr. Bish is also entitled to receive option awards and awards on an annual basis under our LTIP Plan on the basis of 200% of Mr. Bish’s then current base salary and is entitled to receive reimbursement for all reasonable out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company.

Mr. Bish’s employment agreement provides that if he is terminated by the Company for “cause” he is entitled to receive his base salary pro rated to his date of termination. “Cause” is defined to include (i) theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records; (ii) material failure to abide by the Company’s policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) after written notice from the Company of such failure; (iii) unauthorized use, misappropriation, destruction or diversion of any material tangible or intangible assets or corporate opportunity of the Company (including, without limitation, improper use or disclosure of the Company’s confidential or proprietary information); (iv) misconduct which has a material detrimental effect on the Company’s reputation or business; (v) repeated failure or inability (other than due to injury or illness) to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure such failure or inability; or (vi) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude and which impairs Mr. Bish’s ability to perform his duties with the Company.

Mr. Bish’s employment agreement also provides that he is entitled to receive certain payments upon his termination by the Company without cause or upon Mr. Bish’s resignation for “Good Reason”. “Good Reason” is defined as the first to occur of any of the following, without Mr. Bish’s written consent: (i) a material diminution in base salary or target bonus then in effect; (ii) a material diminution in authority, duties or responsibilities, including without limitation, a requirement that Mr. Bish report to a corporate officer rather than directly to the Board or its successor; (iii) a relocation of Mr. Bish’s principal place of employment to a location that increases Mr. Bish’s one-way commute distance by more than thirty miles; or (iv) any other action or inaction by the Company that constitutes a material breach of Mr. Bish’s employment agreement. In the event of such a termination without cause or resignation for “Good Reason” Mr. Bish is entitled to receive: (a) base salary then in effect, pro rated to the date of termination; (b) severance equal to twelve months of base salary then in effect; (c) an amount equal to Mr. Bish’s bonus for the Company’s prior fiscal year ended on or prior to the date of termination or resignation; and (d) payment of COBRA premiums for a period of twelve months or until Mr. Bish is eligible to receive health benefits under another group health insurance plan. Upon such an event, all LTIP awards then held by Mr. Bish shall become vested and shares underlying such awards shall be released.

Mr. Bish’s employment agreement includes a change of control provision that entitles him to certain payments in the event of his termination without “Cause” or resignation for “Good Reason” upon or within 12 months following a “Change of Control” of the Company as defined in the LTIP Plan. Upon such a “Change of Control” Mr. Bish is entitled to receive: (i) base salary then in effect, pro rated to the date of termination; (ii) severance equal to twelve months on base salary then in effect; (iii) an amount equal to Mr. Bish’s bonus for the Company’s prior fiscal year ending on or prior to the date of termination or resignation; (vi) an amount equal to Mr. Bish’s target bonus then in effect; and (v) payment of COBRA premiums for a period of twelve months or until Mr. Bish is eligible to receive health benefits under another group health insurance plan. In the event that Kofax Limited or its successor terminates Mr. Bish’s employment without cause or Mr. Bish terminates his employment for good reason in either case upon or within 12 months following a “Change of Control,” upon such termination, Mr. Bish shall be entitled to at least 100% of the shares awarded to Mr. Bish under the LTIP awards granted during his employment. Such awards will likewise vest in the event an acquirer does not assume the Company’s share option plans.

In addition to the other provisions set forth above, Mr. Bish’s employment agreement provides that under certain conditions he shall receive certain levels of tax gross up payments from the Company with respect to any excise or similar taxes owed by him in respect of benefits received pursuant to the agreement.

Mr. Bish’s employment agreement also includes a nonsoliciation provision that provides that he shall not, during the term of the agreement or for one year after the termination of his employment, separately or in conjunction with others, encourage or cause others to solicit or personally encourage any employees of the Company to terminate or alter their relationships with the Company.

James Arnold, Jr.

We entered into an employment agreement with James Arnold, Jr., our Chief Financial Officer, in April 2010. Pursuant to Mr. Arnold’s employment agreement he is entitled to an annual base salary of $350,000 (subject to review and adjustment by the Board) and an annual incentive bonus based on achievement of performance goals as established by the Remuneration Committee. Mr. Arnold is also entitled to receive awards under our LTIP Plan and to reimbursement for all reasonable out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company.

Mr. Arnold’s employment agreement provides that if he is terminated by the Company for “cause” he is entitled to receive his base salary pro rated to his date of termination. “Cause” is defined to include (i) theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records; (ii) material failure to abide by the Company’s policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) after written notice from the Company of such failure; (iii) unauthorized use, misappropriation, destruction or diversion of any material tangible or intangible assets or corporate opportunity of the Company (including, without limitation, improper use or disclosure of the Company’s confidential or proprietary information); (iv) misconduct which has a material detrimental effect on the Company’s reputation or business; (v) repeated failure or inability (other than due to injury or illness) to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure such failure or inability; or (vi) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude and which impairs Mr. Arnold’s ability to perform his duties with the Company.

Mr. Arnold’s employment agreement also provides that he is entitled to receive certain payments upon his termination by the Company without cause or upon Mr. Arnold’s resignation for “Good Reason”. “Good Reason” is defined as the first to occur of any of the following, without Mr. Arnold’s written consent: (i) a material diminution in base salary or target bonus then in effect; (ii) a material diminution in authority, duties or responsibilities, including without limitation, a requirement that Mr. Arnold report to a corporate officer rather than directly to the Board or its successor; (iii) a relocation of Mr. Arnold’s principal place of employment to a location that increases Mr. Arnold’s one-way commute distance by more than thirty miles; or (iv) any other action or inaction by the Company that constitutes a material breach of Mr. Arnold’s employment agreement. In the event of such a termination without cause or resignation for “Good Reason” Mr. Arnold is entitled to receive: (a) base salary then in effect, pro rated to the date of termination; (b) severance equal to six months of base salary then in effect; (c) an amount equal to Mr. Arnold’s bonus for the Company’s prior fiscal year ending on or prior to the date of termination or resignation; and (d) payment of COBRA premiums for a period of six months or until Mr. Arnold is eligible to receive health benefits under another group health insurance plan. Upon such an event, all LTIP awards then held by Mr. Arnold shall vest in accordance with the vesting schedule included in the LTIP Plan.

Mr. Arnold’s employment agreement includes a change of control provision that entitles him to certain payments in the event of his termination without “Cause” or resignation for “Good Reason” upon or within 12 months following a “Change of Control” of the Company as defined in the LTIP Plan. Upon such a “Change of Control” Mr. Arnold is entitled to receive: (i) base salary then in effect, pro rated to the date of termination; (ii) severance equal to six months of base salary then in effect; (iii) an amount equal to Mr. Arnold’s bonus for the Company’s prior fiscal year ended on or prior to the date of termination or resignation; (vi) an amount equal to Mr. Arnold’s target bonus then in effect; and (v) payment of COBRA premiums for a period of six months or until Mr. Arnold is eligible to receive health benefits under another group health insurance plan. In the event that Kofax Limited or its successor terminates Mr. Arnold’s employment without cause or Mr. Arnold terminates his employment for good reason in either case upon or within 12 months following a “Change of Control,” upon such termination, Mr. Arnold shall be entitled to at least 100% of the shares awarded to Mr. Arnold under the LTIP awards made to him on June 7, 2010.

Subsequent to the end of fiscal year 2014, Jamie Arnold, Chief Financial Officer, gave notice of his intention to resign for personal reasons, when a successor is appointed by the Board and to resign as an employee on or before September 30, 2015.

C.	BOARD PRACTICES

Board of Directors and Standing Committees

In general, under Rule 5615(a)(3) of the NASDAQ Marketplace Rules, foreign private issuers such as our company are permitted to follow home country corporate governance practices instead of certain provisions of the NASDAQ Marketplace Rules without having to seek individual exemptions from NASDAQ. A foreign private issuer making its initial public offering or first U.S. listing on NASDAQ that follows a home country practice instead of any such provisions of the NASDAQ Marketplace Rules must disclose in its registration statement or on its website each requirement of the NASDAQ Marketplace Rules that it does not follow and describe the home country practice its follows in lieu of such requirements.

The requirements of the NASDAQ Marketplace Rules with which we do not intend to comply and the corporate governance practices that we follow in lieu thereof are described below:

NASDAQ Marketplace Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its bye-laws, which provide that, for so long as the Company’s common shares are listed on the Official List of the Financial Services Authority in the UK (the “Official List”) and admitted to trading on the main market of the London Stock Exchange, a quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy entitled to vote at the meeting.

NASDAQ Market Place Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under Rule 5635(c), plans that do not contain a formula and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan.

Composition and Operation of the Board of Directors; Terms of Directors

Our bye-laws provide that our Board of Directors shall consist of not less than three and not more than ten directors as determined by resolution of the Board of Directors from time to time. Our Board of Directors currently consists of ten directors who shall stand for election at each annual general meeting. The Board of Directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The Board of Directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Director Independence

Considering the guidance for determining independence as set out in the UK Corporate Governance Code, the Board of Directors considers that Messrs. Conway, Lock, Powell, Rose, Wells and Loo were independent throughout the fiscal year ended June 30, 2014. The Board of Directors also considers Mr. Comfort to be independent in character and in judgment, but is unable to determine him to be independent according to the UK Corporate Governance Code definition based upon his relationship with a significant shareholder.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers that provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our bye-laws. Pursuant to these agreements, we agree to indemnify each such person (to the fullest extent permitted by Bermuda law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we are not obligated to indemnify our directors or executive officers under these agreements if:

•	indemnification is prohibited by our bye-laws or applicable law;

•	the action initiated by the person is not authorized by our Board of Directors; or

•	a court determines that the person did not act in good faith and in a manner that such officer or director reasonably believed to be in or not opposed to the best interests of the company.

Meetings of Non-Executive Directors

Our independent directors meet in regularly scheduled sessions at which only independent directors are present.

Committees of our Board of Directors

Our Board of Directors has a separately designated standing Audit Committee, Remuneration Committee and Nominating Committee. Each committee has a written charter that has been approved by the Board of Directors.

The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nominating Committee
William T. Comfort III			Member
Chris Conway	Member	Chairman	Member
Greg Lock			Chairman
Wade W. Loo	Chairman		Member
Bruce Powell*	Member		Member
Joe Rose	Member	Member	Member
Mark Wells	Member	Member	Member
James A. Urry			Member

*	Bruce Powell, has notified the Board of his intention to not stand for re-election at the November 10, 2014 Annual General Meeting.

Audit Committee

Our Audit Committee consists of Messrs. Loo (Chairman), Conway, Powell, Rose and Wells. The Board of Directors has determined that each member of the Audit Committee satisfies the independence requirements of NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act, and meets the requirements for financial literacy under the requirements under NASDAQ rules and SEC rules and regulations. The Board of Directors has determined that Mr. Loo qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.

Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, whistleblowing procedures and oversee the audit process. The Audit Committee’s primary duties and responsibilities are to:

•	monitor the integrity of the Company’s financial statements, annual and half-yearly reports, interim management statements, preliminary results announcements or other announcements of financial performance;

•	review significant financial reporting issues and judgments they contain, significant financial returns to regulators and any financial information contained in documents published by the Company;

•	review and present recommendations to the Board of Directors regarding approval of any financial statements to be made (including the Company’s annual accounts) or financial information to be disclosed by the Company, in particular considering:

•	whether published accounting standards, legal and regulatory requirements and generally accepted best practice has been followed, appropriate estimates and judgments have been made, and the views of the external auditor have been taken into account; and

•	changes in accounting policies and practices, and the reasons for and effects of those changes;

•	review and challenge where necessary the methods used to account for significant or unusual transactions where different approaches were possible;

•	review the adequacy and effectiveness of the Company’s code of business conduct and ethics, internal controls and risk management processes; and

•	review the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

In relation to the Company’s external auditor, the Audit Committee, among other things:

•	recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement. If the Board of Directors does not accept the Audit Committee’s recommendation, the Audit Committee will publish in the Company’s annual report, and in any documents recommending appointment or re-appointment, a statement explaining the recommendation and why the Board of Directors has taken a different position;

•	considers and keeps under review, the external auditor’s independence, objectivity and effectiveness;

•	reviews and monitors the effectiveness of the audit process, considering relevant professional and regulatory requirements;

•	develops and implements policy on the engagement of the external auditor to provide non-audit services; and

•	approves the external auditors’ annual proposals regarding the level of audit fees and the nature and scope of proposed audit coverage.

In relation to the Company’s internal audit function, the Audit Committee, among other things:

•	monitors and reviews the effectiveness of the company’s internal audit function in the context of the overall risk management system;

•	approves the appointment and removal of the head of the internal audit function;

•	considers and approves the remit of the internal audit function and ensures it has adequate resources and appropriate access to information to enable it to perform its function effectively and in accordance with the relevant professional standards. The Audit Committee also ensures the function has adequate standing and is free from management or other restrictions;

•	reviews, assesses and approves the annual internal audit plan and any changes thereto;

•	reviews promptly all reports on the Company from the internal auditor(s); and

•	reviews and monitor management’s responsiveness to the findings and recommendations of the internal auditor.

The Audit Committee is authorized to obtain, at the Company’s expense, reasonable outside legal or other independent professional advice on any matters within the scope of its responsibilities.

Remuneration Committee

The Board of Directors has determined that each member of the Remuneration Committee satisfies the independence requirements of NASDAQ Stock Market Rule 5605(a)(2).

Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Messrs. Conway (Chairman), Rose and Wells.

Under the terms of the Remuneration Committee’s charter, its primary duties and responsibilities are to:

•	determine, subject to ratification by the Board of Directors, the framework or broad policy for the remuneration for the executives of the Company;

•	at least annually, review the entire individual remuneration packages for each member of the executive management team of the Company with particular regard to:

•	the composition of the total remuneration package as between salary, bonus, pension, share options and other benefits (including targets for any performance-related pay schemes);

•	where the Company aims to stand in relation to similar companies in its industry sector;

•	the need to provide the executive directors and executive management team members with every encouragement to enhance the Company’s performance and to ensure that these individuals are fairly, but responsibly, rewarded for their individual contributions;

•	the fairness, to both the Company and the relevant executive management team members, of the contractual terms on termination, and any payments made of their remuneration;

•	the compensation commitments in the event of early termination of employment of an executive management team member; and

•	the relationship between the remuneration of executive team members and that of other employees.

•	advise on and oversee all and any major changes in employee benefit structures of the Company;

•	approve the design of and determine targets for any performance-related pay schemes operated by the Company, and approve the total annual payments made by the Company under such schemes; and

•	determine, upon shareholder approval if appropriate, how the Company’s stock option, Long Term Incentive plans and cash incentive compensation plan should be operated, and oversee the grant of options and/or allocation of shares to each executive director, executive management team member or other eligible participant within the Company.

The Remuneration Committee has the power, at the Company’s expense, to employ the services of such advisers and/or consultants and the power to commission or purchase any relevant reports, surveys or information as the Remuneration Committee deems necessary to fulfill its responsibilities.

Nominating Committee

Our Nominating Committee consists of Messrs. Lock (Chairman), Comfort, Conway, Powell, Rose and Wells. The Nominating Committee keeps under review the structure, size and composition of the Board of Directors; proposes to the Board of Directors suitable candidates for appointment as directors of the Company; and considers Board of Directors succession plans.

Under the terms of the Nominating Committee’s charter, its primary duties and responsibilities are to:

•	regularly review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position and make recommendations to the Board of Directors with regard to any changes;

•	give full consideration to succession planning for directors and other senior executives in the course of its work, taking into account the challenges and opportunities facing the Company, and what skills and expertise are therefore needed on the Board of Directors in the future;

•	identify and nominate, for the approval of the Board of Directors, candidates to fill board vacancies as and when they arise;

•	evaluate the balance of skills, knowledge and experience then currently on the Board of Directors, and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment to the Board of Directors;

•	review the leadership needs of the Company, with a view to ensuring the continued ability of the Company to compete effectively in the marketplace;

•	review annually the time required for non-executive directors to perform their duties. Performance evaluation should be used to assess whether the non-executive directors are spending enough time to fulfill their duties; and

•	ensure that on appointment of a non-executive director to the Board, of Directors that non-executive director receives a formal letter of appointment setting out clearly what is expected of them, including, but not limited to, time commitment, committee service and involvement outside board meetings.

Committee Charters and Other Corporate Governance Materials

The Board of Directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nominating Committee.

The UK Corporate Governance Code

The UK Corporate Governance Code is the key source of corporate governance recommendations for fully-listed companies in the U.K. The UK Corporate Governance Code consists of principles of good governance, most of which have their own set of more detailed provisions which, in most cases, amplify the principles. The principles deal with the following areas: directors, directors’ remuneration, accountability and audit, relations with shareholders and institutional investors. A copy of the UK Corporate Governance Code is available from the website of the Financial Reporting Council at http://www.frc.org.uk/getattachment/b0832de2-5c94-48c0-b771-ebb249fe1fec/The-UK-Corporate-Governance-Code.aspx. We do not incorporate the information available on the website of the Financial Reporting Council into this report and you should not consider any such information on, or that can be accessed through, such website as part of this report.

Code of Ethics

We have made our amended Code of Ethics publicly available by posting the full text on our Web site under http://investor.kofax.com/corporate-governance.cfm . We do not incorporate the information on our website into this report and you should not consider any such information that can be accessed through our website as part of this report. Any amendments or waivers from the provisions of the code of conduct for our executive officers or directors will be made only after approval by a committee consisting of a majority of our independent directors and will be disclosed on our corporate website promptly following the date of such amendment or waiver.

D.	EMPLOYEES

As of June 30, 2014 we had 1,381 employees in 32 countries. The following is our employees by function and geography:

	Fiscal Year Ended June 30,
	2014	2013	2012
Research and development	447	360	313
Sales and marketing	423	376	375
Professional and technical service	317	323	323
General and administrative	194	189	188

Total employees	1,381	1,248	1,199

	Fiscal Year Ended June 30,
	2014	2013	2012
Americas	575	494	479
EMEA	527	500	487
Asia Pacific	279	254	233

Total employees	1,381	1,248	1,199

Our goal is to attract and retain highly qualified and motivated personnel. We also often employ independent contractors to support their efforts. None of our employees or contractors are subject to a collective bargaining agreement, however, some of our employees located in European offices are members of a work council that entitles them to certain rights as a matter of law. We consider our employee relations to be good and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in Item 6. Directors, Senior Management and Employees – Compensation Report” is disclosed in “Item 7. Major Shareholders and Related-Party Transactions – Major Shareholders.”

SHARE-BASED COMPENSATION PLANS

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directors, Senior Management and Employees – Equity Compensation Plans” and Note (24) to our Consolidated Financial Statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to Kofax as of August 15, 2014 of: (i) each person or group known by Kofax to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to Kofax by such persons. The percent of common shares held is based on 92,149,220 common shares of outstanding as of June 30, 2014. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o Kofax Limited, 15211 Laguna Canyon Road, Irvine, CA 92618. During fiscal 2014, Aberforth Partners reduced its holdings from 8.1 million shares as of June 30, 2013 to 1.8 million shares as of June 30, 2014. RGM Capital increased its holding during fiscal 2014 from 3.8 million shares as of June 30, 2013 to 7.8 million shares as of June 30, 2014. There was, as far as we are aware, no significant change in the percentage ownership held by any major shareholder during the past three years, apart from the aforementioned changes in ownership. None of the major shareholders have special voting rights.

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

	Common Shares Beneficially Owned
	Number	% of Outstanding
Major Shareholder
William T. Comfort III, collectively(1)	5,928,790	6.43%
James Urry, collectively(2)	2,705,609	2.94%
Directors and Executive Officers:
Executive Board Members as a group (2 persons)	451,150	0.52%
Supervisory Board Members as a group (8 persons)	10,110,879	10.97%
Options and LTIPS that are vested and exercisable within 60 days of August 15, 2014, held by executive Board Members(3)	2,729,875	2.227%
Executive Board Members, employees, and Supervisory Board Members as a group (10 persons)	13,291,904	14.47%
RGM Capital	7,803,500	8.92%
Natasha Foundation	7,671,255	8.33%
Praesidium Investment Management	4,623,886	5.28%

(1)	Represents 2,705,609 shares beneficially owned by James Urry, including 431,320 shares held by trusts. The foregoing does not include (x) 7,671,255 shares held by The Natasha Foundation of which Mr. Urry is one of three directors, (y) 2,515,657 shares held by The NPC Foundation of which Mr. Urry is one of three directors and (z) 7,585,677 shares held by parties related to Mr. Urry and Mr. Comfort which Messrs. Urry and Comfort have no voting or dispositive power over and from which Messrs. Urry and Comfort receive no economic benefit.
(2)	Represents 5,928,790 shares beneficially owned by William T. Comfort III, including 4,821,926 shares held by The 65 BR Trust. Mr. Comfort maintains voting and dispositive power over the shares directly held by The 65 BR Trust. The foregoing does not include (x) 7,671,255 shares held by The Natasha Foundation of which Mr. Comfort is one of three directors, (y) 2,515,657 shares held by The NPC Foundation of which Mr. Comfort is one of three directors and (z) 7,585,677 shares held by parties related to Mr. Comfort and Mr. Urry which Messrs. Comfort and Urry have no voting or dispositive power over and from which Messrs. Comfort and Urry receive no economic benefit.
(3)	Includes 1,496,875 shares Reynolds Bish has the right to acquire from us within 60 days of June 30, 2014 pursuant to the exercise of stock options and 733,000 shares underlying outstanding awards under the LTIP Plan and includes 300,000 shares Mr. Arnold has the right to acquire from us within 60 days of June 30, 2014 pursuant to the exercise of stock options and 200,000 shares underlying outstanding awards under the LTIP Plan.

U.S. Resident Shareholders of Record

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of June 30, 2014, we had 45.0 million common shares, representing approximately 48.8% of total voting power.

B.	RELATED PARTY TRANSACTIONS

Transactions with Related Companies

From time to time in the ordinary course of our business we contract for services from companies in which certain of our executive officers or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Agreements with Directors and Officers

For information regarding agreements between us and certain of our executive officers and directors, see “Management—Executive Officer Compensation and Employment Agreements” and “Management—Indemnification Agreements” above.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL INFORMATION

See “Item 18. Financial Statements” and pages F-1 through F-53

B.	SIGNIFICANT CHANGES

Business Combinations

On July 31, 2013, Kofax acquired 100% of the shares of Kapow Technologies Holdings, Inc., a company incorporated in the United States, specializing in data integration software. Kapow’s software will assist in Kofax’s ability to integrate smart process applications with third-party software for content import and export purposes as well as data validation during a business process. In addition, it will assist in penetrating the emerging electronic content transformation segment of the multichannel capture market, and is highly complementary to the recent acquisition of Altosoft’s business intelligence and analytics products.

ITEM 9.	THE OFFER AND LISTING

A.	THE OFFER AND LISTING

Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The following table lists the high and low sales prices and the average daily trading volume of the Company’s common shares listed on the London Stock Exchange and NASDAQ for the last six months; the last eight fiscal quarters; and the last five fiscal years. High and low sales prices and the average daily trading volume has been provided for ordinary shares listed on NASDAQ for periods subsequent to the Company’s initial public offering effective December 5, 2013. Prices indicated below include interdealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in pence and U.S. dollars using the exchange rate on the applicable trading date on the London Stock Exchange and all prices are quoted in U.S. dollars on the applicable trading date on the NASDAQ.

	London Stock Exchange (KFX.L)					NASDAQ (KFX)*
	Pence		U.S. Dollars		Average Daily Trading Volume	U.S. Dollars		Average Daily Trading Volume
Period	High	Low	High	Low		High	Low
Monthly
August 31, 2014	484.50	416.18	8.13	7.01	21,746	8.07	7.14	186,505
July 31, 2014	500.00	380.20	8.53	6.52	158,030	8.62	6.55	547,050
June 30, 2014	547.50	472.25	9.30	7.91	93,769	9.41	8.07	1,093,485
May 31, 2014	483.25	380.00	8.08	6.41	117,619	8.25	6.41	366,988
April 30, 2014	536.70	440.25	8.92	7.40	41,741	9.03	7.42	343,308
March 31, 2014	534.50	460.50	8.89	7.62	93,819	9.06	7.69	323,582
Quarterly
June 30, 2014	547.50	380.00	9.30	6.41	84,232	9.41	6.41	601,261
March 31, 2014	534.50	407.14	8.89	6.73	88,741	9.06	6.64	284,229
December31, 2014	442.53	329.50	7.24	5.34	72,672	8.50	6.50	223,170
September 30, 2013	388.00	320.58	6.23	4.78	64,233	—	—	—
June 30, 2013	341.00	295.75	5.22	4.55	67,604	—	—	—
March 31, 2013	330.00	260.00	5.19	4.03	173,684	—	—	—
December 31, 2012	309.50	270.00	4.99	4.32	85,121	—	—	—
September 30, 2012	307.75	248.25	5.00	3.48	159,804	—	—	—
Yearly
June 30, 2014	547.50	320.58	9.30	4.78	77,357	9.41	6.41	417,144
June 30, 2013	341.00	248.25	5.22	3.84	121,064	—	—	—
June 30, 2012	503.00	215.50	8.04	3.44	251,462	—	—	—
June 30, 2011	536.00	230.00	8.62	3.51	201,248	—	—	—
June 30, 2010	270.00	129.00	4.01	2.09	142,731	—	—	—

*	Data includes trading data subsequent to the Company’s initial public offering, effective December 5, 2013

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF INCORPORATION

A copy of our memorandum and articles of association and bye-laws are attached as Exhibit 3.1 and 3.2, respectively, to this Annual Report. The information called for by this Item has been reported previously in our Registration Statement on Form F-1 (File No. 333-191554), filed with the SEC on October 3, 2013, as amended, under the heading “Description of Share Capital,” and is incorporated by reference into this Annual Report.

C.	MATERIAL CONTRACTS

In addition to our financing agreements listed under Item 5, we have entered into the following material contracts since January 1, 2012:

•	Kofax plc 2012 Equity Incentive Plan. On November 6, 2012, we adopted the Kofax plc 2012 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the material terms of the plan. A copy of the plan is included as Exhibit 4.5 to this Annual Report and a copy of the Form of Award Letter under the plan is included as Exhibit 4.6 to this Annual Report;

•	Letter Agreement, dated as of June 29, 2012, between Kofax plc and Howard Dratler. We entered into an employment agreement with Mr. Dratler upon his hiring. A copy of this employment agreement is included as Exhibit 4.9 to this Annual Report;

•	Appointment Letter, dated as February 4, 2014, by and between Kofax Limited and James A. Urry. We entered into a director appointment letter with James A. Urry upon his appointment to our board of director. A copy of this director appointment letter is included as Exhibit 4.20 to this Annual Report;

•	Form of Director Indemnification Agreement. In connection with our initial public offering, we entered into indemnification agreements with our directors. A copy of the form of the agreement is included as Exhibit 4.21 to this Annual Report;

•	Kofax Limited Cash Incentive Plan. On November 5, 2013, we adopted the Kofax Limited Cash Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the material terms of the plan. A copy of the plan is included as Exhibit 4.22 to this Annual Report;

•	Letter Agreement, dated as of September 17, 2013, by and between Kofax plc and Grant Johnson. We entered into an employment agreement with Mr. Johnson upon his hiring. A copy of this employment agreement is included as Exhibit 4.23 to this Annual Report; and

•	First Amendment to Credit Agreement, dated as of October 14, 2013, by and among Kofax, Inc., Kofax Holding AG, Kofax plc, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. On October 14, 2013, we amended and extended our existing revolving credit facility. A copy of this agreement is included as Exhibit 4.24 to this Annual Report.

D.	EXCHANGE CONTROLS

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends and/or distributions to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for exchange control purposes for the issue and free transferability of all of the common shares to and between persons resident and non-resident of Bermuda, provided our shares remain listed on an appointed stock exchange, which includes the NASDAQ. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this report.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

E.	TAXATION

The statements below do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment.

Bermuda Taxation Consequences

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

United Kingdom Taxation Consequences

The following information is based upon the law and practice currently in force in the United Kingdom. The comments are of a general nature only, are not a full description of all relevant tax considerations and may not apply to persons who do not hold their shares as investments. Any person who is in any doubt as to his tax position should consult a professional adviser concerning his tax position in respect of the acquisition, holding or disposal of common shares. Shareholders who are resident for tax purposes in a country other than the United Kingdom should consult their own adviser as to the tax consequence of the acquisition, holding or disposal of common shares.

Although the Company is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of the Company should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that the Company will be respected as United Kingdom resident for tax purposes. The following information is based on the Company being tax resident in the United Kingdom and upon the law and practice currently in force in the United Kingdom.

Taxation of Income

The tax treatment in relation to dividends paid by the Company should be as set out below. Individual shareholders resident for tax purposes in the United Kingdom should generally be entitled to a tax credit in respect of any dividend received equal to one-ninth of the amount of the dividend. Such an individual shareholder’s liability to United Kingdom income tax is calculated on the sum of the dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the individual’s income and which will be subject to United Kingdom income tax at the rates described below. The tax credit is equal to 10% of the gross dividend. The tax credit will be available to offset such shareholder’s liability (if any) to income tax on the dividend.

Individual shareholders resident for tax purposes in the United Kingdom liable to tax at the lower or basic rate will be liable to tax on dividend income received at the rate of 10%. This means that the tax credit will satisfy the income tax liability of a United Kingdom resident individual shareholder liable to pay income tax at the lower or basic rate.

The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the higher rate will be 32.5%. After taking into account the 10% tax credit, a higher rate taxpayer will be liable to additional income tax of 22.5% of the gross dividend. The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the 45% rate will be 37.5%. After taking into account the 10% tax credit, a 45% rate taxpayer will be liable to additional income tax of approximately 27.5% of the gross dividend.

With limited exceptions individual shareholders who are resident for tax purposes in the United Kingdom cannot claim payment of the tax credit from HM Revenue & Customs. A corporate shareholder resident for tax purposes in the United Kingdom will not normally be liable to corporation tax on any dividend received.

Individual shareholders who are resident for tax purposes in countries other than the United Kingdom but who are Commonwealth citizens, nationals of states which are part of the European Economic Area, residents of the Isle of Man or the Channel Islands or certain other persons are entitled to a tax credit which they may set off against their total United Kingdom income tax liability. Such shareholders will generally not be able to claim repayment of the tax credit from HM Revenue and Customs. The right of other non-resident individual shareholders to claim payment from HM Revenue & Customs in respect of part of the tax credit attaching to the dividends to which they are entitled will depend on the provisions of any relevant double tax treaty. Such shareholders will not, generally, be entitled to receive any payment. Shareholders who are resident for tax purposes in countries other than the United Kingdom should consult their own tax advisers concerning their tax liabilities on dividends received.

There is no requirement on the Company to withhold tax payable in relation to dividend income.

Taxation of Capital Gains

An individual shareholder who is either resident or ordinarily resident in the United Kingdom (whether or not domiciled there) may be liable to capital gains tax on any disposal of their common shares in the Company. The rate applicable will be 18% or 28% depending on the individual’s total taxable income and gains and subject to certain reliefs or exemptions.

A United Kingdom corporate shareholder may be liable to corporation tax on chargeable gains on any disposal of its common shares in the Company. The rate applicable will be the corporate shareholder’s highest marginal rate of taxation.

A shareholder who is not resident (nor in the case of an individual ordinarily resident) in the United Kingdom, will not normally be liable to United Kingdom tax on capital gains on any disposal of common shares in the Company unless the shareholder carried on a trade, profession or vocation in the United Kingdom through a branch or agency and the common shares are, or have been used, held or acquired for the purpose of such trade, profession or vocation, branch or agency.

Individual Savings Accounts

Shares in the Company may be eligible to be held in an ISA subject to the personal circumstances of the shareholder. Any shareholder wishing to hold their shares in this way is recommended to seek independent advice.

Stamp Duty and SDRT

The following comments are intended as a guide to the general United Kingdom stamp duty and stamp duty reserve tax (“SDRT”) position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, to whom special rules apply. These comments apply irrespective of the tax residence or domicile of the investor.

No United Kingdom stamp duty or SDRT will be payable on the issue of new common shares. No United Kingdom stamp duty or SDRT will be payable on the transfer of new common shares provided that any instrument of transfer is not executed in the United Kingdom, is retained outside the United Kingdom and does not relate to any property situated or to any matter or thing done or to be done, in the United Kingdom.

United States Taxation Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares and is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of U.S. Federal income tax law. This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), the U.S. Treasury regulations promulgated thereunder (including proposed and temporary regulations), published administrative rulings, the income tax treaty between the United States and the United Kingdom, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (IRS) will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below. This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax consequences that may be relevant with respect to an investment in common shares.

This summary does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding common shares through such entities; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the U.S.; persons subject to the alternative minimum tax; persons holding common shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar.

We urge you to consult your own tax advisors regarding your particular circumstances and the U.S. federal income, estate and gift tax consequences to you of owning and disposing of common shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is any of the following:

•	a U.S. citizen or resident of the United States (as determined for U.S. federal income tax purposes);

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder

Tax Residency of the Company

As described above under “—United Kingdom Taxation Consequences” although we are organized under the laws of Bermuda, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. A change in our tax residency could have an effect on our cash flow but is not expected to have an effect on the tax consequences described below.

Taxation of U.S. Holders

Distributions on Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, other than certain pro rata distributions of our common shares or rights with respect to our common shares, you must include the distribution in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. The amount of any non-U.S. taxes withheld from a distribution, if any, would also be required to be included in gross income by you, however as discussed above under “—Bermuda Taxation Consequences” and “—United Kingdom Taxation Consequences—Taxation of Income,” we do not expect to be required to withhold taxes on any such distributions. Dividends paid by us are not expected to be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations.

Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will constitute “qualified dividend income” (“QDI”), subject to tax at preferential rates provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S or we are eligible for benefits of a comprehensive income tax treaty with the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect to be eligible for benefits under the U.S.-U.K. Treaty, which qualifies as a comprehensive income tax treaty with the U.S for these purposes. Furthermore, and in the event that we would not be eligible for such treaty, we expect our common shares will be readily tradable on an established securities market in the U.S. as a result of being listed on the NASDAQ. To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, upon election, may alternatively be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year. Dividends received with respect to our common shares should generally be treated as foreign source income. For purpose of the U.S. foreign tax credit limitation, dividends received with respect to our common shares should generally constitute “passive category income” for most U.S. Holders. However, we do not expect to be required to withhold taxes on distributions as discussed above under “—Bermuda Taxation Consequences” and “—United Kingdom Taxation Consequences—Taxation of Income.” The rules governing foreign tax credits are complex and each U.S. Holder is urged to consult its independent tax advisors regarding the availability of foreign tax credits under its particular circumstances.

Dispositions of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss realized on the sale or other taxable disposition of common shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common shares. Your tax basis in a common share will generally be its U.S. dollar cost. Any such gain or loss will be long-term capital gain or loss if you have held our common shares for more than one year. However, regardless of your actual holding period, any loss may be long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate for QDI (as discussed above in “—Distributions on Common Shares”) and exceeds 10% of your basis in the shares. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

Medicare Tax

U.S. Holders that are individuals, trusts or estates whose income exceeds certain thresholds will be subject to an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains).

Passive Foreign Investment Company

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company,” or PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income for the taxable year is “passive income”; or

•	at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

Based on current estimates of our gross income, gross assets and the nature of our business, we do not expect that we should be treated as a PFIC for our current taxable year or the foreseeable future. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our common shares may also result in our becoming a PFIC. In addition, the composition of income and assets will be affected by our spending schedule for our cash balances.

If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. Holder may be subject to special adverse tax rules with respect to (i) “excess distributions” received on ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our common shares. A U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over the U.S. Holder’s holding period for our common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a U.S. Holder’s common shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. Holder’s holding period for its common shares, even if we are not currently a PFIC.

Dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

If we are treated as a PFIC, and you elect to treat us as “qualified electing fund,” or QEF, you generally will not be subject to the PFIC rules discussed above. However, this option will generally not be available to U.S. Holders because we currently do not intend to prepare or provide the information necessary under the current PFIC rules for U.S. Holders to make such election.

If we are treated as a PFIC, the foregoing PFIC rules can also be avoided by a U.S. Holder that makes a “mark to market” election. U.S. Holders may make a mark-to-market election only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on The NASDAQ Global Select Market and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded. If you make a mark-to-market election, you will include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over your adjusted basis in your common shares. Similarly, any gain realized on the sale, exchange or other disposition of your common shares will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) or long-term capital gains. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the common shares will be adjusted to reflect any such income or loss amounts.

If we are a PFIC in any year with respect to you, you will generally be required to file IRS Form 8621. In the event a U.S. Holder does not file Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our common shares, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following types of assets that are held outside of a financial institution: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the common shares.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements will generally apply to certain payments to U.S. Holders of dividends on common shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. Holder (1) is an exempt payee, or (2) provides the U.S. Holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of our common shares will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder of common shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder, provided the required information is timely furnished to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. Holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This report as well as some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, information about us is available at our Web site: www.kofax.com.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. Cash and cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Our cash and cash equivalents within the United States are placed primarily with high credit-quality financial institutions, which are members of the federal deposit insurance corporation (“FDIC”). Since entering into our revolving credit facility in August 2011 with Bank of America, we have migrated most of our cash held in the United States to Bank of America, and we are in the process of migrating our cash held outside of the United States to Bank of America as well. With regards to the cash held outside of the United States that has not yet been migrated to Bank of America, that cash is held across a large number of our non-United States subsidiaries, at a number of financial institutions, with the majority of those balances being in euro, and balances in other currencies being individually smaller, and we have performed a risk assessment of those financial institutions that hold relatively larger proportions of our cash located outside of the United States, including analysis of their credit quality rating with no action item resulting. Short-term investments relate primarily to short-term investment funds, and have not historically been significant, as the market value and cost basis have not been materially different.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. Historically, we have not recorded material losses due to customers’ nonpayment. As of June 30, 2014, 2013 and 2012, no customer individually accounted for 10% or more of our accounts receivable. No customer individually accounted for more than 10% of our revenue during fiscal 2014 fiscal 2013, or fiscal 2012.

Foreign Currency

Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration. See Note 20 “Financial Instruments—Risk Management” in the notes to the accompanying audited consolidated financial statements of Kofax Limited for further information, which provides discussion and sensitivity analysis regarding foreign currency exchange rates risk related to financial instruments including intercompany trade balances and cash balances denominated in currencies other than the U.S. dollar.

We have global operations, and accordingly, we are subject to risks associated with fluctuations in foreign currencies with regard to our operations. Our subsidiaries mainly conduct business with third-parties in each subsidiary’s own functional currency, and so our risk of exchange rate fluctuations from foreign currency denominated third-party accounts receivables or accounts payable from ongoing operations is not significant.

A relatively large portion of our transactions are denominated in one of: the British pound, the euro or the Swiss franc. The results of operations that we report in our consolidated income statement will vary based on the relative movements of foreign currency exchange rates. In fiscal 2014, approximately 58%, 21%, 11% and 4% of our revenue were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively; in fiscal 2013, approximately 53%, 20%, 13% and 5% of our expenses were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively, and in fiscal 2012, approximately 53%, 17%, 17% and 5% of our expenses were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively. As we have a larger amount of our euro-denominated transactions associated with revenue, any devaluation of the euro relative to the U.S. dollar would adversely affect our results of operations reported in U.S. dollars. As the transactions in British pounds are primarily expenses, a decline of the U.S.

dollar relative to the British pound would negatively impact our results of operations reported in U.S. dollars. Transactions denominated in the Swiss franc, as well as other currencies not discussed above, maintain a relatively equal proportion of revenue and expense.

The following table presents the exchange rates used by us when translating our historical financial statements in this report:

	Fiscal Year Ended
	June 30, 2014	June 30, 2013	June 30, 2012
British pound to U.S. dollar	1.6927	1.5466	1.5826
Euro to U.S. dollar	1.3602	1.3191	1.3359
Swiss franc to U.S. dollar	1.1169	1.0700	1.1125

		As of
		June 30, 2014	June 30, 2013
British pound to U.S. dollar		1.7108	1.5210
Euro to U.S. dollar		1.3692	1.3008
Swiss franc to U.S. dollar		1.1275	1.0575

Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. These contracts may or may not be designated as cash flow hedges for accounting purposes. At June 30, 2014 and 2013, we had forward exchange contracts related to a portion of cash balances held in currencies other than the U.S. dollar, with total notional values of $9.9 million and $0.9 million, respectively. These contracts mature within the next twelve months. During fiscal 2014 we recorded $0.6 million in losses and during fiscal 2013 we recorded $0.1 million of gains related to forward exchange contracts.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our cash and cash equivalents and short-term investments. At June 30, 2014, we held approximately $89.6 million of cash and cash equivalents, and short-term investments, primarily consisting of cash and money-market funds. Due to the low current market yields and the short-term nature of our investments, a hypothetical change in market rates of one percentage point would not have a material effect on the fair value of our portfolio or results of operations.

See Note 20 “Financial Instruments—Risk Management” in the notes to the accompanying audited consolidated financial statements of Kofax Limited for further information over our quantitative and qualitative disclosures about market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFIATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number 333-191554) for our initial public offering of 2,300,000 common shares, which registration statement was declared effective by the SEC on December 5, 2013. We issued and sold all common shares at an initial offering price of $5.85 per share. Craig-Hallum Capital Group was the managing underwriter for our initial public offering.

For the period from the effective date to June 30, 2014, we used net proceeds from our initial public offering for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2014. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because ofsimple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Wade W. Loo is an “audit committee financial expert,” as defined by the regulations of the Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act and meeting the requirements of Item 16A. He is “independent,” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act

ITEM 16B.	CODE OF ETHICS

In 2012, Kofax adopted a Code of Ethics that applies to all employees (including all personnel in the accounting and controlling departments), managers and the members of Kofax’s Executive Board (including our CEOs and CFO). Our Code of Ethics constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. Our Code of Ethics sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, and avoiding anti-competitive practices. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company challenging. As a result, Kofax has set forth a master code containing minimum standards. Kofax amended its Code of Ethics to address certain changes in bribery laws, and to update the intellectual property and non-retaliation provisions. We have made our amended Code of Ethics publicly available by posting the full text on our Web site under property and non-retaliation provisions. We have made our amended Code of Ethics publicly available by posting the full text on our Web site under http://investor.kofax.com/corporate-governance.cfm

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit Related Fees, Tax Fees And All Other Fees

Refer to Note 6 Operating Costs and Expenses to our Consolidated Financial Statements for information on fees paid to our independent registered public accounting firm, Ernst and Young, for audit services and other professional services.

Audit Committee’s Pre-Approval Policies And Procedures

At the June 19, 2014 Audit Committee meeting, the Audit Committee adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out information concerning repurchases of our ordinary shares, which we mainly use to serve our Long-Term Incentive Plans, Stock Option Plans and other such plans. The maximum number of shares that may yet be purchased under these plans and programs as of June 30, 2014 was 2,754,013.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share*	(c)Total Number of Shares Purchased as Part of Publically Announced Plans and Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under these Plans and Programs
July 7/1/13 – 7/30/13	—	—	—	—
August 8/1/13 – 8/31/13	—	—	—	—
September 9/1/13 – 9/30/13	—	—	—	—
October 10/1/13 – 10/31/13	—	—	—	—
November 11/1/13 – 11/30/13	325,000	$5.87
December 12/1/13 – 12/31/13	—	—	—	—
January 1/1/14 – 1/31/14	—	—	—	—
February 2/1/14 – 2/28/14	—	—	—	—
March 3/1/14 – 3/31/14	—	—	—	—
April 4/1/14 – 4/30/14	—	—	—	—
May 5/1/14 – 5/31/14	300,000	$7.52	—	—
June 6/1/14 – 6/30/14	100,000	$8.01	—	—

Total	725,000	$6.85	—	—

*	denominated in United States dollar, translated at the mid-market rate for the pound expressed as U.S. dollars per £1.00 on the date of grant

Purchases between July 1, 2013 and June 30, 2014 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on November 5, 2013, pursuant to which the Executive Board was authorized to acquire, on or before the date of the Annual General Meeting, up to $2.7 million shares of Kofax. The authorization from November 5, 2013 replaced the authorization from November 6, 2012.

Both authorizations were subject to the provision that the shares to be purchased, together with any other shares already acquired and held by Kofax, do not account for more than 10% of Kofax’s capital stock.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and we may follow certain home country corporate governance practices instead of the corporate governance requirements of the NASDAQ. NASDAQ Marketplace Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its bye-laws, which provide that, for so long as the Company’s common shares are listed on the Official List of the Financial Services Authority in the United Kingdom (the “Official List”) and admitted to trading on the main market of the London Stock Exchange, a quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy entitled to vote at the meeting. Other than the foregoing, we do not intend to follow home country corporate governance practices instead of the requirements of the NASDAQ.

Further, as a foreign private issuer the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less information concerning our company publicly available than there is for other U.S. public companies.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of December 31, 2014, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2015. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidate Financial Statements are included herein on pages F-1 through F-49.

The following are filed as part of this report:

Report of Independent Registered Public Accounting Firm.

Consolidated Financial Statements

•	Consolidated Income Statements for the years ended 2014, 2013 and 2012.

•	Consolidated Statements of Comprehensive Income for the years ended 2014, 2013, and 2012.

•	Consolidated Statements of Financial Position as of June 30, 2014 and 2013.

•	Consolidated Statements of Changes in Equity for the years ended June 30, 2014, 2013, and 2012.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2014, 2013 and 2012

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Title	Incorporated by Reference From	Incorporated by Reference From Exhibit Number	Date Filed

1.1	Memorandum of Association of Kofax Limited	F-1/A	3.1	November 22, 2013

1.2	Bye-Laws of Kofax Limited	F-1/A	3.2	November 22, 2013

4.1+	Kofax plc 2000 Share Option Plan	F-1	10.1	October 3, 2013

4.2+	Form of Option Award Letter under the Kofax plc 2000 Share Option Plan	F-1	10.2	October 3, 2013

4.3+	Kofax plc 2007 Long-Term Incentive Plan	F-1	10.3	October 3, 2013

4.4+	Form of Award Letter under the Kofax plc 2007 Long-Term Incentive Plan	F-1	10.4	October 3, 2013

4.5+	Kofax plc 2012 Equity Incentive Plan	F-1/A	10.5	November 22, 2013

4.6+	Form of Award Letter under the Kofax plc 2012 Equity Incentive Plan	F-1	10.6	October 3, 2013

4.7+	Letter agreement, dated as of November 3, 2007, by and between DICOM Group plc and Reynolds C. Bish	F-1	10.7	October 3, 2013

4.8+	Letter agreement, dated as of April 28, 2010, by and between Kofax plc and Jamie Arnold	F-1	10.8	October 3, 2013

4.9+	Letter agreement, dated as of June 29, 2012, by and between Kofax plc and Howard Dratler	F-1	10.9	October 3, 2013

4.10+	Letter agreement, dated as of February 15, 2002, by and between Kofax Image Products and Anthony Macciola, as amended	F-1	10.10	October 3, 2013

4.11+	Letter agreement, dated as of August 19, 2008, by and between Kofax plc and Jim Nicol	F-1	10.11	October 3, 2013

4.12+	Letter agreement, dated as of December 19, 2007, by and between DICOM Group plc and Bradford Weller	F-1	10.12	October 3, 2013

4.13+	Appointment letter, dated as of March 14, 2007, by and between DICOM Group plc and Greg Lock	F-1	10.13	October 3, 2013

4.14+	Appointment letter, dated as of September 19, 2007, by and between DICOM Group plc and William T. Comfort III	F-1	10.14	October 3, 2013

4.15+	Appointment letter, dated as of December 15, 2004, by and between DICOM Group plc and Chris Conway	F-1	10.15	October 3, 2013

4.16+	Appointment letter, dated as of February 23, 2011, by and between Kofax plc and Wade W. Loo	F-1	10.16	October 3, 2013

4.17+	Renewal of Appointment letter, dated as of November 13, 2007, by and between DICOM Group plc and Bruce Powell Esq.	F-1	10.17	October 3, 2013

4.18+	Appointment letter, dated as of February 17, 2009, by and between Kofax plc and Joe A. Rose	F-1	10.18	October 3, 2013

4.19+	Appointment letter, dated as of December 15, 2004, by and between DICOM Group plc and Mark Wells	F-1	10.19	October 3, 2013

4.20	Appointment letter, dated as of February 4, 2014, by and between Kofax Limited and James A. Urry

4.21+	Form of Director Indemnification Agreement	F-1	10.20	October 3, 2013

4.22	Credit Agreement, dated as of August 11, 2011, by and among Kofax, Inc., Kofax plc and Kofax Holdings AG, as borrowers, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto	F-1	10.21	October 3, 2013

4.23	Kofax Limited Cash Incentive Plan	F-1/A	10.22	November 5, 2013

4.24	Letter Agreement, dated as of September 17, 2013, by and between Kofax plc and Grant Johnson	F-1/A	10.24	November 5, 2013

4.25	First Amendment to Credit Agreement, dated as of October 14, 2013, by and among Kofax, Inc., Kofax Holding AG, Kofax plc, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent	F-1/A	10.25	November 5, 2013

8.1	List of Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

+	Indicates management contract or compensatory plan.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Kofax Limited (Registrant)

By: /s/ REYNOLDS C. BISH Name: Reynolds C. Bish Title: Chief Executive Officer

Dated: September 2, 2014

By: /s/ JAMES ARNOLD JR.
Name: James Arnold Jr. Title: Chief Financial Officer

Dated: September 2, 2014

Kofax Limited

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Kofax Limited

We have audited the accompanying consolidated statements of financial position of Kofax Limited as of June 30, 2014 and 2013, and the related consolidated statements of changes in equity, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for each of the three years in the period ended June 30, 2014. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kofax Limited at June 30, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

Ernst & Young LLP

September 2, 2014

Reading, UK

Consolidated Income Statements

		For the Year Ended June 30,
	Note	2014	2013	2012
		($ in thousands, except per share amounts)
Software licenses		117,791	112,228	117,255
Maintenance services		133,194	121,751	113,784
Professional services		38,725	32,339	31,442

Total Revenue	5	289,710	266,318	262,481
Cost of software licenses		9,877	10,688	11,301
Cost of maintenance services		20,241	18,194	16,420
Cost of professional services		32,625	28,343	26,784
Research and development		40,428	34,686	33,804
Sales and marketing		122,925	98,209	96,292
General and administrative		39,382	37,286	39,096
Amortization of acquired intangible assets	11	8,933	6,707	5,190
Acquisition-related costs		857	4,682	5,870
Restructuring costs		—	—	4,917
Other operating expenses, net		4,172	2,395	669

Operating costs and expenses	6	279,440	241,190	240,343

Income from operations		10,270	25,128	22,138
Finance income	8	7,387	287	5,949
Finance expense	8	(876)	(7,216)	(655)

Income from continuing operations, before tax		16,781	18,199	27,432
Income tax expense	9	5,402	8,198	9,995

Income from continuing operations, after tax		11,379	10,001	17,437
Discontinued operations
Loss from discontinued operations, after tax		—	—	1,413

Net income		11,379	10,001	16,024

Earnings per share	10
Basic		0.13	0.12	0.19

Diluted		0.12	0.11	0.18

Earnings per share from continuing operations	10
Basic		0.13	0.12	0.20

Diluted		0.12	0.11	0.19

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Comprehensive Income

	Note	2014	2013	2012
		($ in thousands)
Net income		11,379	10,001	16,024

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss
Exchange gains/(losses) arising on translation of foreign operations		(2,184)	4,576	(13,894)
Income tax relating to items that may be reclassified	9	(408)	40	1,009

		(2,592)	4,616	(12,885)
Items that will not be reclassified to profit or loss
Actuarial (losses)/gains on defined benefit pension plans	22	(433)	(809)	390
Income tax relating to items that will not be reclassified	9	(119)	130	597

		(552)	(679)	987
Other comprehensive income/(loss) for the period, net of tax		(3,144)	3,937	(11,898)

Total comprehensive income for the period, net of tax		8,235	13,938	4,126

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Financial Position

		As of June 30,
	Note	2014	2013
		($ in thousands)
Current assets:
Cash and cash equivalents		89,631	93,413
Trade receivables, net	16	58,392	60,929
Current tax assets		7,209	2,024
Other current assets	17	9,690	10,457

Total current assets		164,922	166,823
Other non-current assets	15	4,105	3,671
Property and equipment	14	4,611	4,510
Deferred tax assets, net of current portion	9	27,211	14,350
Intangible assets	11	228,612	189,789

Total assets		429,461	379,143

Current liabilities:
Trade and other payables	18	36,970	35,504
Deferred income		78,458	62,955
Current tax liabilities		8,153	10,106
Provisions	19	5,251	8,397

Total current liabilities		128,832	116,962
Employee benefits	22	4,078	3,018
Deferred income, net of current portion		8,079	5,095
Deferred tax liabilities	9	18,140	14,607
Provisions, net of current portion	19	4,470	2,334
Shareholders’ equity:
Share capital	23	97	95
Share premium account		31,956	18,957
Employee benefit shares		(18,207)	(15,294)
Treasury shares		(15,980)	(15,980)
Merger reserve		2,835	2,835
Retained earnings		248,436	227,197
Currency translation adjustment		16,725	19,317

Shareholders’ equity		265,862	237,127
Total liabilities and Shareholders’ equity		429,461	379,143

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity

	Share Capital	Share Premium Account	Employee Benefit Shares	Treasury Shares	Merger Reserve	Retained Earnings	Currency Translation Adjustment	Total Equity
	($ in thousands)
As of June 30, 2011	93	15,685	(14,518)	(15,980)	2,835	197,979	27,586	213,680
Profit for the period	—	—	—	—	—	16,024	—	16,024
Other comprehensive income, net of tax	—	—	—	—	—	987	(12,885)	(11,898)

Total comprehensive income						17,011	(12,885)	4,126
Tax on equity awards	—	—	—	—	—	(2,278)	—	(2,278)
Share-based payment expense	—	—	—	—	—	3,873	—	3,873
Changes in employee benefit shares	—	—	(2,868)	—	—	—	—	(2,868)
New share capital issued	1	1,406	—	—	—	—	—	1,407

As of June 30, 2012	94	17,091	(17,386)	(15,980)	2,835	216,585	14,701	217,940
Profit for the period	—	—	—	—	—	10,001	—	10,001
Other comprehensive income, net of tax	—	—	—	—	—	(679)	4,616	3,937

Total comprehensive income						9,322	4,616	13,938
Tax on equity awards	—	—	—	—	—	2,185	—	2,185
Share-based payment expense	—	—	—	—	—	1,393	—	1,393
Changes in employee benefit shares	—	—	2,092	—	—	(2,288)	—	(196)
New share capital issued	1	1,866	—	—	—	—	—	1,867

As of June 30, 2013	95	18,957	(15,294)	(15,980)	2,835	227,197	19,317	237,127
Profit for the period	—	—	—	—	—	11,379	—	11,379
Other comprehensive income, net of tax	—	—	—	—	—	(552)	(2,592)	(3,144)

Total comprehensive income						10,827	(2,592)	8,235
Tax on equity awards	—	—	—	—	—	5,713	—	5,713
Share-based payment expense	—	—	—	—	—	4,867	—	4,867
Changes in employee benefit shares	—	—	(2,913)	—	—	(168)	—	(3,081)
Proceeds from U.S. initial public offering	2	12,366	—	—	—	—	—	12,368
New share capital issued	—	633	—	—	—	—	—	633

As of June 30, 2014	97	31,959	(18,207)	(15,980)	2,835	248,436	16,725	265,862

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Cash flows from operating activities
Income from continuing operations, before tax	16,781	18,199	27,432
Loss from discontinued operations, before tax	—	—	(1,488)

Income from continuing operations, before tax	16,781	18,199	25,944
Adjustments to reconcile profit before tax to net cash flows:
Finance income	(7,387)	(287)	(5,949)
Finance expense	876	7,216	655
Depreciation and amortization	14,334	12,872	11,103
Share-based payment expense	4,867	1,393	3,905
Gain on disposal of property and equipment	—	—	(153)
Changes in operating assets and liabilities:
Trade receivables	5,149	(1,381)	(6,860)
Other assets	1,262	852	2,034
Trade and other payables	178	161	(8,827)
Deferred income	15,200	4,229	6,031
Provisions	(2,901)	(1,119)	6,396
Payments under personnel restructuring	(637)	(863)	(3,331)
Income taxes paid	(13,165)	(10,749)	(12,172)

Net cash inflow from operating activities	34,557	30,523	18,776
Cash flows from investing activities
Purchase of property and equipment, licenses and similar rights	(3,753)	(3,050)	(3,207)
Disposal of property and equipment, licenses and similar rights	—	—	820
Acquisition of subsidiaries, net of cash acquired*	(45,387)	(16,759)	(30,341)
Purchase of financial instrument	—	—	(500)
Proceeds from sale of discontinued operations	—	603	5,074
Interest received	145	131	512

Net cash outflow from investing activities	(48,995)	(19,075)	(27,642)
Cash flows from financing activities
Issue of share capital	633	1,867	1,407
Decrease in long term borrowings	—	—	(103)
Proceeds from U.S. initial public offering	12,366	—	—
Purchases of and proceeds from EBT shares	(3,098)	(402)	(2,868)
Interest paid	(484)	(345)	(428)

Net cash inflow from financing activities	9,417	1,120	(1,992)

Net increase/ (decrease) in cash and cash equivalents	(5,021)	12,568	(10,858)

Cash and cash equivalents at start of the period	93,413	81,122	98.271
Exchange rate effects	1,239	(277)	(6,291)

Cash and cash equivalents at the end of the period	89,631	93,413	81,122

*	Cash outflow from acquisitions for the year ended June 30, 2014 of $45.4 million, is net of $1.3 cash acquired from the Kapow acquisition and also includes payments of contingent consideration related to the Atalasoft acquisition of $1.2 million, contingent consideration related to the acquisition of Altosoft of $1.0 million and deferred consideration related to the Altosoft acquisition of $2.1 million and the Kapow acquisition of $1.9 million. Cash outflow from acquisitions for the year ended June 30, 2013 of $16.8 million, is net of $0.9 million in cash acquired from the acquisition of Altosoft and also includes $2.0 million in payments of contingent consideration related to the Atalasoft acquisition and $3.1 million in payments of deferred consideration related to the acquisition of Singularity. Cash outflow from acquisitions for the year ended June 30, 2012 of $30.3 million is net of $12.5 million cash acquired from Singularity, and also includes payments of contingent consideration related to the Atalasoft acquisition of $1.9 million.

The accompanying notes are an integral part of these consolidated financial statements

Kofax Limited

Notes to the Consolidated Financial Statements

We began operations in Switzerland in 1985 as a distributor of digital imaging hardware and maintenance services under the name Dicom AG. We listed the ordinary (i.e., common) shares of Kofax plc, Kofax Limited’s predecessor, on AIM (the London Stock Exchange’s market for smaller companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999. On December 5, 2013 we completed our initial public offering in the United States on the NASDAQ Global Select Market.

Pursuant to a scheme of arrangement approved by the shareholders of Kofax (U.K.) and sanctioned by the High Court of Justice of England and Wales, we migrated the jurisdiction of organization of our parent company from the United Kingdom to Bermuda by forming Kofax Limited, a Bermuda company.

The address of the registered office is 2 Church Street, Hamilton Bermuda HM 11. The Company’s ordinary shares are cross-listed and traded on the NASDAQ and London Stock Exchange. Kofax Limited and its subsidiaries (collectively the “Company”) is a leading global provider of smart process applications software and related maintenance and professional services.

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the Financial Statements are set out below. The policies have been consistently applied to all years presented.

1.1 Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s presentational currency is U.S. dollars as that is the currency of the primary economic environment in which the Company operates.

Except where otherwise stated, all references to 2014, 2013 and 2012 in these notes to the financial statements are defined as the year ended June 30, 2014, June 30, 2013 and June 30, 2012, respectively.

1.2 Basis of consolidation

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee, so as to obtain benefits from its activities; and is achieved through direct or indirect ownership of voting rights, currently exercisable or convertible potential voting rights, or by way of contractual agreement. All intercompany balances and transactions, including unrealized profits arising from them, are eliminated.

1.3 Summary of significant accounting policies

Revenue recognition

The Company generates revenue from the sale of licenses to use software license products, maintenance and professional services. A typical initial sale to a customer consists of: (i) a perpetual or subscription software license, (ii) a maintenance service arrangement that includes technical support and access to product updates, generally for an initial period of one year, and (iii) in some cases, a separate professional services engagement for software implementation, education, training and other services.

The Company recognizes revenue in accordance with International Accounting Standard (IAS) IAS 18, “Revenue,” which includes interpretations of other literature that constitutes IFRS. In addition to a transaction being evidenced in the customary form described above, each of the following criteria must be met in order for the recognition of revenue: the fees are fixed and determinable, collectability is probable, the fair value of undelivered products or services can be measured reliably, and delivery has occurred.

Subscription arrangements are recognized ratably over the period of subscription. The Company’s subscription software licenses are generally offered for one-year base subscription periods. The base subscription entitles the end user to the technology itself and maintenance consisting of a specified level of customer support, bug fixes, functionality enhancement to the technology, and upgrades to new versions of the license, each on a when-and-if available basis, during the term of subscription.

Transactions with customers are documented by written agreements, generally taking the form of a sales contract and a purchase order for direct sales. Sales through indirect channels are made via a master agreement, under which the key legal terms and conditions are noted, and each order is then evidenced by a purchase order or other written evidence of the order provided from the channel partner. When products are sold through channel partners, title and risk of loss generally passes upon delivery, at which time the transaction is invoiced and payment is due. The Company does not offer a right of return on sales to channel partners and, accordingly, revenue is recognized upon delivery (the sell-in method), provided all other revenue recognition criteria are met. Arrangements involving the resale of the Company’s software products by its original equipment manufacturer (OEM) customers do not include any undelivered elements. The Company receives quarterly royalty reports from its OEM customers, and recognizes the value of those sales in license revenue each quarter, provided that all other revenue recognition criteria have been met.

The Company evaluates the elements of a transaction to identify the appropriate accounting elements so that revenue recognition criteria may be applied to separately identifiable elements of a single transaction, and when appropriate, the recognition criteria may be applied to two or more transactions when their economic substance cannot be understood individually. For those transactions with multiple elements, if the Company has determined that the undelivered elements of that contract have fair value, the Company records the revenue associated with the delivered elements (generally the software license) at an amount that represents the fee for the transaction less the fair value of any undelivered element and defers the fair value of undelivered elements of the transaction (generally the maintenance and professional services). The Company has determined the fair values of maintenance services and professional services based on an evaluation of pricing, delivery costs, and margins for each of those elements. Fair values are set such that the revenue deferred will cover cost plus a reasonable margin. The Company has assessed the level of reasonable margin by reference to its own performance and other companies in the software industry.

Maintenance services revenues are recorded on a straight-line basis over the life of the maintenance contract. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, the Company has significant experience in providing these services and is able to estimate the stage of completion. Accordingly, the Company realizes the revenue and profit on fixed price professional service engagements on a milestone basis.

Cost of software licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of the Company’s software licenses.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for the Company’s staff of professionals who manage customer inquiries as well as associated costs such as facilities and related overhead charges.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for the Company’s staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom the Company engages from time to time to assist in delivering professional services.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of the Company’s software products as well as associated costs such as facilities and related overhead charges. Direct costs associated with developing or maintaining software are recognized as an expense as incurred. When costs are directly associated with the development of identifiable software products controlled by the Company, and it is both probable that the expected future economic benefits that are attributable to these costs will flow to the Company, and that the costs can be measured reliably, these costs are recognized as an intangible asset. The Board and management have carefully considered the stage of current product development and currently believe that no expenditures incurred qualify for capitalization under IFRS.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to the Company’s sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges.

General and Administration

General and administrative expenses consist primarily of personnel costs for the Company’s executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting and tax preparation, and advisory fees.

Other operating expense, net

Other operating expense, net consists of all income or expense that is not directly attributable to one of the Company’s other operating expense lines. Costs incurred are related to professional fees for attorneys, accountants and other advisors associated with the preliminary work needed for the Company to affect an initial public offering (IPO) in the United States.

Income taxes

Current income tax

The charge for current taxation is based on the taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement as it excludes items of income and expense that are taxable or deductible in other years and it excludes items that are never taxable or deductible. The Company’s liability for current tax is based on tax rates that have been enacted or substantively enacted for the relevant entity at the dates of financial position.

Deferred income taxes

Deferred tax assets and liabilities are recognized on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, with the following exceptions:

(i.)	Where the temporary difference arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, that at the time of the transaction, affects neither accounting nor taxable profit nor loss;

(ii.)	When the temporary difference arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, that at the time of the transaction, affects neither accounting nor taxable profit nor loss; Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against deductible temporary differences, carried forward tax credits, or tax losses.

(iii.)	With regards to taxable temporary differences associated with investments in subsidiary and associate undertakings where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

Deferred tax is determined using tax rates that are expected to apply within the relevant tax jurisdiction when the related asset is realized or liability settled based on tax rates and laws that have been enacted or substantively enacted at the date of the financial position.

Deferred income tax assets and liabilities are offset only if a legal right of enforcement exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxation authority and that authority permits the Company to make a single net payment.

Income tax is charged or credited to other comprehensive income if it relates to items that are charged or credited to other comprehensive income, similarly, income tax is charged or credited directly to equity if it relates to items that are credited or charged directly to equity. Otherwise, income tax is recognized in the income statement.

Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 Business Combinations (IFRS 3). The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value.

When the Company acquires a business, it assesses the financial assets and liabilities acquired for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 in Acquisition-related costs in the Consolidated Income Statement.

Goodwill represents the excess of the purchase price in a business combination over the fair values of net tangible and intangible assets acquired. Assets acquired and liabilities assumed in transactions separate to the business combinations, such as the settlement of pre-existing relationships or post-acquisition remuneration arrangements, are accounted for separately from the business combination in accordance with their nature and applicable IFRSs. Identifiable intangible assets, meeting either the contractual-legal or separability criterion are recognized separately from goodwill. Contingent liabilities representing a present obligation are recognized if the acquisition-date fair value can be measured reliably.

Direct transaction costs are expensed through the Consolidated Income Statement in Acquisition-related costs. This account consists of (i) costs directly attributable to acquisition strategy and the evaluation, consummation and integration of acquisitions, which are composed substantially of professional services fees including legal, accounting and other consultants, and (ii) compensation costs, which are composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees both of which require continuing employment of the recipients, as well as severance payments to employees whose positions were made redundant.

Intangible assets arising from business combinations

The fair values of intangible assets purchased as part of business combinations are initially recorded at fair value as of the date of acquisition. These intangible assets, such as contractual relationships and technology, are amortized over their expected useful lives on a straight-line basis. Amortization of these intangibles is included in a separate line in Operating costs and expenses. The principal expected useful lives are:

Customer relationships	5-10 years
Technology	5-7 years
Trade names	5-7 years
Backlog	3 years
Non-compete agreements	2 years
In process research and development	10 years

Impairment

The Company evaluates goodwill for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company has identified a single cash generating unit (CGU) and performs an annual evaluation as of April 1 each year. Upon completion of the April 2014 annual impairment assessment, the Company determined that no impairment was indicated. As of June 30, 2014, the Company is not aware of any significant indicators of impairment that exist for its goodwill that would require additional analysis.

The Company assesses assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or a CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired, and it is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the Consolidated Income Statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is determined. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. In that event, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined at net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated Income Statement. No impairment was reversed for goodwill during 2014, 2013 or 2012.

Licenses and similar rights

Purchased computer software licenses and similar rights are capitalized on the basis of the costs incurred. Where internal costs are directly associated with software projects in combination with purchased licenses, such costs are deemed to be eligible for capitalization. These costs are amortized over their estimated useful lives (3-5 years) on a straight-line basis and are recorded to the respective operating expense or cost of sales line. The carrying amounts are reviewed for impairment if events or circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

Share-based payment

The Company operates a number of equity-settled, share-based compensation plans. The Company determines the fair value of the shares or share options at the date of grant and recognizes as an expense in the Consolidated Income Statement over the vesting period. Non-market vesting conditions are not taken into account for determining the fair values. The fair value, determined at the date of grant, is calculated utilizing an appropriate valuation model as set out in Note 25. The share-based payment expense is recognized over the vesting period based on the Company’s estimate of the shares that will eventually vest allowing for the effect of non-market-based vesting conditions.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance expense.

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Provisions for severance payments and related employment costs are made in full when employees are identified as being the direct result of the restructuring plan. Costs relating to on-going activities, such as relocation, training and information systems are recognized only when incurred. Provisions for onerous leases are recorded when they are part of an announced restructuring and the leased space becomes no longer usable either in part or in whole. The expected remaining lease payments are expensed at the time the provision is recorded. Additionally, the Company may recognize separate provisions for onerous lease contracts in the event a contract becomes no longer usable.

The Company also recognizes contingent payments, discussed in the Business Combinations section as provisions.

Foreign currency

When determining the functional currency of a foreign entity, the Company takes into consideration the economic environment, the currency influencing operational and financial transactions as well as the activity of the entity.

Transactions in foreign currencies other than the entities’ functional currency are converted using the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in non-functional currencies are translated using the rate of exchange at the period end. The gains or losses arising from the revaluation of foreign currency transactions to functional currency are included in the Consolidated Income Statements. Differences on foreign currency borrowings from foreign currency subsidiaries that form part of the net investment are taken directly to equity until the date of disposal of the net investment, at which time they are recognized in the Consolidated Income Statements. Foreign currency differences arising on trading intercompany loans are charged to financing income or expense.

The assets and liabilities of foreign operations are translated from their respective functional currencies into U.S. dollars, the Company’s presentation currency, at the rate of exchange at the end of the period. Income and expenses are translated at monthly average exchange rates for the year as this represents a reasonable approximation of actual exchange rates at the date of transactions. While all equity components (i.e., share capital, share premium account, employee stock ownership / employee benefit trust shares, treasury shares, merger reserve and retained earnings) are translated at historical rates, the remainder, resulting from the retranslation of the net assets at the applicable spot rate, are reflected in the currency translation adjustment account within shareholders’ equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the finance income or expense in the Consolidated Income Statement.

Property and equipment

Items of property and equipment are initially recognized at cost. The costs include the purchase price and directly attributable costs to bring the asset into a usable condition. Depreciation on all items of property and equipment is recorded on a straight-line basis over their expected useful lives or the lease term, if shorter. The principal annual rates used for this purpose are:

Leasehold improvements	10-20%
Computer equipment	20-50%
Furniture and fixtures	20%
Buildings	3%

The carrying amounts are reviewed for impairment annually, or whenever events or circumstances indicate that the carrying amount of the property and equipment may not be recoverable.

Inventories

Goods for resale are stated at the lower of cost or net realizable value. The Company is applying the “first in, first out” (FIFO) cost formula.

Financial instruments

Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, or derivatives. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and short-term deposits, trade and other receivables, which include investments and derivative financial instruments (i.e. currency forward contracts).

Cash and cash equivalents

For the purpose of preparation of the statement of cash flows, cash and cash equivalents include cash at bank and in-hand, and short-term deposits with an original maturity period of three months or less.

Trade receivables

Trade receivables are recognized initially at fair value, less a provision for doubtful accounts. A provision for doubtful accounts on trade receivables is established when there is objective evidence that the Company will probably not be able to collect all amounts due according to the original terms of the receivables. When a trade receivable is considered uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the Consolidated Income Statements.

Loans and other receivables

All loans and other receivables are non-derivative financial assets recognized initially at fair value, net of transaction costs incurred. Loans and receivables are included in current assets, except for maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair values of derivatives are measured using observable market prices or, where market prices are not available, by using discounted expected future cash flows at prevailing interest and exchange rates. The gain or loss on re-measurement is taken to the Consolidated Income Statements except where the derivative is part of a designated cash flow hedge or a designated hedge of a net investment in a foreign operation.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or Company of financial assets is impaired. For unlisted shares classified as available-for-sale, a significant prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair values, less any impairment loss on those financial assets previously recognized in profit or loss—is removed from equity and recognized in the Consolidated Income Statement. Impairment losses recognized in the Consolidated Income Statement on equity instruments are not reversed through the Consolidated Statements of Comprehensive Income. The carrying amount of the financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of a provision account.

Trade payables and other payables

Trade payables and other payables are recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the Consolidated Income Statement on a straight-line basis over the term of the lease.

Retirement benefit costs

The Company makes payments to defined contribution pension schemes and to defined benefit pension schemes. Contributions to the Company’s defined contribution pension schemes are charged to the Consolidated Income Statement in the year in which they become payable. Defined benefit scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method. The pension scheme deficit is recognized in full. The movement in the scheme deficit is split between operating charges and finance costs, which are recognized in the Consolidated Income Statements, and actuarial gains and losses are recognized in the Consolidated Statement of Comprehensive Income.

Employee benefit share plans

The Company operates an Employee Share Ownership Plan (ESOP) and an Employee Benefit Trust (EBT). The cost of the Company’s shares held by the ESOP and EBT are deducted from shareholders’ funds in the Company Consolidated Statements of Financial Position. Other assets and liabilities of the ESOP and EBT are recognized as assets and liabilities of the Company. Any shares held by the ESOP and EBT are treated as cancelled for the purpose of calculating earnings per share. Any financing and administrative costs are charged to the Consolidated Income Statement in the period in which the expenditure is incurred.

Treasury shares

Kofax Limited shares held by the Company are classified in shareholders’ equity as treasury shares and are recognized at cost. Consideration received for the sale of such shares is also recognized in equity, with any difference between the proceeds from sale and the original cost being taken to equity. No gain or loss is recognized in the Consolidated Financial Statements on the purchase, sale, issue or cancellation of equity shares.

NOTE 2    CHANGES IN ACCOUNTING POLICIES

2.1 Standards, amendments and interpretations effective in the current year

The accounting policies adopted in these Consolidated Financial Statements are consistent with those of the financial statements for the year ended June 30, 2014, no new standards, amendments to the standards and interpretations, are mandatory for the fiscal year ending June 30, 2014.

2.2 Amendments to existing standards and interpretations that are not yet effective and have not been early adopted by the Company

The IASB has issued the following standards and interpretations, for annual periods beginning on or after the effective date, which are relevant to the Company’s operations and have an effective date that does not require application to these Financial Statements:

Improvements to International Financial Reporting Standards – 2010-2012 Cycle	July 1, 2014

The 2010-2012 Cycle Annual Improvements to IFRS amend six existing standards, basis of conclusions, and guidance. The improvements include changes in measurement and transition requirements. These improvements did not significantly impact the Consolidated Financial Statements.

Improvements to International Financial Reporting Standards – 2011-2013 Cycle	July 1, 2014

The 2011-2013 Cycle Annual Improvements to IFRS amend four existing standards, basis of conclusions, and guidance. The improvements include changes in measurement and transition requirements. These improvements did not significantly impact the Consolidated Financial Statements.

IAS 32 “Offsetting Financial Assets and Financial liabilities—Amendments to IAS 32”	January 1, 2014

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. Management is currently assessing the impact on the Company.

IFRS 9, “Financial Instruments: Classification and Measurement”	January 1, 2015

IFRS 9 ‘Financial Instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. In December 2011, the IASB issued an amendment to IFRS 9 modifying the implementation date from periods beginning on or after January 1, 2013 to periods beginning on or after January 1, 2015. However, IFRS 9 has yet to be endorsed under European Union IFRS and it is uncertain that the effective date will be January 1, 2015. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will have a significant impact on the classification and measurement of financial assets and in reporting for those entities that have designated liabilities using the fair value option. Management is currently assessing the impact on the financial assets of the Company.

IFRS 15, “Revenue from Contracts with Customers”	December 15, 2016

IFRS 15 ‘Revenue from Contracts with Customers’ provides a new revenue recognition standard with a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that a Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. . Management is currently assessing the impact on the financial assets of the Company.

NOTE 3    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the amounts reported for assets and liabilities at the balance sheet date and the amounts reported for revenues and expenses during the year. However, the nature of estimation means that actual outcomes could differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Revenue recognition

Revenue in multiple-element contracts with resellers or end users is allocated to each deliverable based on the Company’s established fair values of each element. All contracts clearly identify separable elements in the contract (i.e., the license, maintenance services, or professional services). Judgment is involved to establish fair value for each element to demonstrate that each element equals cost plus a reasonable margin. As described in the Accounting Policies, the Company has policies and methodologies in place to validate that the fair value reflects cost plus a reasonable margin.

Income taxes

The Company and its subsidiaries are subject to routine tax audits, and also a process whereby tax computations are discussed and agreed with the appropriate authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred tax on the basis of professional advice and the nature of current discussions with the tax authority concerned. For deferred tax assets in respect of trading losses, management estimates the future expected cash flows against these tax losses that can be offset and determines the level of asset that should be recognized.

Business Combinations

Accounting for business combinations is predicated on assessing the fair value, as of the date of the business combination, of a number of items, including the consideration paid for an acquisition, and the allocation of the consideration paid to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The determination of the fair value of the consideration transferred may include a number of factors including, but not limited to: an assessment of the value of equity interests issued; the likelihood and amount of future contingent payments, being paid; the attribution of contingent payments to purchase price or to future compensation; and the valuation of assumed stock options or other equity interests. The determination of many of these factors may require significant management estimates and assumptions.

Intangible Assets, including impairment assessment

The Company assesses, at each reporting date, whether there are any indications that an intangible asset, other than goodwill, may be impaired. If any such indication exists, or when annual impairment testing for an intangible asset is required, the Company calculates an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s fair value, less costs to sell and its value in use. Each asset is assessed individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case an aggregated groups of assets is assessed. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Whether impaired or not, the assessment of the future useful life of an intangible asset may cause that life to be revised prospectively.

Goodwill, including impairment assessment

The Company tests annually, by cash-generating unit, as to whether goodwill has been impaired and, more frequently, when events or circumstances indicate that the current carrying value may not be recoverable. The recoverable amounts of cash-generating units have been determined based on value in use calculations which require the use of estimates and assumptions.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date granted. Judgment is required in determining the most appropriate valuation model for a grant of equity instruments, depending on the terms and conditions of the grant. Management is also required to use judgment in determining the most appropriate inputs to the valuation model including expected life of the option, volatility and dividend yield. Another significant area of estimation relates to the assessment of the probability of achievement of performance criteria related to awards granted under the Company’s Long-term Incentive Plan (“LTIP”).

Contingent Liabilities

The Company regularly assesses the estimated impact and probability of various uncertain events, and account for such events in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Assets”. Provisions are recognized when a present obligation (legal or constructive) exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingencies arise from conditions or situations where the outcome depends on future events.

The Company is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Additionally, acquisitions may be structured to include contingent consideration whereby the amount payable is determinable based on future events. Management judgment is required in deciding the amount and timing of the accrual of provisions or contingencies. Depending on the timing of when conditions or situations arise, the timing of provisions or contingencies becoming probable and estimable is not necessarily determinable. The amount of the provisions or contingencies may change in the future as incremental knowledge, factors or other matters change or become known.

Restructuring provisions

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. These provisions are based on the Company’s judgment, and the best estimate of expected future costs to be incurred, associated with employee compensation and onerous leases.

NOTE 4    ACQUISITIONS

Acquisition of Kapow Technologies Holdings, Inc

On July 31, 2013, Kofax acquired 100% of the shares of Kapow Technologies Holdings, Inc. (“Kapow”), a company incorporated in the United States, specializing in data integration software. Kapow’s software will assist in Kofax’s ability to integrate smart process applications with third-party software for content import and export purposes as well as data validation during a business process. In addition, it will assist in penetrating the emerging electronic content transformation segment of the multichannel capture market, and is highly complementary to the recent acquisition of Altosoft’s business intelligence and analytics products. The acquisition was accounted for using the acquisition method. The consolidated financial statements include the results of Kapow during the eight month period from the acquisition date. The provisional fair value of the identifiable assets and liabilities of Kapow, at the acquisition date, are as follows:

July 31, 2013
($ in thousands)
Current assets:
Cash and cash equivalents	1,276
Trade receivables	3,052
Other current assets	260

Total current assets	4,588
Other non-current assets	453
Property and equipment	99
Deferred tax assets	10,027
Technology-intangible	10,700
Customer relationships-intangible	5,400
In-process R&D-intangible	700
Trade names-intangibles	200

Total assets	32,167

Current liabilities
Trade and other payables	536
Other current liabilities	1,657
Deferred income	1,260

Total current liabilities	3,453
Other liabilities	26
Deferred tax liabilities	7,417

Total liabilities	10,896

Net assets acquired	21,271

Consideration paid in cash at time of closing	40,524
Deferred consideration	6,624

Total consideration	47,148

Goodwill arising from acquisition	25,877

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	40,524
Less: cash acquired	1,276

Total cash consideration	39,248

Goodwill of $25.9 million includes expected synergies arising from the acquisition and the workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

Acquisition of Altosoft Corporation

On February 28, 2013, Kofax acquired 100% of the shares of Altosoft Corporation (Altosoft), a company incorporated in the United States, which is a provider of business intelligence and analytics software. The Company acquired Altosoft to enhance Kofax’s product portfolio with near real-time process and data analytics, visualization and extract, transform load capabilities. The consolidated financial statements include the results of Altosoft during the four month period from the acquisition date. During 2014 the Company finalized the fair value of the identifiable assets and liabilities of Altosoft resulting in an additional $0.1 million of goodwill being recognized during the measurement period. The fair value of the identifiable assets and liabilities of Altosoft, at the acquisition date, are as follows:

February 28, 2013
($ in thousands)
Current assets:
Cash and cash equivalents	892
Trade receivables	565
Other current assets	13

Total current assets	1,470
Other non-current assets	342
Technology-intangible	5,000
Customer relationships-intangible	1,700
Non-compete agreement-intangible	300
Tradenames-intangibles	150

Total assets	8,962

Current liabilities:
Deferred income	456
Other current liabilities	242

Total current liabilities	698
Other liabilities	164
Deferred tax liabilities	2,982

Total liabilities	3,844

Net assets acquired	5,118

Consideration paid in cash at time of closing	12,634
Deferred consideration	2,000
Fair value of contingent consideration	2,015

Total consideration	16,649

Goodwill arising from acquisition	11,531

The fair value of the trade receivables was $0.6 million. None of the trade receivables have been impaired and the full contractual amounts have been fully collected subsequent to the acquisition.

The intangible assets, including goodwill, includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

Contingent consideration payments range between nothing and $4.4 million. $2.0 million represents the acquisition-date fair value of the payments that management estimated at that time will become payable to the former shareholders of Altosoft and is included in the purchase price allocation; however, none of the payments are guaranteed. The contingent consideration payments are based on the achievement of specific annual revenue and EBITDA levels that are payable in $1.0 million increments during calendar years 2013, 2014 and 2015. Additionally, 25% of revenue above targets will be paid up to $1.4 million such that the maximum consideration would be $19.0 million. During 2014, the Company paid $1.0 million to the former shareholders of Altosoft related to the achievement of specific revenue and EBITDA targets during calendar year 2013.

Of the total purchase price, $2.0 million was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. The Company paid the full amount of deferred consideration in fiscal year 2014.

The Company has entered into separate employment agreements with Altosoft employees subsequent to the acquisition in which the Company will provide the employees with a retention package that will include a cash bonus. The total anticipated payment is $0.6 million, with the latest payment due in January 2015. The retention bonus is being accrued as the employees provide services and $0.3 million and $0.1 million was recognized during 2014 and 2013, respectively in Acquisition-related costs.

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	12,634
Less: cash acquired	(892)

Net outflow of cash relating to the acquisition	11,742

Acquisition of Singularity

On December 5, 2011, Kofax acquired 100% of the shares of Singularity Limited (Singularity), a company incorporated in Northern Ireland, which is a provider of business process management (BPM) software and dynamic case management solutions. Singularity has historically conducted the majority of its operations in the United Kingdom, and has subsidiaries that include a substantial operating presence in India. The acquisition agreements and all related amounts payable are denominated in pounds sterling, and the disclosures that follow are based on the exchange rate to U.S. dollars at the date of acquisition; future payments, as expressed in U.S. dollars, may vary depending on the movement of foreign exchange rates. During 2013 the Company finalized the fair value of the identifiable assets and liabilities of Singularity resulting in an additional $0.4 million of goodwill being recognized during the measurement period.

The fair value of the identifiable assets and liabilities of Singularity and its subsidiaries, at the acquisition date, are as follows:

December 5, 2011
($ in thousands)
Current assets:
Cash and cash equivalents	12,527
Trade receivables	3,018
Other current assets	716

Total current assets	16,261
Property and equipment	325
Technology-intangible	13,195
Customer relationships-intangible	2,162
Trade names-intangibles	660

Total assets	32,603

Current liabilities:
Trade and other payables	1,599
Deferred income	887

Total current liabilities	2,486
Deferred income, net of current portion	40
Deferred tax liabilities	4,285

Total liabilities	6,811

Net assets acquired	25,792

Consideration paid in cash at time of closing	40,981
Fair value of contingent consideration	3,396

Total consideration	44,377

Goodwill arising from acquisition	18,585

The goodwill of $18.6 million comprises the value of expected synergies arising from the acquisition and workforce, which is not separately recognized. None of the goodwill is expected to be deductible for tax purposes.

Analysis of cash flows on acquisition:

($ in thousands)
Cash consideration at time of closing	40,981
Less: cash acquired	(12,527)

Net outflow of cash relating to the acquisition	28,454

In addition to the $41.0 million of cash paid at closing, pursuant to the acquisition agreement, there are three forms of payment: deferred consideration, contingent consideration, and the retention and incentive bonus, which are discussed below.

Of the total purchase price, $3.4 million was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. At acquisition date in 2012, the Company estimated $2.9 million was to be paid and $3.1 million was ultimately paid in full during 2013 with $0.2 million released and recognized in the 2013 Consolidated Income Statement.

Additionally, the arrangement includes contingent consideration payments based on the continuing employment of certain continuing employees of Singularity and its subsidiaries and license revenue arising from Singularity‘s license products during calendar year 2012 and 2013. In 2013, an amendment to the original agreement was made to include calendar year 2014. The total for the range of these payments, before and after the amendment is between zero and $14.7 million. At the acquisition date in fiscal 2012, management assessed a number of scenarios and based on those scenarios estimated that the fair value of the contingent consideration to be paid to the previous shareholders was $9.0 million. Under the provisions of IFRS 3, “Business Combinations,” management determined that $8.4 million of the contingent consideration should be treated as compensation expense for financial accounting purposes, and that $0.6 million was included as a component of the purchase price consideration at the time of the acquisition. During 2013, the Company paid $3.5 million of the first year of contingent as a result of achievement of minimum thresholds and payment was based on license revenue arising from Singularity‘s license products during calendar year 2012.

During 2014 and 2013, $2.0 million and $3.0 million of the contingent consideration determined to be remuneration was recognized as Acquisition-related costs and was recorded ratably during the year.

During 2014 and 2013, management reassessed the estimated fair value of the contingent consideration to be paid based on actual Singularity performance to date and forecasted performance through calendar 2014, and recognized an adjustment to the fair value of the liability to reverse $2.9 and $1.1 million of the previously accrued and expensed amounts in Acquisition-related costs.

The fair value of the contingent consideration of $0.2 million and $2.1 million accrued as of 2014 and 2013, respectively, was included in Provisions-current.

In addition to the contingent consideration described above, a retention and incentive bonus arrangement has been implemented for certain continuing employees of Singularity. Under the retention and incentive bonus structure, total payments ranging from zero to $4.7 million may be paid. The incentive bonus has been structured to mirror the contingent consideration payments described above. During the 2014 and 2013, $0.9 million and $2.2 million of compensation expense was recognized as Acquisition-related costs. Retention and incentive bonus payments were $1.3 million during the year ended June 30, 2013.

Based on the 2014 and 2013 reassessment of the retention and incentive bonus amounts expected to ultimately be paid, management recognized a fair value adjustment to reverse $1.4 million and $0.4 million of the previously accrued and expensed amounts also be recorded to Acquisition-related costs. The discounted fair value of the $0.2 million and $0.7 million retention bonuses payable as of June 30, 2014 and June 30, 2013, respectively, is included in Provisions, allocated to current and non-current based on the proportion of the anticipated payments.

Acquisition of Atalasoft

On May 26, 2011, Kofax acquired 100% of the shares of Atalasoft, Inc. (Atalasoft), a U.S. based company which is a provider of imaging software development kits. Contingent consideration payments that range between zero and $5.1 million.

$4.7 million represents the acquisition-date fair value of the payments that management estimated at that time would become payable to the former shareholders of Atalasoft; however, none of the payments are guaranteed. The contingent consideration is payable based on metrics to be measured through September 30, 2013. Payments of contingent consideration were $2.0 million and $1.2 million during the years ended June 30, 2014 and 2013, respectively.

Pro forma results of operations have not been presented because the effects of the business combinations described in this Note, individually and in aggregate, were not material to our consolidated results of operations.

NOTE 5    OPERATING SEGMENTS

The Company operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
External Revenue
Americas	160,411	141,872	140,125
UK	31,001	35,638	26,707
Germany	19,414	16,927	19,991
Rest of EMEA	57,772	52,341	57,091
Asia-Pacific	21,112	19,540	18,567

Total	289,710	266,318	262,481

The following table presents non-current assets by subsidiary location:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Non-current Assets
Americas	152,637	116,054
UK	34,922	34,805
Germany	6,453	6,078
Rest of EMEA	36,212	34,221
Asia-Pacific	7,104	6,812

Total	237,328	197,970

Non-current assets for this purpose consist of property and equipment, intangible assets, and other non-current assets—excluding deferred tax assets.

NOTE 6    OPERATING COSTS AND EXPENSES

Operating costs and expenses of the Company include the following key elements:

	For Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Staff costs, excluding share-based payment expense	175,525	151,023	143,987
Share-based payment expense	4,867	1,393	3,905
Depreciation of property and equipment	2,436	3,050	3,060
Amortization of acquired intangible assets—technology and contractual relationships	8,933	6,707	5,190
Amortization of intangible assets—licenses and similar rights	2,887	2,959	2,852
Gain on disposal of property and equipment	—	—	(153)
Total remuneration for principal auditors	3,953	3,383	3,763
Operating lease expense—minimum lease payments	8,032	8,042	7,575
Acquisition—related costs	857	4,682	5,325
Restructuring costs	—	—	4,917
Third-party royalties and commissions	14,271	13,004	13,406
Travel and entertainment	12,877	11,549	12,388
Consultants, contractors and advisors	15,637	11,052	11,851
Direct marketing costs	10,626	9,765	9,940
Utilities, maintenance and repair	6,583	5,858	5,585
Other administrative costs	11,956	8,723	6,752

Total operating costs and expenses	279,440	241,190	240,343

The total remuneration for principal auditors is as follows:

	For Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Fees payable to the Company’s auditor for:
Audit of the Company’s accounts	1,395	1,346	1,961
Audit of the Company’s subsidiaries pursuant to legislation	650	604	760

Total audit fees	2,045	1,950	2,721

Tax compliance and advisory services	824	905	885
Audit related assurance services	1,084	528	157

Total non-audit fees	1,908	1,433	1,042

Total remuneration for principal auditors	3,953	3,383	3,763

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $5.5 million (2013 $4.7 million; 2012: $3.6 million) relates to cost of sales, and amortization of other intangible assets of $3.4 million (2013: $2.0 million; 2012: $1.6 million) relates to of general and administrative expenses.

	For Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Total cost of sales comprises:
Cost of software licenses	9,877	10,688	11,301
Cost of maintenance services	20,241	18,194	16,420
Cost of professional services	32,625	28,343	26,784
Amortization of acquired technology intangible assets	5,508	4,733	3,619

Total cost of sales	68,251	61,958	58,124

Total general and administrative comprises:
General and administrative	39,382	37,286	39,096
Amortization of other acquired intangibles assets	3,425	1,974	1,571

Total general and administrative expenses	42,807	39,260	40,667

NOTE 7    STAFF NUMBERS AND COSTS

The average number of full time employees, and their compensation (including Executive Directors) during the year was as follows:

	For the Year Ended June 30,
	2014		2013		2012
	Headcount	Compensation	Headcount	Compensation	Headcount	Compensation
	($ in thousands, except for headcount data)
Sales and marketing	415	86,062	349	68,459	343	64,823
Services—technical support and Professional services	328	37,340	338	34,266	314	32,486
Research and development	413	31,556	336	26,181	292	26,071
Other general and administrative	185	25,434	180	23,510	173	24,512

Total	1,341	180,392	1,203	152,416	1,122	147,892

Company staff costs are comprised of the following:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Salaries	151,084	129,605	123,122
Social taxes and benefits	22,354	19,445	18,948
Pension	2,087	1,973	1,917
Share-based payment expense	4,867	1,393	3,905

Total staff costs	180,392	152,416	147,892

NOTE 8    FINANCE INCOME AND EXPENSE

Finance income and expenses of the Company are comprised of the following:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Finance income
Bank interest	53	90	175
Other interest	53	66	208
Expected return on pension scheme assets	101	131	147
Foreign exchange gain	7,180	—	5,419

Total finance income	7,387	287	5,949
Finance expense
Line of credit costs	297	302	359
Other interest	400	260	114
Interest on pension scheme liabilities	179	146	182
Foreign exchange loss	—	6,008	—
Reserve against note receivable	—	500	—

Total finance expense	876	7,216	655

Foreign exchange gains and losses are the result of gains and losses derived from entering into third-party and intercompany transactions in currencies other than the respective entity’s functional currency.

NOTE 9    INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense were as follows:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Current income tax expense
Income tax on profits for the year	7,252	12,566	11,836
Adjustment for over provision in prior periods	17	(92)	618

Total current tax	7,269	12,474	12,454
Deferred income tax expense
Reversal of temporary differences	(2,468)	(3,900)	(53)
Adjustment for over provision in prior periods	601	(376)	(2,481

Total deferred tax	(1,867)	(4,276)	(2,534)

Total income tax expense	5,402	8,198	9,920

Income tax relating to items charged or credited to consolidated other comprehensive income:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Deferred tax
Tax on net loss/ (gain) on foreign exchange adjustment	386	(3)	1,009
Tax impact on actuarial losses	119	130	597

Total deferred tax	505	127	1,606
Current tax
Tax on net loss on foreign exchange adjustment	22	43	—

Total current tax	22	43	—

Tax credit in the statement of comprehensive income	527	170	1,606

Tax relating to items credited to retained reserves:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Current tax
Net gain on share options exercised	(424)	(377)	(143)

Total current tax	(424)	(377)	(143)
Deferred tax
Tax impact on share-based payment	(5,289)	(1,807)	2,421

Total deferred tax	(5,289)	(1,807)	2,421

Total charge/ (credit) to retained reserves	(5,713)	(2,184)	2,278

The reasons for the difference between the actual tax charge and the rate of corporation tax in the UK applied are as follows:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Expected tax expense based on the standard rate in the UK of 22.5% (2013: 23.8%; 2012: 25.5%)	3,776	4,322	6,616
Tax losses not recognized in current period	3,945	2,000	1,591
Utilization of previously unrecognized tax losses	(4,283)	(304)	(1,356)
Adjustments for provision in prior periods	617	(468)	(1,863)
Expenses not deductible for tax purposes and income not subject to tax	(2,881)	(2,181)	1,041
Different tax rates applied in overseas jurisdictions	4,484	4,736	4,068
Changes of tax rate on timing differences	(256)	93	(111)
Recognition of previously unrecognized amounts	—	—	(66)

Total tax expense on operations	5,402	8,198	9,920

The breakdown of profit (loss) before tax by country was as follows:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
United States	19,654	31,621	29,703
United Kingdom	(6,599)	(19,451)	(10,827)
All other countries	3,726	6,029	8,556

Profit on continuing operations	16,781	18,199	27,432

Loss on discontinued operations	—	—	(1,488)

Total profit before tax	16,781	18,199	25,944

The breakdown of tax expense (benefit) by country was as follows:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
United States	5,756	7,041	8,170
United Kingdom	(1,475)	(1,369)	(450)
All other countries	1,121	2,526	2,275

Total tax expense on continuing operations	5,402	8,198	9,995

Tax (benefit) on discontinued operations	—	—	(75)

Total tax expense	5,402	8,198	9,920

The Company operates in various countries with tax rates ranging from 8% to 35%. The company has incurred tax losses in certain jurisdictions, primarily the United Kingdom. Because there is no expectation of sufficient future income in the United Kingdom to permit utilization of the losses carried forward, no deferred tax asset has been recognized with respect to the losses carried forward. The following presents the impact temporary differences have on the financial statements.

	Intangible assets	Accelerated tax depreciation	Share based payment relief	Available losses	Short term timing difference	Total
	($ in thousands)
As of June 30, 2011	(6,247)	(1,843)	4,992	1,354	205	(1,539)

Credit/ (charge) to income statement	2,165	509	730	(1,354)	484	2,534
Credit/ (charge) to equity	80	—	(2,421)	—	1,572	(769)
Acquisition	(4,356)	—	—	—	—	(4,356)
Currency exchange movements	(17)	—	—	—	398	381

As of June 30, 2012	(8,375)	(1,334)	3,301	—	2,659	(3,749)

Credit/ (charge) to income statement	1,910	703	26	1,084	553	4,276
Credit/ (charge) to equity	—	—	1,807	—	127	1,934
Acquisition	(2,982)	—	—	327	63	(2,592)
Reclassification	(346)	(26)	—	—	372	—
Currency exchange movements	65	(2)	(110)	(34)	(45)	(126)

As of June 30, 2013	(9,728)	(659)	5,024	1,377	3,729	(257)

Credit to income statement	2,712	731	664	(2,095)	(145)	1,867
Credit to equity	—	—	5,289	—	(417)	4,872
Acquisition	(4,355)	(6)	—	9,139	(2,168)	2,610
Reclassification	—	—	—	39	(39)	—
Currency exchange movements	(276)	9	4	372	(130)	(21)

As of June 30, 2014	(11,647)	75	10,981	8,832	830	9,071

Deferred tax is recognized at the latest enacted rate for UK temporary differences, 20% (2013 and 2012: 23% and 24%, respectively).

Details of deferred tax assets and liabilities are shown below:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Deferred tax assets
Net operating loss carryforwards	8,832	1,377
Intangible assets	601	—
Different depreciation	235	80
Share-based payment relief	10,981	5,023
Other temporary and deductible differences*	6,562	7,870

	27,211	14,350

Deferred tax liabilities
Intangible assets	12,248	9,728
Different depreciation	160	738
Other temporary and deductible differences*	5,732	4,141

Total deferred tax liabilities	18,140	14,607

Net deferred tax (liabilities)	9,071	(257)

*	Other temporary and deductible timing differences include the deferred tax effect on accruals, deferred income, R&D expenses, unrealized foreign exchange, defined benefit pensions, defined benefit plans, and provisions, which in certain jurisdictions only attract a tax deduction when utilized or realized.

Deferred tax liabilities have been recognized on all temporary differences giving rise to deferred tax liabilities, except to the extent they are not required to be recognized, which amounts to $4.0 million. Deferred tax assets have been recognized in respect of tax losses and other temporary differences where it is probable that these assets will be recovered. As of June 30, 2014, the Company has an unrecognized deferred tax asset on losses of $11.5 million (2013: $11.8 million) which can be offset against future profits. These losses can be carried forward indefinitely, with the exception of $4.3 million which can be carried forward for seven years.

Factors that may affect future tax charges

The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax from 23% to 21% effective from April 1, 2014 and to 20% effective from April 1, 2015, was substantively enacted on July 3, 2013. These rate reductions have been reflected in the calculation of deferred tax as of June 30, 2014.

NOTE 10    EARNINGS PER SHARE

The table below presents the computation of basic and diluted earnings per share:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands, except per share data)
Income/(loss) from continuing operations, after tax	11,379	10,001	17,437

Earnings/(loss) per share from continuing operations
Basic	0.13	0.12	0.20

Diluted	0.12	0.11	0.19

The Company issued an additional 2.3 million shares as a result of the initial public offering on the NASDAQ Global Market Select in the United States effective December 5, 2013. The calculation of basic and diluted earnings per share for all periods presented has been adjusted retrospectively to include the additional shares, for comparability.

The difference between the diluted and basic calculation is due to the additional shares that would be issued on the conversion of all the dilutive common shares. The table below presents the computation of basic and diluted shares:

	For the Year Ended June 30,
	2014	2013	2012
	(shares in millions)
Basic weighted average number of ordinary shares (excluding employee benefit and treasury shares)	87.6	86.7	86.2
Dilutive impact of share options	2.6	1.6	2.1
Dilutive impact of Long Term Incentive Plan (LTIPs)	3.9	2.7	2.5

Diluted weighted average number of shares	94.1	91.0	90.8

NOTE 11    INTANGIBLE ASSETS

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	($ in thousands)
Cost
As of June 30, 2013	179,772	67,055	20,982	267,809
Acquisitions	25,877	17,000	18	42,895
Additions	—	—	1,642	1,642
Other changes	135	—	—	135
Foreign exchange translation effects	4,691	1,951	256	6,898

As of June 30, 2014	210,475	86,006	22,898	319,379

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	($ in thousands)
Amortization
As of June 30, 2013	20,086	40,216	17,718	78,020
Amortization to expenses	—	8,933	2,887	11,820
Amortization to revenue	—	74	—	74
Disposals	—	—	(100)	(100)
Foreign exchange translation effects	4	698	251	953

As of June 30, 2014	20,090	49,921	20,756	90,767

Net book value as of June 30, 2014	190,385	36,085	2,142	228,612

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	($ in thousands)
Cost
As of June 30, 2012	167,304	60,290	19,805	247,399
Acquisitions	11,911	7,150	—	19,061
Additions	—	—	920	920
Disposals	—	—	(6)	(6)
Other changes	—	26	108	134
Foreign exchange translation effects	557	(411)	155	301

As of June 30, 2013	179,772	67,055	20,982	267,809

Amortization
As of June 30, 2012	20,089	33,488	14,464	68,041
Amortization to expenses	—	6,707	2,959	9,666
Amortization to revenue	—	156	—	156
Disposals	—	—	(6)	(6)
Other changes	—	(9)	140	131
Foreign exchange translation effects	(3)	(126)	161	32

As of June 30, 2013	20,086	40,216	17,718	78,020

Net book value as of June 30, 2013	159,686	26,839	3,264	189,789

Amortization of intangible assets for licenses and similar rights is presented in operational expenses by function on a cost allocation basis.

NOTE 12    GOODWILL

Goodwill is evaluated for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company has identified a single cash generating unit (CGU) and performs an annual evaluation as of April 1 each year. Upon completion of the April 2014 annual impairment assessment, the Company determined that no impairment was indicated. As of June 30, 2014, the Company is not aware of any significant indicators of impairment that exist for goodwill that would require additional analysis.

Goodwill acquired through business combinations has been allocated for impairment testing purposes to the Company’s single CGU, which also forms the sole operating and reportable segment, as the Company does not further evaluate or report information that would represent another CGU. Goodwill allocated to the CGU was $190.4 million in 2014 and $159.7 million in 2013.

The recoverable amounts of the CGU have been derived from a value in use calculation, using a three year cash flow projection from financial budgets approved by senior management. These forecasts have then been extrapolated for a further two years using management’s best estimate of expected growth rates derived from both past performance and expectations within the software industry. Forecasted operating cash flows for the value in use calculation are based on the following key assumptions: past experience of expected revenues and associated margins, future market inflation, tax rates, discount rates, and terminal growth rates.

Expected revenues and associated margins

Revenues and associated margins are based on average values achieved in the years preceding the start of the budget period and are increased over the future periods based on growth expected by management. Growth rates in future years are based on projections of the Company’s pre-tax cash flows over five years. In setting these assumptions the Company considers past experience, external sources of information, knowledge of competitor activity and assessment of future changes in the software industry. The three year period is covered by internal budgets and forecasts with a general growth rate of 5% used to extrapolate internal budgets and forecasts for the purposes of determining value in use. The methods used to determine recoverable amounts have remained consistent with the prior year.

Future market inflation

Inflation estimates are obtained from published indices for the countries from which revenues are sourced (principally for the US and Europe). .

Discounts rates

Discount rates are based on the Company’s weighted average cost of capital adjusted to reflect management’s assessment of specific risks related to the cash generating unit and geography. Discount rates were 12.27% in 2014 and 12.96% in 2013.

Terminal growth rates

Terminal growth rates apply to cash flows beyond five years and are based upon management’s expectation of long term growth rates. Rates used were 2.00% and 2.00% in 2014 and 2013, respectively.

The Company performs sensitivity analyses to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero. As a further check, the Company compares the Company’s market capitalization to the book value of net assets and this indicates a surplus at June 30, 2014 (and at June 30, 2013).

NOTE 13    PRINCIPAL SUBSIDIARY UNDERTAKINGS

The Company’s significant trading, operating, and holding entities are as follows:

Name of undertaking	Nature of operations	Country of incorporation	Proportion of ownership interest and voting rights
Altosoft Corporation	Research & Development / Sales & Distribution	United States	100%
Atalasoft, Inc.	Sales & Distribution	United States	100%
Kapow Technologies, A/S	Research & Development / Sales & Distribution	Denmark	100%
Kapow Technologies, GmbH	Sales & Distribution	Germany	100%
Kapow Technologies, Inc.	Sales & Distribution	United States	100%
Kapow Technologies, Ltd.	Sales & Distribution	England	100%
Kofax Inc.	Research & Development / Sales & Distribution / Management & Administration	United States	100%
Kofax Australia Pty Ltd	Sales & Distribution	Australia	100%
Kofax Austria GmbH	Research & Development / Sales & Distribution	Austria	100%
Kofax Benelux NV/SA	Sales & Distribution	Belgium	100%
Kofax Danmark A/S	Sales & Distribution	Denmark	100%
Kofax Deutschland AG	Sales & Distribution	Germany	100%
Kofax Development GmbH	Research & Development	Germany	100%
Kofax Development U.K., Ltd.	Holding entity	England	100%
Kofax France SAS	Sales & Distribution	France	100%
Kofax Holdings International Ltd.	Holding entity	England	100%

Name of undertaking	Nature of operations	Country of incorporation	Proportion of ownership interest and voting rights
Kofax India Pvt Ltd.	Research & Development	India	100%
Kofax Investments Ltd.	Holding entity	England	100%
Kofax Italia S.r.l.	Sales & Distribution	Italy	100%
Kofax Japan Co. Ltd.	Sales & Distribution	Japan	100%
Kofax Malaysia Sdn. Bhd.	Sales & Distribution	Malaysia	100%
Kofax ME FZE	Sales & Distribution	United Arab Emirates	100%
Kofax México S. De R.L. De C.V.	Sales & Distribution	Mexico	100%
Kofax Netherlands	Sales & Distribution	Netherlands	100%
Kofax Northern Ireland Limited	Research & Development / Sales & Distribution	Northern Ireland	100%
Kofax Portugal, S.A.	Sales & Distribution	Portugal	100%
Kofax Produtos de Imagem Do Brazil LTDA	Sales & Distribution	Brazil	100%
Kofax Resources Ltd.	Administration	England	100%
Kofax Schweiz AG	Sales & Distribution/ Administration	Switzerland	100%
Kofax Singapore Pte. Ltd.	Sales & Distribution	Singapore	100%
Kofax Software Ibérica S.A.U	Sales & Distribution	Spain	100%
Kofax South Africa (Pty) Ltd	Sales & Distribution	South Africa	100%
Kofax Sverige AB	Sales & Distribution	Sweden	100%
Kofax UK Ltd	Sales & Distribution/ Holding entity	England	100%
Kofax Vietnam Co., Ltd.	Research & Development	Vietnam	100%
Limited Liability Company Kofax Russia	Research & Development	Russia	100%
Singularity Ltd.	Research & Development / Sales & Distribution	United States	100%

NOTE 14    PROPERTY AND EQUIPMENT

	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
Cost
As of June 30, 2013	4,040	19,505	2,960	26,505
Additions	6	76	17	99
Disposals	229	2,120	84	2,433
Other changes	—	(81)	(21)	(102)
Foreign exchange translation effects	193	435	125	753

As of June 30, 2014	4,468	22,055	3,165	29,688

Accumulated depreciation
As of June 30, 2013	3,060	16,410	2,525	21,995
Depreciation expense	392	1,840	202	2,434
Disposals	—	(67)	(18)	(85)
Foreign exchange translation effects	211	412	110	733

As of June 30, 2014	3,663	18,595	2,819	25,077

Net book value as of June 30, 2014	805	3,460	346	4,611

	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
Cost
As of June 30, 2012	3,275	18,167	3,663	25,105
Additions	263	1,735	132	2,130
Disposals	(56)	(483)	(150)	(689)
Other changes	557	(27)	(717)	(187)
Foreign exchange translation effects	1	113	32	146

As of June 30, 2013	4,040	19,505	2,960	26,505

Accumulated depreciation
As of June 30, 2012	2,206	14,412	2,916	19,534
Depreciation expense	415	2,289	346	3,050
Disposals	(56)	(483)	(151)	(690)
Other changes	462	(47)	(620)	(205)
Foreign exchange translation effects	33	239	34	306

As of June 30, 2013	3,060	16,410	2,525	21,995

Net book value as of June 30, 2013	980	3,095	435	4,510

NOTE 15    OTHER NON-CURRENT ASSETS

	For the Year Ended June 30
	2014	2013
	($ in thousands)
Other receivables	752	—
Prepayments	2,089	2,601
Deposits	259	178
Security deposits	1,005	892

Total other non-current assets	4,105	3,671

NOTE 16    TRADE AND OTHER RECEIVABLES

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Trade receivables	59,273	62,170
Provision for doubtful accounts	(881)	(1,241)

Total trade receivables, net	58,392	60,929

The amounts above include VAT receivable, which is approximately 12% on a weighted average basis. Further analysis of these financial instruments is given in Note 21 Financial Instruments—Risks and Note 22 Financial Instruments—Fair Value.

Movements on provisions for doubtful accounts were as follows:

($ in thousands)
As of June 30, 2012	2,714
Reversal of charge	(639)
Amount written off	(796)
Foreign exchange translation effects	(38)

As of June 30, 2013	1,241
Reversal of charge	112
Amount written off	(489)
Foreign exchange translation effects	17

As of June 30, 2014	881

NOTE 17    OTHER CURRENT ASSETS

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Other receivables	2,210	3,105
Inventories	1,138	1,800
Prepayments	6,342	5,552

Total other current assets	9,690	10,457

NOTE 18    TRADE AND OTHER PAYABLES

	Company
	2014	2013
	($ in thousands)
Trade payables	3,206	3,530
Other creditors	2,362	1,451
Creditors for taxation and social security	4,323	5,481
Accruals	27,079	25,042

Total trade and other payables	36,970	35,504

NOTE 19    PROVISIONS

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2013	586	644	8,090	1,411	10,731
Arising during the period	—	—	10,588	373	10,691
Reversed against income statement	—	—	(3,920)	(92)	(4,012)
Utilized during the period	(637)	(441)	(6,374)	(972)	(8,424)
Exchange differences	51	24	319	71	465

As of June 30, 2014	—	227	8,703	791	9,721

Current	—	227	4,775	248	5,251
Non-current	—	—	3,928	543	4,470

As of June 30, 2014	—	227	8,703	791	9,721

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2012	1,394	1,317	9,570	1,524	13,805
Arising during the period	—	—	10,055	485	10,540
Reversed against income statement	—	—	(1,543)	(148)	(1,691)
Utilized during the period	(863)	(722)	(9,933)	(440)	(11,958)
Exchange differences	55	49	(59)	(10)	35

As of June 30, 2013	586	644	8,090	1,411	10,731

Current	586	428	6,334	1,049	8,397
Non-current	—	216	1,756	362	2,334

As of June 30, 2013	586	644	8,090	1,411	10,731

The Company’s restructuring in 2012 involved the reorganization of various management and operational functions, and a second phase of the shared service center in EMEA. The restructuring in 2011 involved the reorganization of the operational structure mainly relating to hardware sales management layers, and the first phase of the shared service center, which resulted in a provision that was largely utilized in 2012. A total restructuring charge of $4.9 million was recognized in the Consolidated Income Statement for the year ended June 30, 2012. No restructuring charges have been recognized for the years ended June 30, 2014 and June 30, 2013.

As part of the restructuring announced in 2011, a number of the properties under operating lease became onerous. The year-end provision represents the Company’s estimate of the net cost expected to arise across the remaining life of the leases on these underutilized properties, which is between one and two years.

Contingent consideration relates to deferred payments related to acquisitions. For the twelve month period ended June 30, 2014, contingent consideration arising of $10.6 million related to deferred consideration of $7.1 million relating to the acquisition of Kapow, and increases to the fair value of contingent consideration related to the purchase of Altosoft based on subsequent reassessments of the fair value of the liability. For the twelve month period ended June 30, 2013, contingent consideration arising of $10.1 million related to deferred consideration of $4.0 million relating to the acquisition of Altosoft, and the accretion of estimated retention and earnout payments over the service period related to the purchase of Singularity.

Amounts reversed against the income statement during the twelve months ended June 30, 2014 and 2013 represent periodic downward revisions to the fair value of contingent consideration related to the acquisition of Singularity. Amounts utilized during the period represented cash payments on deferred consideration of $6.4 million and $9.9 million during the twelve months ended June 30, 2014 and 2013, respectively.

Payments during the twelve months ended June 30, 2014 related to $3.3 million of deferred consideration and retention bonuses paid related to the Altosoft acquisitions, $1.9 million related to the first installment of deferred consideration paid related to the acquisition of Kapow, and $1.2 million of contingent consideration related to the acquisition of Atalasoft. During the twelve months ended June 30, 2013 payments related to $7.9 million of deferred consideration and retention bonuses paid related to the Singularity acquisition and $2.0 million of contingent consideration related to the acquisition of Atalasoft.

On August 1, 2014 the Company paid the second installment of Kapow deferred consideration of $2.3 million with the remaining deferred consideration to be released upon the two year anniversary of the acquisition.

NOTE 20    FINANCIAL INSTRUMENTS—RISK MANAGEMENT

The Company has various financial assets including trade receivables and cash, which arise directly from its operations. The Company’s principal financial liabilities, other than derivatives, comprise of trade payables and financial accruals.

The principal risks facing the Company’s financial assets are interest rate risk, liquidity risk, foreign exchange risk and credit risk. The policy for managing these risks is set by the Board and implemented by the Company’s finance department. Certain risks are managed centrally, whilst others are managed locally following guidelines communicated by the central finance team.

The policy for each of the above mentioned risks is outlined in more detail below.

Foreign currency risk

The Company’s operations are diversified geographically and are therefore exposed to foreign currency risks primarily related to the euro, British pound and Swiss franc. Exchange risks predominantly relate to the revaluation of balances associated with intercompany transactions.

The Company operates under a transfer pricing model, where software licenses and maintenance services are sold internally to intercompany re-sellers. Such transactions are denominated in the applicable functional currency of the re-seller, therefore the Company intellectual property owner carries the exchange risk, which is recorded in the Consolidated Income Statements on settlement of the intercompany obligation.

The Company is also subject to foreign currency risk associated with customer transactions in varying currencies and cash deposits held in non-functional currencies.

The following table demonstrates the sensitivity to a reasonable change in the Company’s key currency exchange rates, with all other variables held constant, of the Company’s profit before tax and equity, due to changes in fair values of monetary assets and liabilities.

	Change in rate	Effect on result before taxes	Effect on equity
		($ in thousands)
2014
Euro	+10%	(4,445)	(659)
	-10%	4,445	659
British pound	+10%	313	(4,735)
	-10%	(313)	4,735
Swiss franc	+10%	2,008	—
	-10%	(2,008)	—

	Change in rate	Effect on result before taxes	Effect on equity
		($ in thousands)
2013
Euro	+10%	(603)	(627)
	-10%	603	627
British pound	+10%	2,572	(4,210)
	-10%	(2,572)	4,210
Swiss franc	+10%	527	—
	-10%	(527)	—

Interest rate risk

The Company utilizes both fixed and floating interest rates, and assesses the risk and reward associated with these rates when acquiring new financial assets or liabilities. The Company has no interest bearing liabilities, but is exposed to interest rate risk resulting from changes in the market interest rate on its interest bearing assets.

Assets at floating rates expose the Company to cash flow interest risks, while interest bearing assets at fixed rates expose the Company to fair value interest risk. The Company’s floating rate financial assets are based on variable bank deposit rates.

The following sensitivity analysis shows the impact on the Company of a reasonable change in the floating interest rate, which is predominantly based upon LIBOR plus an agreed premium.

The currency and the average weighted interest rate profile of the Company’s financial assets and liabilities are as follows:

Financial assets

	Floating rate		Fixed rate		Interest free assets	Total
	Rate	Balance	Rate	Balance
	($ in thousands)
2014
British pound	—%	(8)	—%	8,534	6,002	14,528
U.S. dollar	0.84%	272	0.15%	55,011	33,191	88,474
Euro	—%	3	—%	14,187	13,502	27,692
Swiss franc	—%	—	—%	3,249	2,002	5,251
Other	—%	2,284	3.03%	6,099	7,010	15,393

Total		2,551		87,080	61,707	151,338

2013
British pound	—%	40	—%	2,559	8,859	11,458
U.S. dollar	—%	—	0.01%	68,050	31,550	99,600
Euro	0.17%	1	0.07%	12,784	18,245	31,030
Swiss franc	—%	—	0.07%	1,004	1,428	2,432
Other	—%	1,444	3.43%	7,531	4,507	13,482

Total		1,485		91,928	64,589	158,002

Financial liabilities

Interest free liabilities
($ in thousands)
2014
British pound	2,648
U.S. dollar	21,071
Euro	4,364
Swiss franc	884
Other	2,928

31,895

2013
British pound	5,236
U.S. dollar	18,552
Euro	3,907
Swiss franc	701
Other	1,803

30,199

The impact of a one percent increase or decrease in interest rates would not have a material effect on the Company’s Consolidated Income Statements.

Liquidity risk

The Company holds zero-balancing cash concentration structures in the U.S. and EMEA regions. At the close of each business day, bank accounts attached to the concentration structure are swept such that their closing balance is zero, either transferring to or drawing down from the applicable header accounts. This has strengthened the Company’s liquidity management, resulting in fewer manual intercompany cash transactions and enhanced oversight and reporting of Company cash.

The Company’s policy is to maintain sufficient cash balances of the required currencies to meet financing obligations. The central finance department monitors its risk to a local shortage of funds and considers the frequency and timing of significant cashflows accordingly.

The contractual maturities of Company financial liabilities are as follows, at June 30:

	0-90 days	90-180 days	180-360 days	360-720 days	More than 720 days	Total
	Neither past due or impaired
	($ in thousands)
2014
Trade payables	3,106	89	11	—	—	3,206
Other creditors	6,079	—	2,309	2,500	—	10,888
Accruals (financial)	16,476	927	266	45	87	17,801
Current financial liabilities	—	—	—	—	—	—
Non-current financial liabilities	—	—	—	—	—	—

Total financial liabilities	25,661	1,016	2,586	2,545	87	31,895

2013
Trade payables	3,422	104	4	—	—	3,530
Other creditors	1,454	1	—	—	—	1,455
Accruals (financial)	17,019	18	56	31	—	17,124
Current financial liabilities	2,392	1,764	2,178	—	—	6,334
Non-current financial liabilities	—	—	—	1,756	—	1,756

Total financial liabilities	24,287	1,887	2,238	1,787	—	30,199

The financial accruals reported in the table above exclude non-financial accruals in the amount of $9.3 million (2013: $7.9 million), which were included in the balance sheet amount of $27.1 million (2013: $25.0 million).

Borrowing facility

On August 11, 2011, the Company entered into a secured revolving line of credit that provides for borrowings of up to $40.0 million, and is secured by the Company’s assets, including those of subsidiaries. The revolving credit facility is subject to affirmative and negative covenants, including meeting defined EBITDA milestones, leverage and liquidity ratios. As of June 30, 2014, the Company is in compliance with these covenants. As of June 30, 2014, the Company had $39.5 million available under the revolving line of credit, after having used $0.5 million for the commitment of certain standby letters of credit in relation to facility leases. Borrowings under the revolving line of credit accrue interest at a rate equal to LIBOR plus 1.50% to 1.75% plus a base rate of 0.00% to 0.25%.

Credit risk

Cash and other short term deposits are primarily invested with global top tier commercial banks. As a consequence of the current economic environment, a risk assessment has been performed by management, including analysis of the credit quality rating of the Company’s banks, with no adverse actions resulting.

The Company is exposed to credit risks arising from sales transactions. To mitigate this, credit checks are performed on all new customers before entering into contracts. Furthermore, the Company has implemented an escalating set of securitization measures including letters of credit and bank guarantees. For certain high risk customers the risk of default is insured through various third party providers.

The overall Company debtor exposure is managed centrally and respective measures and actions are taken to proactively monitor potential new credit exposures.

The amounts recorded in the Consolidated Statement of Financial Position reflect the Company’s maximum credit risk exposure, taking into consideration any credit insurance coverage. Due to the small number of large transactions with individual customers the Company considers the possibility of a credit risk concentration low. The ages of trade and other receivables for the Company were as follows, at June 30:

	Neither past due or impaired	0-90 days	90-180 days	180-360 days	More than 360 days	Total
	($ in thousands)
2014
Trade receivables, net	49,444	8,328	608	13	—	58,393
Other receivables	2,745	15	—	—	554	3,314

Total receivables	52,189	8,343	608	13	554	61,707

2013
Trade receivables, net	50,278	10,041	425	20	165	60,929
Other receivables	1,458	4	—	2,009	189	3,660

Total receivables	51,736	10,045	425	2,029	354	64,589

Trade and other receivables of $9.5 million (2013: $12.9 million), net of provision for doubtful accounts of $0.9 million (2013: $1.2 million), were past due but not impaired. These net amounts relate to customers where there has been no history of default and are considered fully recoverable.

Finance management performs a bad debt review at each reporting period, taking into account the credit quality of customers, past payment history and current economic conditions. Overall, the credit quality of customers is considered high. The credit checks performed prior to taking on new customers are designed to ensure that this quality is upheld.

Hedging activities

The Company has a formal hedging policy and benefits from natural foreign exchange hedging. Specific high value foreign currency balances are hedged through forward contracts at the discretion of executive management and the Board of Directors.

The settlement of such contracts during the year ended June 30, 2014 gave rise to a net $0.6 million realized loss in the consolidated income statements (2013: $0.1 million realized gain).

At June 30, 2014 the Company has two open forward contracts to hedge foreign currency exposure on 9.2 million South African rand ($0.8 million) of cash deposits held in South Africa and 9 million Euro ($12.4 million). The fair value of the forward contracts at the balance sheet date represents an immaterial liability and has a maturity date of September 30, 2014.

The Company does not apply hedge accounting for these forward contracts or any other hedging activity.

Capital Management

Finance management considers share capital, share premium and retained earnings to be the capital of the Company. The primary objective with regard to capital management is to ensure that a strong credit rating and robust capital ratios are maintained in order to support the business and maximize shareholder value. Currently, operations are funded by the use of operating cash flows. The Company does not have a prior history of paying dividends and management does not anticipate making such distributions in the immediate future, rather utilizing cash to support the operation and finance the growth and development of the business. The Company was in compliance with all debt covenants at each reporting period end.

The Company also holds capital in treasury and employee benefit trusts with the primary intent to maintain its capital structure and to hold shares available for issuance to employees under stock based compensation plans.

NOTE 21    FINANCIAL INSTRUMENTS—FAIR VALUE

Categories of financial instruments

There is no significant difference between the fair value of the financial assets and liabilities of the Company and their carrying value in the accounts. This is due to management measuring forward contracts at each year end, large deposits and cash balances in stable currencies and limited exposure to financial liabilities.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: Quoted (unadjusted) prices in active markets for identical asset or liabilities

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of deferred consideration has been calculated based on management’s review of underlying variables and best assessment regarding the probability of contingent events occurring.

The fair value of foreign currency forward contracts is established based on market value advice received by management from the issuing bank.

	June 30, 2014
	Total	Amortized Cost	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	89,631	—	89,631	—	—
Foreign currency forward contracts	58	—	—	58	—
Trade and other receivables	61,649	61,649	—	—	—

Total assets measured at fair value	151,338	61,649	89,631	—	—

Liabilities measured at fair value
Trade and other payables	23,192	23,192	—	—	—
Contingent consideration	8,703	—	—	—	8,703

Total liabilities measured at fair value	31,895	23,192	—	—	8,703

	June 30, 2013
	Total	Amortized Cost	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	93,413	—	93,413	—	—
Trade and other receivables	64,589	64,589	—	—	—

Total assets measured at fair value	158,002	64,589	93,413	—	—

Liabilities measured at fair value
Trade and other payables	22,100	22,100	—	—	—
Foreign currency forward contracts	9	—	—	9	—
Contingent consideration	8,090	—	—	—	8,090

Total liabilities measured at fair value	30,199	22,100	—	9	8,090

The tables above exclude non-financial receivables of $10.5 million (2013: $8.9 million) and non-financial payables of $13.8 million (2013: $13.4 million), which are included in the Statements of Financial Position.

During the reporting period ended June 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements.

A reconciliation of fair value measurements of level 3 financial instruments is disclosed below:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the year	(8,090)	(9,570)
Contingent consideration payments	6,374	9,933
Fair value of contingent consideration from acquisition	(10,588)	(10,055)
Change in fair value of contingent consideration	3,920	1,543
Foreign exchange translation effects	(319)	59

End of the year	(8,703)	(8,090)

NOTE 22    EMPLOYEE BENEFITS

a) Defined contribution schemes

The Company operates a number of defined contribution pension schemes on behalf of the employees of different subsidiary undertakings. The assets are held separately from those of the subsidiaries, in independently administered funds. The pension charges recognized in the Consolidated Income Statements represent contributions payable by the companies to the funds and amounted to $1.4 million (2013: $1.3 million). No contributions were outstanding at year end.

b) Defined benefit schemes

The table below shows the movements in the net defined benefit obligation across the current and prior year. Significant defined benefit schemes are operated in Switzerland, Austria, and Italy with four smaller schemes in France, United Arab Emirates, Mexico and India.

A reconciliation of the deficit on the defined benefit schemes benefits for the Company is disclosed below:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the period	3,018	2,259
Current service cost	764	629
Past service cost	(33)	—
Net interest cost	78	15
Re-measurement gains/(losses) in other comprehensive income:
Return on plan assets (excluding amounts included in net interest expense)	(195)	(223)
Actuarial change arising from changes in financial assumptions	295	437
Effect of experience adjustments	292	400
Actuarial changes arising from changes in demographic assumptions	—	195
Increase due to plan combination	41	—
Benefit payments from employer	(26)	—
Contributions by the Company	(332)	(712)
Exchange loss on foreign plans	176	18

End of the period	4,078	3,018

Represented by
Swiss defined benefit scheme arrangements	2,025	1,537
Austrian defined benefit scheme arrangements	1,158	993
Italian defined benefit scheme arrangements	460	280
United Arab Emirates defined benefit scheme arrangements	179	132
Indian defined benefit scheme arrangements	93	(6)
French defined benefit scheme arrangements	91	44
Belgium defined benefit scheme arrangements	35	—
Mexican defined benefit scheme arrangements	37	38

Total	4,078	3,018

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	764	629
Past service cost	33	—
Analysis of the amount credited to other finance income
Net interest cost	78	15
Analysis of amount recognized in Consolidated Statements of Comprehensive Income
Return on plan assets (excluding amounts included in net interest expense)	(195)	(223)
Actuarial changes arising from changes in demographic assumptions	295	437
Effect of experience adjustments	292	400
Actuarial changes arising from changes in demographic assumptions	—	195
Increase due to plan combinations	41	—
Exchange differences (gain)/loss	176	18
Actual return on plan assets—$	273	355
Actual return on plan assets—%	5.03%	8.42%

Actuarial gains/ (losses) are charged in the Consolidated Statement of Comprehensive Income.

The cumulative actuarial loss recognized in the Consolidated Statement of Comprehensive Income upon the transition to IFRS was $0.7 million. Management is unable to determine how much of the pension scheme deficit recognized on transition to IFRS, and taken directly to equity on the Company, is attributable to actuarial gains and losses since inception of those pension schemes. Consequently, Management is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated Statement of Comprehensive Income before the transition to IFRS. The expected contributions payable to the schemes for the next fiscal year amount in total to $0.4 million (2013: $0.3 million).

History of experience of gains and losses

	Funded pension scheme—Switzerland
	2014	2013	2012	2011	2010
	($ in thousands)
Fair value of scheme assets	5,434	4,213	3,311	4,030	4,329
Present value of defined benefit obligation	(7,459)	(5,750)	(4,381)	(5,601)	(6,543)

Deficit in the scheme	(2,025)	(1,537)	(1,070)	(1,571)	(2,214)

Experience adjustments arising on plan liabilities	226	355	(530)	(702)	790
Experience adjustments arising on plan assets	195	223	(8)	133	186

	Other post-employment schemes—Austria
	2014	2013	2012	2011	2010
	($ in thousands)
Present value of defined benefit obligation	1,158	993	766	729	624
Experience adjustments arising on plan liabilities	(14)	24	129	12	—

	Other post-employment schemes—Italy
	2014	2013	2012	2011	2010
	($ in thousands)
Present value of defined benefit obligation	460	280	254	523	799
Experience adjustments arising on plan liabilities	72	(12)	—	—	—

Funded pension scheme—Switzerland

The most significant funded pension scheme is operated by two subsidiary undertakings in Switzerland for their employees. The scheme is managed by a corporate trustee who is accountable to the pension scheme members. Management has reviewed the terms and conditions of the scheme, in particular with regard to the mechanism for funding any deficit that might arise. Although the scheme has many of the characteristics of a defined contribution scheme, the scheme effectively includes a minimum guaranteed annuity rate, any shortfall in which the trustee would normally ask the employer to contribute.

The contributions made during the year by the Company amount to $0.3 million (2013: $0.6 million). Contribution rates in percentages of the insured salary payable by the Company vary from 5% to 20%, depending on age of the employee.

The pension cost relating to this scheme was assessed in accordance with the advice of a qualified actuary using the projected unit method. The most recent valuation, at June 30, 2014, indicated that, on the basis of service to date and current salaries, the scheme‘s assets were sufficient to meet 73% (2013: 74%) of its liabilities.

The average duration of the defined benefit plan obligation at the end of the reporting period is 20.4 years (2013: 19.8 years)

A full actuarial valuation of the defined benefit scheme was carried out in June 2013, by a qualified independent actuary, on an IAS 19 basis.

	For the Year Ended June 30,
	2014	2013
Rate of increase in salaries	1.50%	2.15%
Rate of increase in pensions in payment	0.00%	0.00%
Rate of increase in mortality assumptions	0.00%	0.00%
Discount rate	2.00%	2.20%

Sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in Assumption	Impact on Scheme Liabilities	%
		($ in thousands)
Discount rate	1.00%	1,751	23.48%
	(1.00)%	(1,289)	(17.28)%
Rate of salary increases	0.50%	262	3.52%
	(0.50)%	(252)	(3.38)%

The expected contributions for the next fiscal year amount in total to $0.4 million (2013: $0.3 million).

The assets in the scheme and the expected long term rate of return are discussed below:

	For the Year Ended June 30,
	2014		2013
	Rate	Balance	Rate	Balance
	($ in thousands)
Cash	0.20%	297	—	—
Equity instruments	5.80%	1,904	6.00%	1,452
Debt instruments	1.57%	2,685	1.67%	2,313
Property	4.00%	548	4.00%	448

Total market value of assets		5,434		4,213

Present value of scheme liabilities		(7,459)		(5,750)

Deficit		(2,025)		(1,537)

The overall expected rate of return on assets is determined based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. No deferred tax asset has been recognized on the pension scheme liability as its future recoverability is uncertain. A reconciliation of scheme assets is disclosed below:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the year	4,213	3,311
Interest income	101	131
Contributions by participants	332	292
Contributions by the Company	332	568
Benefits paid	53	122
Insurance premiums for risk benefits	(148)	(136)
Actuarial (loss)	195	(52)
Exchange differences on (loss)	356	(23)

End of the year	5,434	4,213

A reconciliation of scheme liabilities is disclosed below:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the year	5,750	4,381
Interest cost	129	97
Current service cost	539	414
Past service cost	(67)	—
Employee contributions	332	292
Benefits paid	53	122
Insurance premiums for risk benefits	(148)	(136)
Effect of change in financial assumptions	181	43
Effect of experience adjustments	226	355
Effect of changes in demographic assumptions	—	195
Exchange differences (gain)	464	(13)

End of the year	7,459	5,750

A reconciliation of the amounts charged to the consolidated Income Statements and Consolidated Statements of Comprehensive Income are disclosed below:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	539	414	478
Past service costs	(67)	—	—
Analysis of other finance income
Expected return on pension scheme assets	28	(34)	—

Total other finance income	28	34	—

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Analysis of amount recognized in consolidated statements of comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	(195)	52
Effect of change in financial assumptions	181	43
Effect of experience adjustments	226	355
Effect of experience adjustments	—	196
Exchange losses	(108)	(10)

Other post-employment schemes—Austria

The Company operates an end of service scheme for its current employees, which meets the definition of a defined benefit scheme under IAS 19. The benefits are based on the remuneration and the years of service. The principal actuarial assumptions used were as follows:

	For the Year Ended June 30,
	2014	2013
Discount rate	3.00%	3.25%
Salary increase	2.50%	2.50%

The amounts included in the Consolidated Statements of Financial Position are as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the year	993	766
Expense recognized in consolidated income statements	88	75
Actuarial loss	39	100
Settlement	(14)	24
Exchange differences (gain)/ loss	52	28

End of the year	1,158	993

A reconciliation of the amounts charged to the consolidated Income Statements and Consolidated Statements of Comprehensive Income are disclosed below:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	54	43	40
Analysis of other finance income
Interest on pension scheme liabilities	34	32	35

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Analysis of amount recognized in consolidated statements of comprehensive income
Effect of change in financial assumptions	39	100
Effect of experience adjustments	(14)	24
Exchange losses	52	28

Other post-employment schemes—Italy

The Company recognizes a liability in respect of a post-employment benefit plan in Italy for employee termination indemnities (TFR). The benefits, which become payable on departure of the employee, accrue after each year of service and are based upon the remuneration received in that year. The amount payable is increased each year by inflation. Due to changes introduced by Italy’s Finance Act, benefits accruing after January 1, 2007 are treated as defined contributions and accounted for accordingly. Benefits that arose prior to January 1, 2007 are treated as defined benefits and therefore accounted for in accordance with the provisions of IAS 19 for this type of plan. The principal actuarial assumption used was as follows:

	For the Year Ended June 30,
	2014	2013
Inflation rate	2.00%	2.00%

The amounts included in the Consolidated Statements of Financial Position are as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the year	280	254
Expense recognized in consolidated income statement	99	91
Actuarial (gain)	13	—
Employer direct benefit payments	72	(12)
Settlement	(21)	(62)
Exchange losses	17	9

End of the year	460	280

A reconciliation of the amounts charged to the consolidated Income Statements and Consolidated Statements of Comprehensive Income are disclosed below:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	92	83	113
Analysis of other finance income
Interest on pension scheme liabilities	7	8	—

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Analysis of amount recognized in consolidated statements of comprehensive income
Effect of change in financial assumptions	13	—
Effect of experience adjustments	72	(12)
Exchange losses	16	9

NOTE 23    SHARE CAPITAL

The equity share capital of the Company is as follows:

	Issued, called up and fully paid
	Shares	$ in thousands
As of June 30, 2012	93,998,478	94
Issued under option scheme	708,415	1

As of June 30, 2013	94,706,893	95
Issued under option scheme	210,701	—
Issued through initial public offering	2,300,000	2

As of June 30, 2014	97,217,594	97

In 2013, the shareholders authorized 250 million common shares, equating to a share capital value of $0.3 million.

Par value per share of the Company’s common share amounts to $0.001. There is one class of common share in issue. Each common share ranks pari passu with regards to income, voting rights and return of capital on a winding up or otherwise. The holders of each common share shall be entitled to receive profits of the Company, which may be distributed by way of dividends or profits or assets of the Company on a winding up in proportion to the amounts paid up, or credited as paid up, on such common shares. The holders of each common share shall be entitled to one vote at any general meeting of the Company, and on a poll, every holder of an common share shall have one vote for every share. There are no restrictions on the transfer of fully paid securities in the Company contained in the articles of association.

The consideration received upon the issuance of shares following the exercise of options and new share capital issued was $13.0 million (2013: $1.9 million). All shares rank pari passu, with the exception of shares held by the ESOP, which rank pari passu only upon exercise. The number of outstanding shares of the Company is as follows:

Outstanding shares at June 30, 2012	83,689,276
Issued under option and LTIP scheme	708,415
Issued under option and LTIP scheme with EBT shares	812,045
Repurchase of shares to be held by the EBT	(210,000)

Outstanding shares at June 30, 2013	84,999,736
Issued under option and LTIP scheme	210,701
Issued under option and LTIP scheme with EBT shares	736,291
Issued through initial public offering	2,300,000
Repurchase of shares to be held by the EBT	(725,000)

Outstanding shares at June 30, 2014	87,521,728

The following describes the nature and purpose of the reserve balances:

Reserve	Description and purpose

Share premium account	Amount subscribed for share capital in excess of nominal value.

Currency translation adjustment	Gain/ (loss) arising on the retranslation of foreign operations’ net assets into U.S. Dollars.

Merger reserve	Reserve arising on consolidation to reflect the fair value of shares issued as consideration for acquisitions where the shares were recorded at nominal value.

Treasury shares	Weighted average cost of Kofax Limited shares held by the Company. At June 30, 2013 the Company held 5,068,374 shares in treasury (2013: 5,068,374).

Employee benefit shares	Weighted average cost of Kofax Limited shares held by the Company’s trusts. At the year end, the Company’s trusts held 4,627,492 shares (2013: 4,638,783 shares).

Retained earnings	Cumulative net gains and losses recognized in the Consolidated Income Statement and in the Consolidated Statement of Comprehensive Income, excluding those items recognized in other reserves.

NOTE 24    SHARE-BASED PAYMENTS

Share option scheme

The Company operates an equity-settled share-based remuneration scheme, granting at its discretion share options of the Company to executive Directors, management and certain other employees.

The exercise price of the options is equal to the market price of the underlying shares on the date of grant. Vesting is dependent on the employee remaining in continued employment over the stipulated vesting period. Options vest and are exercisable after one year from the date of grant with 6.25% vesting each three months thereafter, until fully vested after four years and expire ten years from the date of grant, if unexercised.

The fair value of share options granted is estimated at the date of the grant using the Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted.

The following options of common shares (denominated in United States dollar or translated at the mid-market rate for the pound expressed as U.S. dollars per £1.00 on the date of grant) have been granted to employees of the Company and remain outstanding at June 30, 2014.

	For the Year Ended June 30,
	2014		2013		2012
	Weighted average exercise prices	Shares	Weighted average exercise prices	Shares	Weighted average exercise prices	Shares
Beginning of the year	$3.52	5,385,762	$3.97	6,433,601	$3.71	6,957,154
Granted during the year	$6.82	582,000	$4.51	323,900	$4.56	627,000
Exercised during the year	$3.52	(755,950)	$2.95	(918,009)	$2.60	(556,608)
Forfeited during the year	$5.11	(267,118)	$3.93	(453,730)	$2.87	(593,945)

End of the year	$3.84	4,944,694	$3.52	5,385,762	$3.97	6,433,601

Of the total number of options outstanding at the end of the year, 4.1 million (2013: 4.3 million and 2012: 4.1 million) had vested and were exercisable at the end of the year at an average exercise price of $3.34 (2013: $3.32 and 2012: $3.22). During the year 38,875 options expired (2013: 10,000 and 2012: 4,000). The weighted average share price (at the date of exercise) of options exercised during the year was $6.60 (2013: $4.70 and 2012: $4.62).

The exercise price of options outstanding at the end of the year ranged between $1.99 and $9.14 (2013: between $1.99 and $7.90 and 2012: between $1.37 and $7.90). The weighted average remaining contractual life is 5.7 years (2013: 6.2 years and 2012: 7.0 years). The weighted average fair value of each option granted during the year was $2.78 (2013: $1.79 and 2012: $1.56).

The following table presents the options outstanding as of the end of the each year presented:

	For the Year Ended June 30,
Exercise Price ($)	2014	2013	2012
	(Number of shares)
$1.00 – $1.99	100,000	132,813	199,213
$2.00 – $2.99	1,652,293	1,835,392	2,478,556
$3.00 – $3.99	1,190,120	1,677,182	2,044,357
$4.00 – $4.99	1,316,381	1,543,975	1,516,475
$5.00 – $5.99	211,400	56,400	5,000
$6.00 – $6.99	35,000	—	—
$7.00 – $7.99	428,500	140,000	190,000
$8.00 – $8.99	—	—	—
$9.00 – $9.99	11,000	—	—

Total	4,944,694	5,385,762	6,433,601

The determination of fair value using the Black-Scholes model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

Subsequent to the Company’s December 5, 2013 initial public offering, options granted will be satisfied using shares purchased on the NASDAQ Global Select Market. As such, the fair value of options granted subsequent to December 5, 2013, used assumptions based upon NASDAQ share trading information and stock prices for the Black-Scholes option-pricing model used.

Stock options granted during 2014 and 2013, prior to the Company’s initial public offering, were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended June 30,
	2014	2013	2012
Weighted average share price at date of grant	363p	286p	286p
Weighted average exercise price	363p	286p	286p
Expected volatility	44.2%	43.5%	43.0%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.8%	1.0%	1.1%
Expected option life	5.4 years	5.2 years	5.2 years

Expected volatility was determined taking into account historic volatility of the Company’s share price of common shares traded on the London Stock exchange.

Subsequent to the Company’s December 4, 2013 initial public offering, options granted will be satisfied using shares purchased on the NASDAQ. As such, the fair value of options granted subsequent to December 4, 2013, using the Black-Scholes option-pricing model used assumptions based upon NASDAQ share trading information and stock prices.

Stock options granted during 2014, subsequent to the Company’s initial public offering, were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the Year Ended June 30,
2014
Weighted average share price at date of grant	$7.75
Weighted average exercise price	$7.75
Expected volatility	40.6%
Expected dividend yield	0.0%
Risk-free interest rate	1.5%
Expected option life	5.4 years

Expected volatility was determined taking into account historical volatility of selected peer companies, as the Company’s shares had limited trading history on the NASDAQ subsequent to the Company’s December 2013 initial public offering.

Long Term Incentive Plan (LTIP)

Under the Kofax Limited 2012 Long Term Incentive Plan grants are awarded to senior executives at the discretion of the Remuneration Committee. The shares vest after three years, contingent on the successful achievement of the following performance criteria:

(a)	Continued employment of three years after the effective date of the award,

(b)	50% on the attainment of revenue goals, and

(c)	50% on the achievement of earnings target goals, as defined.

The fair value of the LTIP award is based on the market share price at grant date, with the number of shares included in the measurement of the charge reassessed each reporting period to reflect management’s best estimate of non-market performance criteria achievement. The fair value also assumes no dividends.

	For the Year Ended June 30,
	2014		2013		2012
	Weighted average exercise prices	Shares	Weighted average exercise prices	Shares	Weighted average exercise prices	Shares
Beginning of the year	$3.79	3,285,529	$3.54	2,538,044	$3.08	2,022,396
Granted during the year	$6.18	1,317,500	$4.30	1,263,956	$4.32	855,000
Awarded during the year	$3.63	(191,043)	$3.02	(266,471)	$2.53	(171,425)
Forfeited during the year	$4.57	(204,506)	$5.02	(250,000)	$2.80	(167,927)

End of the year	$4.54	4,207,480	$3.79	3,285,529	$3.54	2,538,044

The market value of outstanding LTIP awards at grant date ranged between $5.64 and $9.11 (2013: between $2.26 and $7.74 and 2012: between $2.40 and $7.74). The weighted average remaining vesting period of outstanding shares is 1.1 years (2013: 1.2 years and 2012: 1.3 years).

Share-based payment expense recognized for employee services received during the year is shown in the following table:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Expense arising from share option scheme	686	515	1,204
Expense arising from LTIP	4,109	836	2,669
Expense arising from employee benefit shares	72	42	32

Total share-based payment expense	4,867	1,393	3,905

Share-based payment expense recognized by functional line in the Consolidated Income Statements is as follows:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Cost of maintenance services	79	14	—
Cost of professional services	92	28	33
Research and development	884	274	348
Selling and marketing	2,607	579	1,494
General and administrative	1,205	498	1,918
Acquisition-related costs	—	—	112

Total share-based payment expense	4,867	1,393	3,905

NOTE 25    SHARE BUY BACK

During the year ended June 30, 2014 and June 30, 2013 the Kofax Employee Share Trust (the Trust) purchased a total of 725,000 and 210,000 ordinary shares of the Company in the open market at an average price of 414.50 and 280.25 U.K. pence per share, respectively. Following these purchases, 4,627,492 and 4,638,783 shares are held by the Trust and are included in Employee benefit shares in the Consolidated Statement of Financial Position as of June 30, 2014 and June 30, 2013, respectively.

At June 30, 2014 and June 30, 2013, the Company held a total of 5,068,374 ordinary shares in treasury, and the Company had additional 92,149,220 and 89,638,519 ordinary shares in issue out of treasury as of June 30, 2014 and June 30, 2013, respectively.

NOTE 26    ANALYSIS OF NET FUNDS

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Cash in hand, at bank	89,178	92,084
Short-term deposits	453	1,329

Total cash and cash equivalents	89,631	93,413

Total cash and cash equivalents of $89.6 million (2013: $93.4 million) are shown on the Statement of Financial Position.

NOTE 27    LEASES

Operating leases

The Company leases the majority of its property and equipment in various countries. The terms of building leases vary from country to country, with rent reviews between one and seven years, and many lease contracts have break clauses. The terms of other operating lease contracts are between one and three years. Future minimum operating lease payments are due as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Not later than one year	7,533	7,690
Later than one year but not later than five years	6,998	13,194
Later than five years	719	465

Total operating lease payments	15,250	21,349

Total future operating lease payments relating to leased buildings amounts to $15.1 million (2013: $21.2 million). The Company has no finance leases.

NOTE 28  RELATED PARTY TRANSACTIONS

Total compensation paid to key management personnel:

	For the Year Ended June 30,
	2014	2013	2012
	($ in thousands)
Short-term employee benefits	2,300	1,893	2,351
Post-employment pension benefits	4	4	4
Share-based payments	664	193	1,290

Total compensation paid to key management personnel	2,968	2,090	3,645

The post-employment benefits amount shown above represents contributions to defined contribution and defined benefit schemes. Given their authority level combined with delegation of key decision making to the Board, the Company does not consider any non-Director members of the executive management team as key management personnel as defined in IAS 24 and therefore are not considered related parties.

Directors’ interests

The beneficial interests of the current Directors and their families in the issued share capital of the Company are in total number of shares as follows:

	For the Year Ended June 30,
	2014	2013
Beneficial interests in issued share capital	24,238,422	17,878,332

Directors’ interests in share options and LTIP’s

Directors of the company held 1,169,800 LTIP shares as of June 30, 2014 and 649,000 LTIP shares as of June 30, 2013, of which no LTIPs were vested during the period ended June 30, 2014 and 649,000 LTIP shares were vested during the period ended June 30, 2013. Based upon performance criteria, shares become subject to release three years after their issuance. Market prices on the date of grant of the shares were between $2.40 and $5.64 at the grant dates.

Directors of the company held 1,950,000 share options as of June 30, 2014 and June 30, 2013; no options were granted during each period. No share options lapsed during the periods. The exercise periods are between 2011 and 2020 with exercise prices of the shares between $2.40 and $4.13.

NOTE 29    CONTINGENT LIABILITIES

There are no material pending or threatened lawsuits against the Company.

NOTE 30    SUBSEQUENT EVENTS

Acquisition of SoftPro GmbH

On September 1, 2014, Kofax acquired 100% of the shares of SoftPro GmbH (SoftPro), a company incorporated in the Germany, specializing e-signature and signature verification solutions. The Company believes SoftPro’s software will accelerate Kofax’s ability to improve customer interactions by enabling organizations to offer a streamlined, fully digital and secure experience to their constituents and transform customer workflow to an all-electronic process, dramatically accelerating closure in any type of transaction that requires a contract. Additionally, SoftPro provides a full suite of banking solutions including signature verification, authentication and fraud detection. These capabilities, offered both on premise and in the cloud, further differentiate Kofax’s smart process application (SPA) offering from competitors who do not offer these capabilities. The acquisition will be accounted for using the acquisition method.

Below we provide provisional information on the acquisition. The valuation had not been completed by the date the financial statements were approved for issue by management. Full information on the acquisition of SoftPro will be disclosed in the Company’s annual financial statements for the year ending June 30, 2015.

Provisional Fair Value
($ in thousands)
Net liabilities acquired	(1,514)
Intangible assets, including goodwill	36,214

Total consideration	34,700

($ in thousands)
Satisfied by:
Cash outflow at time of closing	31,200
Deferred consideration	3,500

Total consideration	34,700

The provisional goodwill of $35.1 million includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.